12

Follow-Up Materials

06013028

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tingyi (Cayman Islands) Holding Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2006 E
THOMSON FINANCIAL

FILE NO. 82- 34910 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/4/06

File No. 82-34910

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立的有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code 證券編號: 322)



AR/S
12-31-05

年報

2005
Annual Report

* 僅供識別
For identification purposes only

Tingyi's profit
attributable to shareholders
in 2005 reached US$123 million
with 8.25 billion units in sales of
instant noodles and 4.38 billion
units in package drinks.
Master Kong products are
now everywhere
in the PRC...

康師傅 於2005年錄得
1.23億美元的股東應佔溢利
並同時銷售了82.5億個
單位的方便麵和43.8億
個單位的包裝飲品
現時康師傅產品已滲透至
中國每一角落...

康師傅


冬瓜煲
老鸭面

康師傅



康師傅


妙芙
Muffin
苏打夹心

目錄 Contents

2	公司簡介	Company Profile
3	銷售網絡	Sales Network
4	財務摘要	Financial Summary
6	財務要點	Financial Highlights
9	董事長報告	Chairman's Statement
14	高階管理人員簡介	Senior Management Profile
20	集團結構	Group Structure
22	業務回顧	Business Review
30	展望	Prospects
31	企業管治報告	Corporate Governance Report
35	董事會報告	Directors' Report
45	核數師報告	Auditors' Report
47	綜合收益表	Consolidated Income Statement
48	綜合資產負債表	Consolidated Balance Sheet
50	資產負債表	Balance Sheet
51	綜合股東權益變動表	Consolidated Statement of Changes in Equity
52	綜合現金流量表	Consolidated Cash Flow Statement
54	賬目附註	Notes to the Financial Statements
126	公司資料	Corporate Information

公司簡介 Company Profile

康師傅控股有限公司(「本公司」)，總部設於中華人民共和國(「中國」)天津市，其附屬公司主要在中國從事生產和銷售方便麵、飲品及糕餅。本公司及其附屬公司(「本集團」)於一九九二年開始生產方便麵，並從一九九六年擴大業務至糕餅及飲品；目前本集團的三大品項產品，皆已在中國食品市場佔有顯著的市場地位，據AC Nielsen二零零五年十二月的零售市場研究報告，調查結果顯示在這期間本集團在方便麵、包裝茶飲品及夾心餅乾於銷售額的市場佔有率分別為36.9%、50.3%及24.0%，同時處於領導地位。本集團大部份產品均以家傳戶曉的「康師傅」品牌銷售，本集團相信「康師傅」是中國最為消費者熟悉的品牌之一。

Tingyi (Cayman Islands) Holding Corp. (the "Company"), headquartered in Tianjin, the People's Republic of China (the "PRC"), and its subsidiaries specialise in the production and distribution of instant noodles, beverages and baked goods in the PRC. The Company and its subsidiaries (the "Group") started its instant noodle segment in 1992, and expanded into the bakery segment and beverage segment in 1996. The Group's three main product segments have established leading market shares in certain segments of the PRC's food industry. According to AC Nielsen SCAN TRACK EXPRESS, based on sales, in December 2005, the Group was the market leader in instant noodles, ready-to-drink ("RTD") teas and sandwich crackers, gained 36.9%, 50.3% and 24.0% market share respectively. The Group is best known in the PRC for its "Master Kong" brand name which appears on the packaging of most of its products. The Group believes that "Master Kong" is one of the most recognised consumer brand names in the PRC.

本集團透過自有遍佈全國的銷售網絡分銷旗下產品，截至二零零五年十二月底本集團擁有361個營業所及72個倉庫以服務4,656家經銷商及66,085家直營零售商。本集團相信此廣博的銷售網絡，是構成本集團產品處於市場領導地位的主要原因，亦促使本集團的新產品更成功而有效地登陸市場。

The Group distributes its products throughout the PRC through its extensive sales network consisting of 361 sales offices and 72 warehouses serving 4,656 wholesalers and 66,085 direct retailers as of 31 December 2005. The Group believes that this extensive sales network is a significant contributor to the Group's leading market shares and it enables the Group to rapidly and successfully introduce new products.

本集團的發展乃將資源專注於食品流通事業，除繼續強化物流與銷售系統，同時進行本集團於台灣及大陸食品事業的整合，以期建立「大中國食品集團」的構想。

Based on food circulation business, the Group will continue to strengthen its logistics and sales system in the PRC. At the same time, it has proceeded its integration of the Group's food resources in the Mainland and Taiwan, to realize its dream of setting up "Greater China Food Group".

本集團於一九九六年二月在香港聯合交易所有限公司上市。本公司的大股東頂新(開曼島)控股有限公司和三洋食品株式會社分別持有本公司33.1889%的股份。於二零零五年十二月三十一日，本公司之市值為27.4億美元。現時本公司已被納入英國富時指數中亞太區(除日本外)的成份股。

The Group was listed on the Stock Exchange of Hong Kong Limited in February 1996. Each of the Company's major shareholders Ting Hsin (Cayman Islands) Holding Corp. and Sanyo Foods Co., Ltd. holds a 33.1889% equity interest respectively in the Company. Market capitalisation as at 31 December 2005 was US$2,740 million. The Company is a constituent stock of British's FTSE All-World Asia Pacific Ex-Japan Index.

銷售網絡 Sales Network



Heilongjiang
黑龍江
Jilin
吉林
Liaoning
遼寧
Xinjiang
新疆
Inner Mongolia
內蒙古
Ningxia
寧夏
Hebei
河北
Qinghai
青海
Gansu
甘肅
Shanxi
山西
Shandong
山東
Tibet
西藏
Shanxi
陝西
Henan
河南
Jiangsu
江蘇
Sichuan
四川
Hubei
湖北
Anhui
安徽
Zhejiang
浙江
Jiangxi
江西
Hunan
湖南
Guizhou
貴州
Yunnan
雲南
Fujian
福建
Taiwan
台灣
Guangxi
廣西
Guangdong
廣東
Hong Kong
香港
Hainan
海南

Production Centre 生產基地		Instant Food 方便食品事業	Beverage 飲品事業	Bakery 糕餅事業
Tianjin	天津	✓	✓	✓
Hangzhou	杭州	✓	✓	✓
Guangzhou	廣州	✓	✓	✓
Shenyang	瀋陽	✓	✓	
Chongqing	重慶	✓	✓	
Wuhan	武漢	✓	✓	
Xian	西安	✓	✓	
Harbin	哈爾濱	✓	✓	
Qingdao	青島	✓	✓	
Fuzhou	福州	✓	✓	
Shiheji	石河子	✓	✓	
Kunming	昆明	✓	✓	
Yulin,Taiwan	台灣雲林	✓		
Fu Man Duo Noodle	福滿多麵	✓ ▲		
Bottle Water	瓶裝水		✓ ○	
Total	合計	20	17	3

		2001	2002	2003	2004	2005
Sales Office	營業所	311	353	344	341	361
Warehouse	倉庫	139	82	77	72	72
Wholesaler	經銷商	4,583	4,481	4,860	4,815	4,656
Direct Retailer	直營零售商	33,454	44,616	49,311	61,065	66,085
Employee	員工人數	24,643	26,542	27,803	25,003	25,273
Production Line	生產線	174	194	230	226	260
Production Centre	生產基地	10	13	13	13	24

業績 Results

截至十二月三十一日止年度
For the years ended 31 December

		2005	2004	2003	2002	2001
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
			(重列)	*(重列)*	*(重列)*	*(重列)*
			(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
營業額	Turnover	**1,845,609**	1,466,889	1,260,691	1,100,405	944,566
除稅前溢利	Profit before taxation	**187,927**	296,389	44,305	98,266	72,468
稅項	Taxation	**(17,419)**	(8,576)	(7,868)	(6,155)	(9,049)
本年度溢利	Profit for the year	**170,508**	287,813	36,437	92,111	63,419
年內應佔溢利：	Attributable to:					
本公司股東	Equity holders of the Company	**123,529**	286,429	35,816	90,928	60,338
少數權益股東	Minority interest	**46,979**	1,384	621	1,183	3,081
		170,508	287,813	36,437	92,111	63,419
股息	Dividends	**129,658**	63,712	63,152	51,975	45,268
		美仙	*美仙*	*美仙*	*美仙*	*美仙*
		US cents	*US cents*	*US cents*	*US cents*	*US cents*
基本每股溢利	Basic earnings per share	**2.21**	5.13	0.64	1.63	1.08



資產與負債　Assets and Liabilities

		於十二月三十一日 As at 31 December				
		2005	2004	2003	2002	2001
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
			(重列)	*(重列)*	*(重列)*	*(重列)*
			(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
物業、機器及設備	Property, plant and equipment	**991,279**	879,964	855,695	746,919	695,973
土地租約溢價	Premium for land lease	**54,446**	51,349	52,819	53,895	56,545
聯營公司權益	Interests in associates	**54,863**	53,154	39,814	43,878	30,196
其他非流動資產	Other non-current assets	**30,729**	39,364	8,449	2,590	2,576
淨流動(負債)資產	Net current (liabilities) assets	**(67,287)**	(102,868)	(94,106)	4,382	(43,218)
非流動負債	Non-current liabilities	**(53,657)**	(35,557)	(284,550)	(257,489)	(178,764)
淨資產	Net assets	**1,010,373**	885,406	578,121	594,175	563,308
發行股本	Issued capital	**27,943**	27,943	27,943	27,943	27,943
儲備	Reserves	**714,381**	706,788	480,392	507,436	468,406
擬派特別股息	Proposed special dividend	**59,799**	—	—	—	—
擬派末期股息	Proposed final dividend	**69,859**	63,712	63,152	51,975	45,268
少數股東權益	Minority interest	**138,391**	86,963	6,634	6,821	21,691
		1,010,373	885,406	578,121	594,175	563,308

附註：

本表所列數字已重新編列以反映採納新訂或經修訂香港財務報告準則。

Note:

The figures in this table have been restated to reflect the adoption of new/revised Hong Kong Financial Reporting Standard.


集團營業額
Group Turnover
百萬美元
US$'M
2,000
1,500
1,000
500
0
945
1,100
1,261
1,467
1,846
2001
2002
2003
2004
2005


各事業群佔總營業額的百分比
Percentage of total turnover by product type
百分比
%
100
90
80
70
60
50
40
30
20
10
0
3
9
25
63
2
8
32
58
3
6
29
62
3
6
33
58
4
5
38
53
2001
2002
2003
2004
2005
方便麵
Noodles
飲品
Beverages
糕餅
Bakery
其他
Others


集團毛利率
Group gross margin
百分比
%
40
35
30
25
20
15
10
5
0
33.65
33.89
27.87
27.58
31.33
2001
2002
2003
2004
2005


各事業群毛利率
Group margin by product type
百分比
%
2004
2005
50
45
40
35
30
25
20
15
10
5
0
19.29
23.65
39.60
40.10
34.80
38.67
方便麵
Noodles
飲品
Beverages
糕餅
Bakery



財務要點 Financial Highlights

除稅及息前溢利率
EBIT margin



百分比
%
25
20
15
10
5
0
21.09
9.94
11.34
5.03
10.47
2001
2002
2003
2004
2005

股東應佔溢利
Profit attributable to shareholders



百萬美元
US$'M
300
250
200
150
100
50
0
286.4*
123.5
90.9
60.3
35.8
2001
2002
2003
2004
2005

* 含出讓附屬公司部份權益之特殊收益為273百萬美元

* Include US$273 million capital gain from the disposal of partial interests in subsidiaries

主要財務數據 Major Financial Data

		2005	年度變動 Year on Year change %
營業額／千美元	Turnover/US$'000	1,845,609	+25.8
EBITDA／千美元(邊際率)	EBITDA/US$'000 (margin)	291,387 (15.79%)	-26.9
經營溢利／千美元(邊際率)	Operating profit/US$'000 (margin)	189,016 (10.24%)	-39.4
淨溢利／千美元(邊際率)	Net profit/US$'000 (margin)	123,529 (6.69%)	-56.9
每股溢利／美仙	EPS/US cents	2.21	-56.9
經營活動所得現金淨額／千美元	Net cash from operating activities/US$'000	310,383	+160.3
製成品周轉期／天	Finished goods turnover/days	9.61	-10.5
應收賬款周轉期／天	Accounts receivable turnover/days	15.43	-7.2
負債與資本比率／倍 (淨借貸相對於股東權益)	Gearing ratio/times (Net debt to shareholders' equity)	0.00	-104.8
負債比率／% (總負債相對於總資產)	Debt ratio/% (Total liabilities to total assets)	34.77	-5.7



再接再勵 邁向卓越

Go from Strength to Strength for the Quest of Excellence

董事長 *Chairman*

魏應州 **Wei Ing-Chou**

1. 緒言

二零零五年中國的消費結構升級加快，城市化程度不斷提高，強而有力地刺激中國經濟高速發展。本集團順應形勢、抓住機遇，積極調整策略，開拓市場，使「康師傅」方便麵及茶飲料繼續居於領導地位，且營業額屢創新高，呈現亮麗的成長，糕餅及冷藏產品亦有不錯的表現。雖然主要原材料如麵粉、PET膠粒及糖等價格持續高企，但在利潤優先的策略指導下，透過本集團管理層面及銷售層面的有效管控，獲利狀況理想。全年總營業額續創新高至1,845,609千美元，較去年同期上升25.8%。本集團全年的股東應佔溢利達123,529千美元，每股盈利為2.21美仙。

1. Introduction

In the year 2005, the acceleration of consumption structure upgrading and the high degree of urbanization were driving the PRC economy at a high speed. As a result of coping with the situation in adjusting the strategies and exploiting the markets, by catching the right opportunities, "Master Kong" Instant Noodles and Tea Drinks continued to occupy the leading position in the market. Furthermore, the Group broke the record again and gained a brilliant growth in turnover. Sales performance for bakery and refrigerated products also achieved a fast growth. Although there are continuous price increases from flour, PET plastic resin and sugar, the Group's performance was encouraging by the strategic direction of placing priority on improving profit and effective control from the Group's management and marketing level. The Group's total sales for the year have reached the level of US$1,845.609 million, 25.8% higher than in previous year. For the whole year, the Group's profit attributable to shareholders amounted to US$123.529 million and earnings per share amounted to US 2.21 cents.

2. 股息

基於本集團之財務根基穩固，及綜觀本集團於二零零五年全年整體表現卓越，於評估整體營運、資本投資、營運資金及現金流量後，董事局建議增加末期股息之金額，以感謝股東們對本集團的支持。因此，董事局將於二零零六年六月十二日舉行之股東大會上，建議派付末期股息每股1.25美仙予於二零零六年六月九日名列本公司股東名冊上之本公司股東(即於二零零六年六月二日或以前買進本公司股票及於

2. Dividends

The Group has maintained a strong foundation in its financial structure. Coupled with the 2005 excellent results and after taking into the consideration of the Group's overall operation, capital expenditures, working capital requirements and cash flow of the Group, the Board recommends to provide a return to our shareholders for their support by increasing the final dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 12 June 2006 the payment of a final dividend of US 1.25 cents per share totaling US$69.859 million to shareholders whose names



二零零六年六月六日下午四時之前辦理股份過戶登記手續之股東），末期派息總額為69,859千美元。連同已於二零零六年二月二十二日派發每股1.07美仙的特別股息，本年度每股將共獲派股息2.32美仙，總派息額將為129,658千美元。去年之末期股息為每股1.14美仙，派息總額為63,712千美元。

appear on the register of members on 9 June 2006 (shareholders who bought the Company's shares on or before 2 June 2006 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 6 June 2006). Together with the US 1.07 cents special dividend per share which was paid on 22 February 2006, total dividend per share for the year 2005 will be US 2.32 cents, total amount of dividend will be US$129.658 million. Final dividend in last year was US 1.14 cents and the total amount of dividend was US$63.712 million.

3. 產業佈局

二零零五年的中國市場競爭更加激烈，要贏得市場、獲得利潤、持續處於市場的領導地位，本集團本著「與時俱進，利潤優先」的策略指導原則，不斷的精進管理、精進產品、打造消費者對品牌忠誠度以及強強聯盟補充本集團缺乏之能力，切實加強和提高市場競爭力。

3. Industry Layout

The competition of PRC markets in the year 2005 was more fierce. In order to gain the market and profit and keep the leading position continuously, by the strategic guiding principle of "Always Abreast of Time, Profit is a Priority", the Group continued to enhance control on its management and products, solidify consumers' brand loyalty and accompany with strong strategic alliances to supplement the capability which the Group did not possess at this stage. These efforts have strengthened and improved the Group's competitiveness effectively.

本集團於二零零五年七月四日與日本龜田制果株式會社（「龜田」）在天津成立合資公司，於活化現有米餅生產線的同時，在龜田的專業協助下，生產更多樣化的米製品，充實糕餅事業的產品陣容。此外，於二零零五年七月十一日，本集團與可果美株式會社及伊藤忠商事會社於杭州成立合營企業，主力製造及銷售純蔬菜／蔬果飲料及相關乳酸菌飲料等，藉此可令本集團於飲品的製造及分銷更多元化。

On 4 July 2005 the Group established a joint venture company in Tianjin with Japanese Kameda Seika Co., Ltd. ("Kameda"). With Kameda's professional support, the Group may produce different kinds of rice products by fully utilizing the Group's production facilities for rice crackers. On 11 July 2005 the Group also established another joint venture company in Hangzhou with Japanese Kagome Co., Ltd. and Itochu Corporation to produce vegetable juice, mixed vegetable and fruit juice and vegetable and lactic beverage. Through this cooperation, the Group is expected to further diversify its business into the production and distribution of beverages.

配合鄉鎮地區的深耕以及農村消費者漸漸增加對方便麵的需求，本集團於二零零五年繼續擴建平價方便麵工廠；此外，為滿足消費者對飲用水質量的重視，年內亦於

Leveraging on deep plowing in village markets and increased consumers' demands for instant noodle in rural areas, the Group continued to build low-end instant noodle production factories this year. With the advance of consumers' concern for the quality of



各大城市增設礦物質水廠；此等佈建除可強化市場的銷售亦可進一步拉近與消費者的距離，同時可有效地控制營運成本，從而增加市場的競爭力。

water, the Group has added mineral water factories in cities. The increase in production capacity will strengthen the Group's sales and further shorten the distance between the Group and end-users. At the same time, the Group's operation cost can be controlled effectively to enhance its competitiveness in the markets.

4. 產品／品牌地位

在提供優質的產品、加強品牌溝通力度，並強化消費者的信賴度下，據AC Nielsen 二零零五年十二月的報告指出，以銷售額為基準，本集團在方便麵、包裝茶飲品及夾心餅乾之市場佔有率分別為36.9%、50.3%及24.0%，同時處於領導地位。此外，於二零零五年，「康師傅」品牌連續三年取得由英國INTERBRAND負責調查的「台灣十大國際品牌」大獎。二零零五年，「康師傅」亦榮獲「香港二零零五／二零零六年度超級品牌」大獎。「康師傅」品牌已具有相當廣泛的認知度與喜愛度。

4. Product/Brand Status

Due to providing high-quality products, strengthening brand communication and enhancing consumers' trust, according to AC Nielsen's report in December 2005, based on sales value, market shares for the Group's instant noodle, RTD teas and sandwich crackers were 36.9%, 50.3% and 24.0% respectively, showing the Group's leading position in the industry. In the year 2005, the brand of "Master Kong" has gained the "Taiwan Top 10 Global Brand" award based on the research carried out by British INTERBRAND and it was the third year the Group gained the grant. In the year 2005, "Master Kong" also won the "Hong Kong 2005/2006 Superbrands" award. The brand of "Master Kong" has extensive recognition and acceptance among consumers.

5. 優質保證認證

品質管理及食品安全是食品業確保長期優勢的基礎，本集團致力達到「人人皆品管」的目標。目前，方便麵事業轄下，除新投產的平價麵工廠外，所有工廠皆取得ISO 9001認證及中國國家食品市場准入產品品質安全QS認證；飲品事業轄下的工廠除新投產的礦物質水廠外，已全部取得ISO 9001認證、中國國家食品市場准入產品品質安全QS認證及HACCP認證；糕餅事業轄下所有工廠皆取得ISO 9001 2000版、中國國家食品市場准入產品品質安全QS認證及「C」標誌計量免檢認證。董事們為本集團製造出品質、安全性皆高的食品管理系統感到光榮。

5. Quality Control

Quality control and food safety are the heart of food industry. The Group has tried the best to achieve the aim of "ALL QC". Currently, all noodles factories under the Group have obtained ISO 9001 certification and the PRC QS certificate except for those new factories for low-end noodle. All beverage factories have gained ISO 9001 certificate, the PRC QS certificate and the HACCP certificate except for those new mineral water factories. Bakery factories of the Group obtained ISO 9001 Version 2000 certificate, the PRC QS certificate and the "C" certificate. The Directors are proud of the Group's management system of producing high-quality food products.

6. 社會貢獻

我們在用心經營事業的同時，未曾忘記回饋社會。

a) 持續支持中國體育事業：二零零五年連續第四年冠名「康師傅」球隊，贊助天津泰達足球俱樂部。天津康師傅足球隊在二零零五年中國足球協會超級聯賽中取得了第四名的歷史最好成績。

b) 持續團結本集團各廠區，援助弱勢群體：在杭州、瀋陽、重慶、廣州、武漢、昆明、哈爾濱、新疆等地持續舉辦「康師傅」家庭日及愛心遊園會活動，參加人數達23,000人，並將活動所得款項向社會弱勢群體進行愛心捐助。

c) 支持公益活動：本集團參加「母親健康快車」公益活動，為西部貧困地區的母親們帶來關愛和希望。對我們15年來熱衷公益的肯定，被天津慈善協會授予「慈善之星」的稱號。

6. Social Contribution

The Group does not forget to provide a return to the society while we operate the business diligently.

1) Continuing to support China's sports business. 2005 was the fourth year to name the football team as "Master Kong ", which gained the fourth place in the China Super League, and sponsor Tianjin TEDA Football Club.

2) Continuing to unite the Group's subsidiaries in aid of disadvantaged groups. The "Master Kong" Family Day and Loving Care Garden Party were held continuously in Hangzhou, Shenyang, Chongqing, Guangzhou, Wuhan, Kunming, Harbin and Xinjiang. Over twenty-three thousands people took part in the above activities and all proceeds were donated to disadvantaged groups.

3) Supporting charity activity: The Group has been participating the "Healthy Mother Express" charity activity that will send the care and hope to the mothers in the western poverty-stricken areas. The Group was awarded the title of "Charity Star" by Tianjin Charity Association for affirming the Group's 15 years contribution to the charity.

7. 設立美國預託證券計劃

本公司已於二零零六年一月二十三日設立一項保薦非上市美國預託證券計劃，本公司董事相信美國預託證券計劃將為本公司提供以最低財務成本及維持力度在美國資本市場保持曝光。

7. Established an American Depositary Receipt

The Company has established a sponsored, unlisted American Depositary Receipt ("ADR") facility, which has been effective on 23 January 2006. The Board of Directors of the Company believes that the ADR facility will provide the Company with a measure of exposure to the U.S. capital market, at a minimal cost financially and in terms of maintenance effort.





8. 成為英國富時指數中亞太區(除日本外)的成份股

於二零零六年三月二十四日交易日結束起，本公司正式被納入英國富時指數中亞太區(除日本外)的成份股。此有助加強投資者對本集團的信心，並反映本集團在投資者當中已建立了一定信譽。

8. Constituent Stock of British's FTSE All-World Asia Pacific Ex-Japan Index

From the close of trading on 24 March 2006, the Company was added as constituent stock of the British's FTSE All-World Asia Pacific Ex-Japan Index. This helps further building up investors' confidence in the Group and reflects that the Group has gained its reputation among investors.

9. 管理團隊

年內，本集團透過生產技術的改進及管理系統的強化，在持續擴建，深化擴張的情勢下，精英精兵，員工總人數為25,273人。

為鍛造一個更精實、更優良的企業，本集團於年內，聘請具專業資深背景的生產總監、研發總監、採購總監及人力資源總監，不僅加強了企業的經營管理，亦促進本集團邁向國際化。

本集團能於極具挑戰的外在環境下，獲得二零零五年度驕人之佳績，董事會謹向分秒為本集團作出貢獻的管理團隊及員工致敬！

於二零零六年本集團將「再接再勵，邁向卓越」，持續為消費者及股東增值！

9. Management Team

Under the condition of continuous expansion and in-depth extension, the number of the Group's staff was only 25,273 at the end of the year. The Group's work force was benefited from the production skill improvement, the management system enhancement and the extraordinary talent policy.

In order to produce a more excellent enterprise, the Group has engaged the Directors of Production, R&D, Purchase and Human Resource with professional and reputable backgrounds. The efforts not only strengthen the Group's management but also promote the Group toward internationalization.



The Board of Directors would like to say their appreciation to the management team and all staff for their contribution. Due to their efforts, the Group overcame the big challenge and reached such bountiful results for the year.

In the year 2006, the Group will go from strength to strength for the quest of excellence a greater success and create the appreciation of consumers and shareholders value continuously.

董事長及行政總裁

魏應州

Wei Ing-Chou

Chairman and Chief Executive

中國天津

二零零六年四月二十四日

Tianjin, the PRC

24 April 2006

高階管理人員簡介 Senior Management Profile

董事

執行董事

魏應州，現年52歲，董事長暨行政總裁，魏應交先生之胞兄，一九九一年加入本集團，負責監督本集團之管理及制訂本集團之整體策略、規劃及發展事宜。彼於建造廠房、生產管理及製造食品研究方面擁有逾二十五年經驗。

井田毅，現年76歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。

吉澤亮，現年64歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在富士銀行任職逾31年，於一九九七年加入三洋食品株式會社。

吳崇儀，現年50歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。

魏應交，現年51歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在食品業務之市場推廣及行銷方面擁有廣泛經驗。魏先生亦為頂超(開曼島)控股有限公司之董事長兼執行總裁，該公司現於中國經營39家量販店。

Directors

Executive Directors

WEI Ing-Chou, aged 52, Chairman and Chief Executive Officer, elder brother of Mr. Wei Ying-Chiao, joined the Group in 1991 and is responsible for the supervision and the management of the Group as well as the formulation of the overall strategy of the Group. He has over 25 years' experience in factory construction, production management and research in relation to food production.

Takeshi IDA, aged 76, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

Ryo YOSHIZAWA, aged 64, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he worked in Fuji Bank for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

WU Chung-Yi, aged 50, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin.

WEI Ying-Chiao, aged 51, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive marketing experience in food related business. He is the Chairman and Chief Executive Officer of Ting Cao (Cayman Islands) Holding Corp., which operates 39 hypermarkets in the PRC.



董事 *(續)*

Directors *(Continued)*

執行董事 *(續)*

Executive Directors *(Continued)*

井田純一郎，現年44歲，自二零零二年五月起出任本集團董事，現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年，於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。

Junichiro IDA, aged 44, appointed as a Director of the Group in May 2002, is the President of Sanyo Food Co., Ltd. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo Food Co., Ltd. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group.

獨立非執行董事

Independent Non-executive Directors

徐信群，現年50歲，自一九九九年十月起出任本集團獨立非執行董事，一九七九年畢業於國立台灣大學商學系。彼曾服務於台灣之金融界逾16年，熟稔金融市場運作，擅長於證券投資、企業理財及財務規劃。徐先生並擁有台灣之證券分析師資格。

HSU Shin-Chun, aged 50, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 16 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan.

李長福，現年66歲，於二零零四年九月獲委任為本集團之獨立非執行董事。李先生在商業及投資銀行工作方面逾27年經驗。於一九七七年至一九八七年期間，擔任香港一間國際銀行市場推廣部高級經理一職，並同時為該銀行兩間接受存款的附屬公司總經理。於一九八九至一九九七年期間，李先生從事企業財務顧問事務，並於香港展開私人財務顧問業務。李先生為香港銀行學會及香港證券專業學會之會員。

LEE Tiong-Hock, aged 66, has been appointed as an Independent Non-executive Director of the Group since September 2004. Mr. Lee has over 27 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute.

董事 *(續)*

獨立非執行董事 *(續)*

中山知行，現年57歲，自二零零五年六月二十四日出任本集團獨立非執行董事，現任丸紅株式會社之專務執行董事。彼於一九七一年在和歌山大學經濟學部畢業，投身食品、畜產及纖維貿易，在丸紅株式會社服務逾30年。中山先生於二零零六年四月一日辭去本集團獨立非執行董事之職務。

小川和夫，現年59歲，自二零零六年四月一日起出任本集團獨立非執行董事，現任丸紅株式會社之專務執行董事，食料部門及纖維部門掌管役員。彼於一九七零年在慶應大學畢業，在丸紅株式會社服務逾36年，歷任塑膠及無機化工，財務及物流，新事業發展，經營企業等部門主管。

公司秘書

葉沛森，現年46歲，於一九八二年畢業於香港理工學院，獲頒會計高級文憑，為英國公認會計師公會資深會員及香港會計師公會、香港華人會計師公會、特許管理會計師協會、特許秘書與行政人員協會之會員及香港特許秘書公會之普通會員。於一九九六年獲工商管理碩士學位，在會計業務與公司秘書實務方面擁有逾二十年經驗。葉先生亦為香港之執業會計師，於一九九五年九月加入本集團。

Directors *(Continued)*

Independent Non-executive Directors *(Continued)*

Tomoyuki NAKAYAMA, aged 57, has appointed as an Independent Non-execuitive Director of the Group since 24 June 2005. He is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation. After graduating from economics department of Wakayama University in 1971, he joined Marubeni Corporation and has been engaged in trading business in food, agri-marine products and textiles for over 30 years. Mr. Nakayama resigned as an Independent Non-executive Director of the Group on 1 April 2006.

Kazuo OGAWA, aged 59, has been appointed as an Independent Non-executive Director of the Group since 1 April 2006. He is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation and Advisor to the president for Agri-marine Products Division and Textile Division. After graduating from Keio University in 1970, he joined Marubeni Corporation and worked for over 36 years. He has been in charge of Plastics of Inorganic Chemicals Division, Finance and Logistics Business Division, Business Incubation Department and Corporate Planning & Coordination Department.

Company Secretary

IP Pui-Sum, aged 46, graduated from the Hong Kong Polytechnic with a Higher Diploma in Accountancy in 1982. He is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an associate of the Hong Kong Institute of Certified Public Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the ordinary member of Hong Kong Institute of Chartered Secretaries. He also obtained a Master Degree in Business Administration in 1996. Mr. Ip has over 20 years of experience in public accounting and company secretarial practices. He is also a certified public accountant (practising) in Hong Kong. He joined the Group in September 1995.



高階主管

趙慧敬，現年68歲，現任本集團於中國各附屬公司董事長，於一九九一年十二月加入本集團，一九九二年至一九九五年擔任天津頂益國際食品公司總經理，一九六八年於國立政治大學會計系畢業，曾任職台灣半導體公司財務部經理，現任天津市外商投資企業協會副會長及天津市台資企業協會副會長。

林清棠，現年55歲，本集團財務長。於一九九五年十月加入頂新集團，任康蓮國際食品(杭州)有限公司副總經理、其後出任杭州頂益國際食品有限公司總經理、杭州頂津食品有限公司總經理、飲品事業群總經理之職。在進入本集團之前，曾任台灣雀巢公司會計部經理及台灣、廣州美國通用食品公司財務/管理部協理、總會計師等職務。林氏於一九七二年畢業於台灣東吳大學。

長野輝雄，現年57歲，於二零零零年二月由三洋食品株式會社聘請，同年三月派往本集團，出任本集團財務長室高級僱員。彼於一九七二年畢業於日本一橋大學經濟系，同年進入富士銀行，長期從事金融工作，有着豐富的國際金融經驗，在富士銀行服務逾二十九年。

吳文聰，現年49歲，本集團總部稽核長，於一九九四年五月加入本集團。吳氏於一九九三年畢業於台灣淡江大學管理科學研究所，主修會計、稅務及財務管理。曾任南僑化學工業股份有限公司助理經理、南僑食品股份有限公司會計主任、可口企業股份有限公司會計主任、頂宏國際股份有限公司會計經理及統一百事可樂股份有限公司會計長。

Head Office Management

CHAO Hui-Ching, aged 68, joined the Group in December 1991 and is the Chairman of the Group's subsidiaries in the PRC. He was the General Manager of Tianjin Tingyi International Food Co., Ltd. from 1992 to 1995. He graduated from the Accounting Department of Taiwan National Cheng Chi University in 1968. Prior to joining the Group, he worked for Taiwan Semiconductor Co., Ltd. as the Manager of the Financial Department. He is the deputy chairman of both the Tianjin Association of Enterprise with Foreign Investment and the Tianjin Taiwan-Invested Enterprises Association.

Frank LIN, aged 55, is the Chief Financial Officer of the Group. He joined Ting Hsin Group in October 1995 as the Vice President of the Comely International Food (Hangzhou) Co., Ltd. Prior to his current appointment, he was the General Manager of Hangzhou Tingyi International Food Co., Ltd., General Manager of Hangzhou Tingjin International Food Co., Ltd. and President of the Group's Beverage Business. Prior to joining the Group, he was the Manager of the Accounting Department for Nestle Taiwan Group and the Director of the Management Department and Chief Accountant for General Food, Taiwan and Guangzhou. He graduated from Soochow University in Taiwan in 1972.

Teruo NAGANO, aged 57, has been employed by Sanyo Foods Co., Ltd. since February 2000 and joined the Group in March 2000 as the Senior Advisor to the office of the Chief Financial Officer. After graduating from Hitotsubashi University of Economics in 1972, he joined Fuji Bank and worked there for over 29 years. He has substantial working experience in the financial industry and has comprehensive knowledge of the international financial markets.

Wilson WU, aged 49, joined the Group in May 1994 and is the Chief Auditor. He graduated from the Management Science Institute, Tam Kang University in Taiwan in 1993, majoring in accounting, taxation and financial management. Prior to joining the Group, he was Assistant Manager of Nanchow Chemical Industrial Co., Ltd., Assistant Accounting Manager of Nacia Food Co., Ltd., Accounting Manager of Lucky Enterprises Corporation, Accounting Manager of Decent T & H International Food Co., Ltd. and the Financial Controller of President Pespi Cola Co., Ltd.

高階主管(續)

Head Office Management *(Continued)*

柯元達，現年54歲，本集團總部幕僚長兼人力資源部主管，於二零零五年十二月加入本集團。畢業於台灣中山大學企管所碩士。曾任職於本集團總管理處人力資源副總經理，集團總部管理部副總經理。

KO Yuen-Tat, aged 54, joined the Group in December 2005 and is the Chief of Staff and Head of the Human Resources Department. He was conferred a MBA degree by the National San Yat Sen University (Taiwan). He has been the Senior Vice President of the Group's Human Resources Department and Management Department.

鍾中林，現年44歲，現任方便食品事業群總經理。於一九九四年十二月加入本集團，任天津頂益國際食品有限公司營業經理、行銷協理，其後出任瀋陽頂益國際食品有限公司及天津頂益國際食品有限公司總經理等職。一九八四年畢業於台灣交通大學管理科學學系。在進入本集團前曾任松崗電腦公司管理部經理，森中行貿易有限公司副總經理。

Eric CHUNG, aged 44, is the President of the Group's Instant Noodle Business. He joined the Group in December 1994 as Sales Manager of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the Head of Marketing of Tianjin Tingyi International Food Co., Ltd, General Manager of Shenyang Tingyi Int'l Food Co., Ltd. and Tianjin Tingyi Int'l Food Co., Ltd. He graduated from Taiwan National Chiao Tong University in 1984 majoring in Management Science. Prior to joining the Group, he was the Manager of the Management Department for Sor Kang Computer & Software Co., Ltd. and the Deputy General Manager for Shen Chung Hang Trading Co., Ltd.

黃國書，現年48歲，現任飲品事業群總經理。於二零零一年六月加入本集團，出任方便食品事業群營業本部主管，二零零二年四月調任杭州頂津食品有限公司總經理。畢業於中國文化大學觀光系。曾任職英商德記洋行，台灣太古可口可樂業務行銷總監。

George HUANG, aged 48, is the President of the Group's Beverage Business. He joined the group in June 2001 as Head of Sales Department of the Group's Instant Noodle Business and was the General Manager of Hangzhou Tingjin Food Co., Ltd. in April 2002. Mr. Huang graduated from Tourism Department of Chinese Culture University in Taiwan. Prior to joining the Group, he worked for a British Trading Company TAIT CO. and has been the Sales Director of Swire Coca-Cola, Taiwan.

曹生麟，現年44歲，現任糕餅事業群總經理。於一九九三年十月加入本集團，出任天津頂益國際食品有限公司營業部門主管，後任重慶頂益兼武漢頂益國際食品有限公司總經理。曹氏畢業於輔仁大學食品營養系，之前曾任職於台灣雀巢公司、聯合利華及聯蓬食品等公司。

Jerry TSAO, aged 44, is the President of the Group's Bakery and Confectionary Business. He joined the Group in October 1993 as Head of Sales Department of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the General Manager both of Chongqing Tingyi Int'l Food Co., Ltd and Wuhan Tingyi Int'l Food Co., Ltd. Mr. Tsao graduated from Nutrition on Food Science Department of Taiwan Fu-Jen University. Prior to joining the Group, he worked for Nestle Taiwan Group, Uniliver Taiwan and Wellroc Taiwan Ltd.



高階主管(續)

葉東峰，現年61歲，本集團配套事業群總經理，於一九九八年三月加入本集團，出任方便麵業務副總經理並於同年五月主管配套事業群，內容有：軟性包材、紙器、乾燥農產品、機械、房地產、土木建築、工程顧問，物業管理、物流等業務。葉氏畢業於中原大學，曾任職於三陽金屬(股份有限)公司十一年，好潔工業(股份有限)公司十六年，於好潔任職副總經理兼總廠長，擁有二十八年之經營管理經驗，對於各種功能業務管理均有非常顯著之管理績效。

陳亮邦，現年50歲，現任冷藏事業部總經理。於二零零一年八月加入本集團，出任冷藏事業部總經理。陳氏畢業於台灣大學農經研究所。之前曾任職於台灣味全食品工業股份有限公司。

劉勇，現年35歲，現為本集團合資格會計師，劉氏於二零零四年八月加入本集團出任稽核部一級主辦員。劉氏畢業於天津財經學院教育管理學系，並取得中國註冊會計師資格。於加入本集團前，曾服務於多間中國企業，如天津中孚集團、天津星運集團及天津真美工貿公司，出任審計部主管及財務會計經理。

Head Office Management *(Continued)*

YEH Tung-Fong, aged 61, is the President of the Group's Supporting Industry Business. He joined the Group in March 1998 as the Deputy General Manager of the Group's Instant Noodle Business and was placed in charge of the supporting industry business in May of the same year. The main lines of the supporting industry business include, among others, flexible package, corrugated box, dehydrated vegetable, machinery, real estate, engineering construction, engineering consultant, estate and property management and logistics business, etc. He graduated from Chung Yuan Christian University in Taiwan. He was employed at Sangyang Material Co., Ltd. for 11 years and Hawley and Hazel Taiwan Corp. for 16 years as the Deputy General Manager and Plant Manager, respectively. He has 28 years' experience in operation and management and has achieved very obvious management results in various functional business management.

CHEN Liang-Pang, aged 50, is the President of the Group's Refrigeration Business. He joined the Group in August 2001 as General Manager of Refrigeration Business. He graduated from Agricultural Economic Department of National Taiwan University. Prior to joining the Group, he worked in Wei Chuan Foods Corporation Limited in Taiwan.

LAU Yung, aged 35, Qualified Accountant of the Group. He has been the Senior Internal Auditor of the Group since August 2004 when he joined the Group. Mr. Lau is a certified public accountant in the PRC chartered with the Chinese Institute of Certified Public Accountants (CICPA). He holds a degree on education management from the Tianjin Finance Academy in the PRC. Before joining the Group, Mr. Lau was the Supervising Auditor and the Financial & Accounting Manager of various PRC enterprises such as Tianjin ZhongFu Group, Tianjin XingYun Group and Tianjin ZhenMei Industries Trading Company.

集團結構 Group Structure



TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Instant Noodle
方便食品事業群
Bakery and Confectionery
糕餅事業群
Beverage
飲品事業群
Master Kong Instant Foods (BVI) Co., Ltd.
康師傅方便食品(BVI)有限公司
100%
Tianjin Tingyi International Food Co., Ltd.
天津頂益國際食品有限公司
100%
Hebei Yi Wan Xiang Foods Co., Ltd.*
河北一苑香食品有限公司
100%
Qingdao Tingyi Food Co., Ltd.
青島頂益食品有限公司
100%
Guangzhou Tingyi Food Co., Ltd.
廣州頂益食品有限公司
100%
Xinjiang Tingyi Food Co., Ltd.*
新疆頂益食品有限公司
100%
Hangzhou Tingyi Food Co., Ltd.
杭州頂益食品有限公司
100%
Master Kong (Kunming) Convenient Food Co., Ltd.
昆明頂益食品有限公司
100%
Chongqing Tingyi Food Co., Ltd.
重慶頂益食品有限公司
100%
Master Kong (Taiwan) Foods Co., Ltd.*
台灣康師傅食品股份有限公司
100%
Wuhan Tingyi Food Co., Ltd.
武漢頂益食品有限公司
100%
Tianjin Tingyu International Food Co., Ltd.
天津頂育國際食品有限公司
100%
Shenyang Tingyi Food Co., Ltd.*
瀋陽頂益食品有限公司
100%
Fumanduo Investment Co., Ltd.*
福滿多投資有限公司
100%
Master Kong (Shenyang) Convenient Food Co., Ltd.*
康師傅（瀋陽）方便食品有限公司
100%
Zhengzhou Fumanduo Food Co., Ltd.*
鄭州福滿多食品有限公司
25%
Xian Tingyi Food Co., Ltd.
西安頂益食品有限公司
100%
Huaian Fumanduo Food Co., Ltd.
淮安福滿多食品有限公司
25%
Master Kong (Hangzhou) Convenient Food Co., Ltd.
康師傅（杭州）方便食品有限公司
100%
Meishan Fumanduo Food Co., Ltd.
眉山福滿多食品有限公司
25%
Fujian Tingyi Food Co., Ltd.
福建頂益食品有限公司
100%
Changsha Fumanduo Food Co., Ltd.*
長沙福滿多食品有限公司
25%
Harbin Tingyi Food Co., Ltd.
哈爾濱頂益食品有限公司
100%
Lanzhou Fumanduo Food Co., Ltd.*
蘭州福滿多食品有限公司
25%
Master Kong Bakery (BVI) Co., Ltd.
康師傅糕餅(BVI)有限公司
100%
Tianjin Kameda Food Co., Ltd.
天津龜田食品有限公司
50%
Tianjin Tingyuan Food Co., Ltd.
天津頂園食品有限公司
100%
Guangzhou Tingyuan Food Co., Ltd.
廣州頂園食品有限公司
100%
Hangzhou Tingyuan Food Co., Ltd.
杭州頂園食品有限公司
100%
Hangzhou Zhenbaozhu Food & Package Co., Ltd.
杭州珍寶珠食品有限公司
100%
Master Kong Beverages (BVI) Co., Ltd.
康師傅飲品（BVI）有限公司
100%
Tingyi-Asahi-Itochu Beverages Holding Co. Ltd.
康師傅飲品控股有限公司
50%
Tianjin Tingjin Food Co., Ltd.
天津頂津食品有限公司
100%
Master Kong (Hangzhou) Beverage Co., Ltd.
康師傅（杭州）飲品有限公司
100%
Guangzhou Tingjin Food Co., Ltd.
廣州頂津食品有限公司
100%
Zhengzhou Tingjin Food Co., Ltd.
鄭州頂津食品有限公司
100%
Hangzhou Tingjin Food Co., Ltd.
杭州頂津食品有限公司
100%
Lanzhou Tingjin Food Co., Ltd.
蘭州頂津食品有限公司*
100%
Chongqing Tingjin Food Co., Ltd.
重慶頂津食品有限公司
100%
Master Kong (Shenyang) Beverage Co., Ltd.*
康師傅（瀋陽）飲品有限公司
100%
Wuhan Tingjin Food Co., Ltd.
武漢頂津食品有限公司
100%
Shenyang Tingjin Food Co., Ltd.
瀋陽頂津食品有限公司
100%
Xian Tingjin Food Co., Ltd.*
西安頂津食品有限公司
100%
Qingdao Tingjin Food Co., Ltd.
青島頂津食品有限公司
100%
Fujian Tingjin Food Co., Ltd.
福建頂津食品有限公司
100%
Harbin Tingjin Food Co., Ltd.*
哈爾濱頂津食品有限公司
100%
Xinjiang Tingjin Food Co., Ltd.*
新疆頂津食品有限公司
100%
Kunming Tingjin Food Co., Ltd.
昆明頂津食品有限公司
100%
Master Kong (Guangzhou) Beverage Co., Ltd.
康師傅（廣州）飲品有限公司
100%

* Direct translation of registered name in Chinese
公司之英文名稱乃由註冊中文名稱直接翻譯而成

集團結構 Group Structure



康師傅控股有限公司

Supporting Industry 配套事業群

- Xing Hua Dingfang Dehydrate Foods Co., Ltd. 興化頂芳脫水食品有限公司 100%
- Tian Jin Ting Jia Machinery Co., Ltd. 天津頂嘉機械有限公司 100%
- Tianjin Tingquan Properties Management Co., Ltd. 天津頂全物業管理有限公司 100%
- Tianjin Dingya Property Development Co., Ltd. 天津頂雅房地產開發有限公司 100%
- Guangzhou Dingya Real Estate Development Co., Ltd. 廣州頂雅房地產開發有限公司 100%
- Tianjin Tingxin International Engineering Consultant Co., Ltd. 天津頂新國際工程顧問有限公司 100%
- Tianjin Ting Fung Starch Development Co., Ltd. 天津頂峰澱粉開發有限公司 51%

Others 其他

- Tingyi (Cayman Islands) Holding Corp. Taiwan Branch 頂益（開曼島）控股有限公司台灣分公司 100%
- Tingyi (BVI) International Co., Ltd. 頂益（英屬處女島）國際有限公司 100%
- Master Kong (HK) Trading Co., Ltd. 康師傅（香港）貿易有限公司 100%
- Tianjin Tingyu Consulting Co., Ltd. 天津頂育諮詢有限公司 100%
- Hangzhou Wei-Quan Food Co., Ltd. 杭州味全食品有限公司 100%
- Wei Chuan (Anji) Dairy Farm Co., Ltd.* 味全（安吉）乳品專業牧場有限公司 100%
- Kon Jun Corporation* 康俊股份有限公司 100%
- Kon Chuan Corporation* 康權股份有限公司 100%
- Kon Yuan Corporation* 康遠股份有限公司 100%
- Tingtong (BVI) Limited 頂通（BVI）有限公司 100%
  - Ting Tong (Cayman Islands) Holding Corp 頂通（開曼島）控股有限公司 50.01%
    - Shanghai Tingtong Logistics Co., Ltd. 上海頂通物流有限公司 100%
    - Beijing Tingtong Logistics Co., Ltd.* 北京頂通物流有限公司 100%
    - Guangzhou Tingtong Logistics Co., Ltd.* 廣州頂通物流有限公司 100%
    - Chongqing Ting Tong Logistics Co., Ltd. 重慶頂通物流有限公司 100%
    - Shenyang Tingtong Logistics Co., Ltd.* 瀋陽頂通物流有限公司 100%
- Tingzheng (Cayman Islands) Holding Corp. 頂正（開曼島）控股有限公司 40.80%
  - Tianjin Tingzheng Packing Material Co., Ltd. 天津頂正包材有限公司 100%
  - Hangzhou Tingzheng Packing Material Co., Ltd. 杭州頂正包材有限公司 100%
  - Tianjin Tingsheng Plastic Product Co., Ltd. 天津頂盛塑料制品有限公司 100%
  - Tianjin Sheng Xiang Plastics Products Co., Ltd. 天津盛祥塑料制品有限公司 100%
  - Chongqing Tingzheng Packing Material Co., Ltd. 重慶頂正包材有限公司 100%
- Tinghao (Cayman Islands) Holding Corp. 頂好（開曼島）控股有限公司 40.32%
  - Tianjin Namchow Oil & Fat Co., Ltd. 天津南僑油脂有限公司 100%

二零零五年度中國國民生產總值(GDP)持續成長，較去年上升9.9%，社會消費品零售總額亦較去年增長12.9%。

The PRC's gross domestic products (GDP) in the year 2005 achieved a growth of 9.9% and the total amount for retail market also increased by 12.9% from the previous year.

回顧本集團於二零零五年的總營業額較去年同期上升25.8%至1,845,609千美元。方便麵、飲品及糕餅的營業額分別較去年同期上升15.5%、46.5%及10.8%；於第四季本集團的總營業額較去年同期上升21.5%，達399,748千美元，主要來自方便麵及飲品的銷售成長。

In 2005, the Group's turnover was US$1,845.609 million, an increase of 25.8% over 2004. The growth rates for turnover of instant noodle, beverage and bakery were 15.5%, 46.5% and 10.8% respectively. In the fourth quarter, the Group's turnover was US$399.748 million, 21.5% higher than the same period last year. The increase was mainly from sales growth in instant noodle and beverage.

年內，主要原材料價格雖然持續高企，但本集團透過靈活的市場策略、有效的生產管理及成本控制得宜，令整體毛利率較二零零四年上升3.7百分點至31.3%。其他淨收入較去年下降91.6%至25,706千美元，主要是由於去年出讓股權之資本利益；分銷成本因獲得有效的管理，該費用佔總營業額的比例由二

During the year, in spite of the fact that the prices for the Group's core materials continued to stand at a high level, the Group's gross margin increased 3.7ppt. to 31.3% through flexible marketing strategy, effective production management and cost control. Other net income was US$25.706 million, sharply decreased by 91.6% from 2004. It was mainly because of the capital gain from the shares transfer last year. Due to effective management control, there was a decline of the distribution



中國方便麵市場佔有率
Instant Noodle Market Share of the PRC


市場佔有率 (%)
Market Share (%)
25.7
18.2
12.1
36.9
16.7
13.1
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
華龍
Hualong
統一
Uni-President



中國包裝茶飲品市場佔有率
RTD Tea Market Share of the PRC


市場佔有率 (%)
Market Share (%)
52.2
25.7
9.2
51.0
26.0
9.3
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
統一
Uni-President
娃哈哈
Wahaha



中國夾心餅乾市場佔有率
Sandwich Cracker Market Share of the PRC


市場佔有率 (%)
Market Share (%)
21.8
19.1
11.4
28.2
24.0
12.5
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
納貝斯克
Nabisco
達能
Danone

資料來源：AC Nielsen零售研究報告～二零零五年十二月份／二零零六年一月份(夾心餅乾數據為二零零五年十二月)

Sources: AC Nielsen SCAN TRACK EXPRESS ~ December 2005/January 2006. (Market Share for Sandwich Cracker was in December 2005)



零零四年的20.8%下降2.5百分點至本年度的18.3%，同時，本集團亦致力控制整體廣告及宣傳費用，期內，該項費用佔總營業額的比例為10.2%，去年同期為12.5%；財務費用相較去年下降42.2%至8,597千美元，主要是由於善用出讓股權所得資金償還大部份債項，以及年內整體營運卓越，令本集團現金流量充裕所致。

二零零四年來自出讓附屬公司部份股權之資本利得為272,955千美元，扣除利息、税項、折舊及攤銷前盈利(EBITDA)為398,945千美元，母公司股東應佔溢利為286,429千美元。二零零五年度之EBITDA為291,387千美元，股東應佔溢利為123,529千美元，每股盈利2.21美仙，與去年同期未計出售附屬公司部份權益之特殊收益前之EBITDA為125,990千美元及母公司股東應佔溢利13,474千美元相比，本年度EBITDA及母公司股東應佔溢利分別大幅上升131.3%及816.8%。

方便麵業務

二零零五年方便麵業務在繼續鞏固發展紅燒牛肉麵的策略下，持續加強推出地方美食特色口味，年內推出辣旋風、海陸鮮匯、江南美食、千椒百味、酸香世家等新口味；此外，以讓消費者享受亞洲美味為宗旨的「亞洲精選」，不斷推出新口味並透過包裝延伸，滿足更多消費者口味多樣化的需求。二零零五年對於副品牌的經營也投入較大資源，乾拌麵更創單月銷量新高至488,000箱，同時進一步鞏固了康師傅在高速發展的拌炒麵市場的領先地位；面霸拉麵以「行家的地道享受」持續受大眾歡迎，滿足使用優質麵條消費者的訴求，建立了市場對麵條要求的新標準。

costs as a percentage of total sales declined by 2.5ppt. to 18.3% in 2005 as compared to 20.8% from 2004. The Group also well controlled its overall advertising and promotional expenses. During the year, the portion of these expenses to total sales was 10.2%, last year was 12.5%. Finance costs decreased by 42.2% to US$8.597 million mainly because the Group made good use of the cash from the shares transfer to repay most of the loans and the excellent annual results led to a strong cash position of the Group.

A capital gain of US$272.955 million in 2004 was from the disposal of partial interests in subsidiaries. In 2004 earnings before interest, tax, depreciation and amortization (EBITDA) was US$398.945 million and the profit attributable to equity holders of the parent was US$286.429 million. In 2005 the EBITDA was US$291.387 million and the profit attributable to equity holders of the parent was US$123.529 million, representing earnings per share of US 2.21 cents. EBITDA and profit attributable to equity holders of the parent sharply increased by 131.3% and 816.8% respectively when compared the EBITDA and profit attributable to equity holders of the parent of US$125.990 million and US$13.474 million respectively before the inclusion of the exceptional income arising from disposal of partial interest in subsidiaries last year.

Instant Noodle Business

In year 2005, under the strategy of continuous consolidating and developing the "Beef Stew Flavor" noodle, instant noodle business strengthened from the introduction of various flavors with local delicious characters such as flavors of " Sichuan Spicy", "Seafood Plus", "Best of Yangtze River", "Mixed Chili" and "Homemade Sour". In addition, with the purpose of letting consumers enjoy delicious Asian flavors, "The Best of Asian Series" continued to launch new flavors and satisfied the consumers' demands for diversified flavors by extended package. Instant noodle business also invested more resources in sub-brand operation. The sales volume of "Mixed Noodle" reached the level of 488,000 boxes and acheived a new record in a single month. The Group's leading position in high-growth Mixed Noodle market was further strengthened. "Mian-Ba La Mian" continued to be popular by its "Experts Favorite Enjoyment" and satisfied the consumers' demands for high-quality noodles and, furthermore, established a new standard of markets' requirement on noodles.

為進一步鞏固和擴大本集團的佔有率，在城市鞏固中、高價麵市場、在鄉鎮農村加大經營平價麵的方針下，將福滿多事業獨立，專攻平價方便麵市場，並將一宛香整合為福滿多旗下品牌。

In order to further strengthen and enlarge the Group's market share, under the policy of solidifying the cities' medium and high-end noodle market and expanding the rural low-end noodle market, the Fu Man Duo, which is principally engaged in the production and distribution of low-end instant noodles, has been separated into an independent business and "Yi Wan Xiang" brand has been reclassified as a sub-brand of Fu Man Duo.

二零零五年方便麵業務的銷售額為981,796千美元，較去年同期上升15.5%，佔本集團總營業額的53.2%，成長主要來自高價袋麵和容器麵的高速成長；根據AC Nielsen二零零五年十二月／二零零六年一月的報告指出，「康師傅」方便麵銷售量與銷售額的市場佔有率分別為25.7%及36.9%。

In 2005, turnover for instant noodle business amounted to US$981.796 million, grew by 15.5% from previous year and representing 53.2% of the Group's total turnover. The growth mainly came from high-end packet noodles and container noodles. According to AC Nielsen's December 2005/ January 2006 report, the Group gained 25.7% by sales volume and 36.9% market share by sales value in the PRC instant noodle market.

方便麵業務全年的毛利率為23.7%，較去年上升4.4百分點，母公司股東應佔溢利較去年同期上升278.7%至66,194千美元，主要是由於優化銷售組合，毛利改善，以及有效控制營運成本所致。

During the year, the gross margin of instant noodle increased by 4.4ppt. to 23.7% and profit attributable to shareholders was US$66.194 million, grew by 278.7% mainly because of the improvement in gross margin led by the adjustment on products mix and effective control for operating costs.



飲品業務

Beverage Business

二零零五年，本集團繼續拓展非碳酸飲料的市場地位，除以「康師傅」企業品牌為主品牌在即飲茶及包裝水兩大品類上建構平台外，順勢隨品類的擴張與成長，積極的搶佔市場份額。同時以「鮮の每日C」與「康師傅」果汁雙品牌策略進攻果汁市場。

In year 2005, the Group continued to expand the market position in non-carbonated beverage. Along with the category's expansion and growth, the Group captured the market share actively through consolidating its platform in RTD teas and bottle water by "Master Kong" as a primary brand, at the same time, the Group adopted the dual-brand strategy for "Fresh Daily C" and "Master Kong" juice to capture the juice market.



根據AC Nielsen 二零零五年十二月／二零零六年一月的報告指出，「康師傅」於中國茶飲料市場佔據52.2%銷售量及51.0%銷售額的市佔率，穩居首位；而於稀釋果汁市場亦佔據20.3%銷售量的市佔率，居第二位。年內，旗艦產品「冰紅茶」以整合「名人+音樂」的行銷策略帶動下，持續取得絕對的領導地位；隨著消費者提高對健康的重視，本集團旗下的綠茶、果汁、礦物質水以「清新、自然、健康」為切入點，強調產品的差異化，配合靈活的市場策略，成功滿足廣大消費者的訴求。新上市的茉莉清茶以「花清香茶新味」為訴求，成功把花茶口味引入即飲茶市場，帶動整體營業額屢創新高。

According to AC Nielsen's December 2005/ January 2006 report Master Kong's RTD teas had 52.2% and 51.0% market share by sales volume and sales value respectively and still kept its No.1 position in the market. The Group's diluted juice drinks gained No.2 position in the market with its 20.3% market share in sales volume. During the year, the flagship product "Ice Tea" continued to gain the absolute leading position in the market due to successful marketing strategy of "Celebrity + Music". With the increasing awareness of consumers' health concern, the Group promoted its products, including green tea, juice and mineral water, by using the "Fresh, Natural and Healthy" concept as an entry to the market. The Group also stressed product differentiation and adopted flexible marketing strategy. All these efforts had strengthen the consumers' demands successfully. The new product Jasmine Tea with appeal for "Faint scent of flowers, New flavor of tea" had succeeded in introducing the scented tea to RTD teas market and drove up the total sales to a new record.


綠茶
冰紅茶
STAR WARS
冰蜜桃

二零零五年飲品事業的銷售額較去年同期大幅上升46.5%至702,348千美元，佔本集團總營業額之比例增加至38.1%。飲品事業群所需的主要原材料如PET膠粒及糖，其價格在年內均持續高企，然而透過本集團高效能的生產設備，以及不斷強化生產管理能力，令飲品業務毛利率維持於40.1%的高水平，去年同期為39.6%，年內母公司股東應佔溢利為46,909千美元，較去年同期大幅上升395.1%，主要是由於市場策略奏效及營運成本控制得宜所致。

In 2005, turnover for beverage business increased by 46.5% to US$702.348 million as compared to last year. The proportion to the Group's total turnover increased to 38.1%. During the year, the prices of main raw materials for beverage business such as PET plastic resin and sugar continued to maintain at a high level. Owing to the high efficient production facilities and the continuous effort in strengthening the production management capability, the gross margin of beverage business was able to maintain at 40.1% and last year was 39.6%. Profit attributable to shareholders was US$46.909 million, a sharp increase by 395.1% mainly because of the flexible marketing strategy and effective control over operating costs.

業務回顧 Business Review

糕餅業務

二零零五年糕餅事業群的核心產品「3+2」夾心餅乾、妙芙蛋糕及美味酥等的行銷策略運用成功，帶動二零零五年銷售額上升10.8%至92,912千美元，佔本集團總銷售額的5.0%。同時，根據AC Nielsen 二零零五年十二月之調查結果，「康師傅」於中國夾心餅乾市場的銷售量、銷售額之佔有率分別為19.1%及24.0%，居市場第二位。

由於中國糕餅市場朝品項多元化，包裝、口味多樣化發展，糕餅群善用現有設備生產不同口味的產品，以滿足消費者的需要。本年度新產品鹹味單片美味酥表現超出預期；而與日本龜田食品組成的合營企業，計劃於二零零六年第二季推出米製新產品。

Bakery Business

In year 2005, the successful marketing policy of core products "3+2" Sandwich Crackers, Muffin and "Taste Biscuit" drove up the turnover for bakery business amounting to US$92.912 million, by 10.8% from previous year, representing 5.0% of the Group's total turnover. According to AC Nielsen's December 2005 report, "Master Kong" 's sandwich crackers gained 19.1% market share by volume and 24.0% market share by value and was No.2 in the PRC sandwich crackers market.

In view of the development of the PRC bakery market towards diversity of category and variety of package and flavor, the Group with its existing production facilities produce different flavors bakery to satisfy consumers' demands. The new product of the year "Savory Taste Biscuit " performed beyond expectation. The joint venture company, which was established with Japanese Kameda Seika Co., Ltd., plans to launch a kind of new rice product in the second quarter of year 2006.



二零零五年糕餅的整體毛利率為38.7%，較二零零四年增加3.9百分點，毛利率上升的主要原因為集中銷售高毛利產品及提高生產效率所致，同期轉虧為盈，母公司股東應佔溢利為1,184千美元，二零零四年股東應佔虧損為15,904千美元。

In the year of 2005, the gross margin of bakery business was 38.7%, grew by 3.9ppt. when compared to the same period last year. The growth was mainly due to the sales focus on those high margin products and improved production efficiency. During the year, bakery business experienced a turnaround and profit attributable to shareholders was US$1.184 million, when compared to last year's loss was US$15.904 million.



冷藏業務

目前，本集團的冷藏產品，只有杭州一個生產基地；在進入中國市場四年來，旗下的主產品「味全每日C」及「味全優酪乳」已分別成為上海區域純果汁市場的第一品牌及酸奶市場的第二品牌；於二零零五年第二季更將銷售網絡擴展至廣州。

本集團的冷藏產品系列是以塑造「健康、時尚、自信」的品牌形象為推廣主軸，配合高價值感產品的定位、加上產品的差異化及強化產品對消費者利益點的溝通等行銷策略，成功取得快速成長的銷售業績。年內，於原產品系列增加新口味，市場反應非常理想,帶動整體銷售額較去年同期上升50.3%。


味全优酪乳
酸牛奶

Refrigerated Products Business

Currently, refrigerated products business only has one production centre in Hangzhou. After entering into China market for four years, its main products – "Wei Chuan Daily C" and "Wei Chuan Yogurt Drink" – have gained No.1 brand in Shanghai's pure fruit juice market and No.2 brand in Shanghai's yogurt market respectively. The distribution network had expanded to Guangzhou since the second quarter of 2005.

The Group's refrigerated products achieved a rapid increase in sales through its successful marketing strategies. These strategies included introducing the promotion theme for the brand image-building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and consumers' benefits. Adding new flavors of current product series in year 2005 received good response from the market and increased the total sales by 50.3% as compared to last year.


味全每日

財務分析

本集團的財務結構保持穩健，對應收賬款和存貨的有效控制，以及透過方便麵、飲品及糕餅銷售之季節性差異可互相彌補營運資金之季節性需求，使得本集團全年均可保持充足的現金流量。於二零零五年十二月三十一日，本集團的手頭現金及銀行存款為156,357千美元，較二零零四年同期增加28,811千美元。同期總負債為5.39億美元，相對於總資產15.49億美元，負債比例為34.8%，相較於二零零四年十二月三十一日的總負債5.17億美元，增加了約22,000千美元，負債比例下跌了2個百分點。

年內，主要的資本開支是用於增加方便麵及瓶裝水的生產設備。於二零零五年十二月三十一日，本集團借款總額較去年減少47,659千美元或23.8%約至152,528千美元，其中長短期貸款比例調整為「22%：78%」，去年同

Financing

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. The seasonal fluctuation from the sales between the Group's instant noodle, beverages and bakery also maintain the Group's strong cash position. At the end of 2005, the Group's cash and bank deposit amounted to US$156.357 million, increased by US$28.811 million from previous year. The Group's total liabilities amounted to approximately US$539 million, representing an increase of US$22 million from US$517 million as at 31 December 2004. Total assets amounted to US$1,549 million. The gearing ratio calculated as total liabilities to total assets decreased by 2 ppt. to 34.8% as compared to 31 December 2004.

The main capital outlays were related to expenditure for acquisition of more instant noodle and bottle water production facilities. At the end of 2005, the group's total borrowings decreased by 23.8% or US$47.659 million to US$152.528 million. The Group adjusted the proportion between long-term loans and short-term loans from the previous year's

期為「7%：93%」。此外，本集團已於二零零五年六月運用來自經營業務及二零零四年股權轉讓之資金，償還於二零零二年發行的可換股債券之本金90,000千美元及贖回溢價9,932千美元，總還款額為99,932千美元。本年度本集團的總借貸中人民幣貸款的比例為19.5%，去年同期為31.0%。由於本集團的交易大部份以人民幣為主，而期內人民幣與美元的匯率升值2.6%，對本集團造成匯率收益共19,059千美元，分別包括於收益表內的5,337千美元及外幣換算儲備內的13,722千美元。

"7% : 93%" to 2005's "22% : 78%". The Group has repaid the principal amount of the Group's 2002 Convertible Bonds which was due in June 2005 with a principal of US$90 million plus a redemption premium of US$9.932 million from operating cash and cash from the shares transfer during 2004. The total repayable amount was US$99.932 million. In 2005, the Group's Renminbi debts represented 19.5% of total debt and at the end of 2004 was 31.0%. The Group's transactions are mainly denominated in Renminbi. Appreciation in the Renminbi in terms of US dollars 2.6% brought an exchange gain of US$19.059 million to the Group during the year. US$5.337 million and US$13.722 million of the exchange gain was included in the income statement and reserves from exchange translation respectively.



生產規模

年內方便事業新增27條生產線，並已於第四季內全線投產；新增生產線為適應快速成長之容器麵及高價袋麵之所需，及滿足日益增長農村消費者之平價麵市場，藉以加大本集團於方便麵市場的競爭力。新增的平價麵工廠位於淮安、瀏陽、南陽及唐山等地。此外，本集團於北京、南京、蘇州、石家莊及蘭州等大城市增加了12條包裝水生產線，為高成長的包裝水市場鋪路，進而提高本集團於飲品市場之競爭能力。新增的生產線已分別於年內投產。同時，糕餅事業群亦於年內新增1條單片餅乾生產線，以滿足消費者的需求。

Production Scale

The Group has increased 27 production lines for instant noodle and all lines have been put in production in the fourth quarter of the year. The new lines will be fit for the high-growth demand of container and high-end package noodle and satisfy the continuously increased low-end instant noodle market in rural area. These efforts will enhance the Group's competitive ability in instant noodle market. The new factories, which are principally engaged in the production and distribution of low-end instant noodles, are located in Huaian, Liuyang, Nanyang and Tangshan. To face the high-growth bottle water market and further improve the Group's competitive ability in beverage market, the Group has added 12 production lines for bottle water in the big cities of Beijing, Nanjing, Suzhou, Shijiazhuang and Lanzhou and all production lines have been put into production during the year. Moreover, bakery business has increased a new production line of thin crackers to satisfy the consumers' demands.



二零零六年本集團將動用2.1億美元資本開支，主力投資於飲品及方便麵生產線；藉此以加強本集團旗下兩大事業於中國市場的競爭力及市場佔有率。

In year 2006, the Group will invest US$210 million, which is mainly used in beverage and instant noodle production lines, in order to meet the rapid development of instant noodle and beverage markets. The expansion will strengthen the competitiveness and market share of the Group's two major business and further enhance the Group's position in PRC markets.

銷售網絡

Sales Network

截至二零零五年底，本集團於中國共設有361個營業所及72個倉庫，配合66,085個直營零售商的團隊運作，令本集團更快速將產品分銷及配送，鋪貨至全國各地，同時將新產品準確而迅速地滲透至適當的市場；此外，為配合大賣場及超市等現代通路的快速成長與發展，本集團亦制定相應的策略，強化此直營通路的管理並培訓相應的前線人員。銷售網絡是本集團業務發展的重要資源，因此，本集團將持續優化「通路精耕」的佈局，強化本集團在銷售方面的競爭優勢。

At the end of 2005, the Group established a network with 361 sales offices, 72 warehouses and 66,085 direct retailers in the PRC. With the network, the Group's products and the new products can be distributed and launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets, the Group has strengthened these direct sales networks and the training for frontline staff. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable resources.

人力資源

Human Resources

本集團截至二零零五年十二月三十一日的員工人數為25,273名，本集團深知人力資源之重要性，故提供僱員具競爭力之薪酬及專業的教育訓練，配合保險、醫療福利及康樂活動，完善人力資源管理，以提高僱員對本集團的貢獻。

As of 31 December 2005, the Group employed 25,273 staff. The Group realizes the importance of human resources and, therefore, arranges a competitive salary packages, professional training courses, insurance, medical benefit and amenities to employees. The Group believes that a caring management policy for human resources will enhance employees' contribution to the Group.





展望 Prospects

中國的消費水平在不斷提升，加上中國整體零售業及民間消費支出的持續成長，直接造就方便食品所具有的發展空間，將有助於本集團的業務發展。

本集團產品注重大眾化，同時又非常關注地方特色，以此產品特性，擴展銷售區域及通路，並強化現代通路的直營能力，繼續擴大市場份額、鞏固市場地位、拉大領先差距，並全面提升行銷能力。

預期二零零六年的原材料價格持續高企，本集團將進一步精進作業流程，強化管理及成本控制，在穩定本集團毛利水平的同時，繼續提供優質產品，強化消費者的忠誠度與信賴度，加強領導品牌的形象。

此外，本集團將持續透過策略聯盟夥伴的加入，結合原有團隊的強強聯合，適時推出具競爭力及高毛利的產品。

本集團亦將產品品質與安全放在首要位置，並不斷提升品質管理體系，建立人人皆品管的理念。

二零零六年本集團將在「再接再勵、邁向卓越」的策略下，擴大本集團整體績效，發展本集團向國際優良企業的行列邁進。

於二零零五年本集團於營業額及未計出售附屬公司部份權益之特殊收益前之EBITDA錄得25.8%及131.3%的成長，管理層有信心在未來三年於營業額及EBITDA保持雙位數字的成長，為股東們帶來持續的增值。而於二零零六年第一季，本集團的總銷售額相較二零零五年同期錄得29.4%的增長。

Due to the PRC's market consumption, continuous increase of total retail and consumer expenditure, the growth of instant foods will be expended directly. The Group's business will benefit from it.

The Group pays attention to its products' popularity and local features simultaneously. Such characteristics of products will help the Group expand its sales area and distribution network, strengthen its direct-selling ability of modern logistics, continuously enlarge its market share, consolidate its market position, broaden its leading gap and improve its overall marketing ability.

In year 2006, the price of raw material will continue to stand at a high level. The Group will further refine its production process and strengthen its management and cost control in order to stabilize the Group's gross margin level. At the same time, the Group will continue to launch high quality products in order to enhance the loyalty and trust of consumers and strengthen the image of leading brand.

Furthermore, the Group will introduce the competitive and high gross margin products timely by a combination of strategic partners and current team.

The Group has taken the first priority for the products' quality and safety and will continue to improve the quality control system and establish the concept of "All QC".

In year 2006, under the strategy of "Go from Strength to Strength for the Quest of Excellence", the Group will expand its total performance and establish itself as a good international company.

In year 2005, the Group's total turnover and EBITDA before the inclusion of the exceptional income arising from disposal of partial interest in subsidiaries last year increased by 25.8% and 131.3% respectively. The management has the confidence that the Group's turnover and EBITDA will keep a double-digit growth in next 3 years and create the appreciation of shareholders value continuously. In the first quarter of 2006, the Group's total turnover increased 29.4% when compared to the same period in 2005.



遵守企業管治常規守則

於截至二零零五年十二月三十一日止年度內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生現時身兼本公司主席與行政總裁的職務；
2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及
3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

本公司正準備採納適當措施，以便確保本公司之企業管治常規符合守則所訂立之規定。

Compliance with the Code on Corporate Governance Practices

Throughout the year ended 31 December 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practise, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company is taking steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply to the Code.

董事局預定每年召開季度會議，並在有需要時召開更多會議。截至二零零五年十二月三十一日止財政年度，共舉行10次董事局會議。二零零五年個別董事出席董事局會議之出席率概述如下：

The Board has scheduled quarterly meetings per year and meets more frequently as and when required. During the financial year ended 31 December 2005, ten Board meetings were held. The attendance of individual directors to the Board meeting in year 2005 is summarised below.

董事	Directors	出席／舉行之董事局會議 Board Meetings Attended/Held
執行董事	*Executive Directors*	
魏應州先生	Mr. Wei Ing-Chou	10/10
井田毅先生	Mr. Takeshi Ida	10/10
吉澤亮先生	Mr. Ryo Yoshizawa	10/10
吳崇儀先生	Mr. Wu Chung-Yi	10/10
魏應交先生	Mr. Wei Ying-Chiao	10/10
井田純一郎先生	Mr. Junichiro Ida	10/10
獨立非執行董事	*Independent Non-executive Directors*	
徐信群先生	Mr. Hsu Shin-Chun	10/10
李長福先生	Mr. Lee Tiong-Hock	10/10
中山知行先生(於二零零五年六月二十四日獲委任並於二零零六年四月一日辭任)	Mr. Tomoyuki Nakayama (appointed on 24 June 2005 and resigned on 1 April 2006)	7/7
高捷雄先生(於二零零五年六月二十四日辭任)	Mr. Katsuo Ko (resigned on 24 June 2005)	3/3

公司秘書保存本公司之董事局會議記錄，以供董事查閱。

The Company Secretary keeps the Board Minutes of the Company for inspection by the Directors.

董事就財務報表承擔之責任

Directors' responsibility for the financial statements

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

本公司核數師就財務報表作出申報之責任聲明載於第45頁之核數師報告書內。

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

The Statement of the Auditors of the Company regarding their reporting responsibilities on the financial statements is set out in the Auditors' Report on page 45.



審核委員會

根據於二零零五年一月一日前生效之上市規則附錄14所載最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包括徐信群、李長福及小川和夫三位獨立非執行董事。於二零零六年四月一日，董事會正式委任小川和夫先生為本公司獨立非執行董事。

審核委員會之主要責任包括審閱及監察本集團之財務申報制度、財務報表及內部監控程序。委員會亦擔任董事局與本公司核數師在集團審核範圍事宜內之重要橋樑。截至二零零五年十二月三十一日止財政年度，委員會共舉行四次會議。該委員會最近召開之會議乃審議本集團本年之業績。

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. On 1 April 2006, the Board of the Company appointed Mr. Kazuo Ogawa as an Independent Non-executive Director.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system, financial statements and internal control procedures. It also acts as an important link between the Board and the Company's auditors in matters within the scope of the group audit. Four meetings were held during the financial year ended 31 December 2005. The latest meeting of the Committee was held to review the results of the Group for the year.

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。截至二零零五年十二月三十一日止財政年度，委員會未有舉行會議。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金及花紅計劃及其他長期獎勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. No meetings were held during the financial year ended 31 December 2005.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

外聘核數師

摩斯倫•馬賽會計師事務所已於每年股東週年大會上獲委聘為本公司外聘核數師。本公司及其附屬公司已就摩斯倫•馬賽會計師事務所提供之法定審計服務自二零零五年財務報表中扣除681千美元(二零零四年：602千美元)。

External Auditors

Moores Rowland Mazars has been appointed as the External Auditors of the Company by shareholders at the Annual General Meeting annually. An amount of US$681,000 (2004: US$602,000) was charged to the 2005 financial statements of the Company and its subsidiaries for provision of statutory audit services.

投資者關係

本集團相信問責制及透明度乃良好公司管治不可或缺之部分，故就此與股東(包括機構投資者)作適時溝通實為重要。本集團有系統地處理投資者關係並視為本集團之主要工作。

本集團設有網站(www.masterkong.com.cn)，以便向股東及公眾投資者匯報本集團最新業務發展及發放股東資訊。

年內，本集團貫徹通過不同方式與機構及少數股東、基金經理、分析員及媒體公開定期對話之政策。形式包括會面、演介會、電話會議、函件、媒體簡報會及新聞稿等，藉以發佈有關本集團最新發展及策略之資料。本集團將繼續積極回應公眾投資者、個人及機構投資者及投資分析員所提出之一般查詢。

Investor Relations

We believe accountability and transparency are indispensable for ensuring good corporate governance and, in this regard, timely communication with our shareholders, including institutional investors, is crucial. We manage investor relations systematically as a key part of our operations.

We maintain a website (www.masterkong.com.cn) to keep our shareholders and the investing public informed of our latest business developments and to disseminate shareholder information.

During the year, we continued to follow a policy of maintaining an open and regular dialogue with institutional and minority shareholders, fund managers, analysts and the media through different means, including meetings, presentations, telephone conferences, correspondence, media briefings and press releases to distribute information on the Group's latest developments and strategies. We also continued to be proactive in responding to general enquires raised by the investing public, individual and institutional investors and investment analysts.

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standards as set out in the Model Code throughout the review period.



董事會現向各位股東提呈其報告及本集團截至二零零五年十二月三十一日止年度之經審核賬目。

The directors submit their report together with the audited financial statements of the Group for the year ended 31 December 2005.

主要業務

Principal Activities

本公司之主要業務為投資控股。其主要附屬公司經營之主要業務載於賬目附註42。

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 42 to the financial statements.

本集團之主要業務為在中國製造及銷售方便麵、糕餅及飲品。

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC.

按主要產品劃分之本集團營業額及股東應佔溢利(虧損)之分析列載如下：

An analysis of the Group's turnover and profits (losses) attributable to shareholders by major products is set out below:

		營業額 Turnover		股東應佔溢利(虧損) Profits (losses) attributable to shareholders	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
方便麵	Instant noodles	**981,796**	849,932	**66,194**	17,478
飲品	Beverages	**702,348**	479,398	**46,909**	9,474
糕餅	Bakery	**92,912**	83,833	**1,184**	(15,904)
其他	Others	**68,553**	53,726	**9,242**	275,381
合計	Total	**1,845,609**	1,466,889	**123,529**	286,429

業績及股息分派

Results and Appropriations

本集團截至二零零五年十二月三十一日止年度之業績詳情載於本年報第47頁的綜合收益表。

The results of the Group for the year are set out in the consolidated income statement on page 47.

董事會建議分別派發特別及末期股息，每股1.07美仙及1.25美仙，合共派發59,799千美元及69,859千美元，特別股息已於二零零六年二月二十二日派發。

The directors recommend the payment of a special dividend and a final dividend of US 1.07 cents and US 1.25 cents per ordinary share, totalling US$59.799 million and US$69.859 million respectively. Special dividend was paid on 22 February 2006.

儲備

本年度內本集團及本公司之儲備變動詳情載於賬目附註33。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 33 to the financial statements.

固定資產

有關固定資產之變動，詳情載於賬目附註16。

Fixed Assets

Details of the movements in fixed assets are set out in note 16 to the financial statements.

五年財政摘要

本集團過去五年之業績及資產與負債摘要載於本年報第4及第5頁。

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 4 and 5.

購入、出售或贖回股份及可換股債券

除載於賬目附註29外，本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份及可換股債券。

Purchase, Sale or Redemption of Shares and Convertible Bonds

Save as set out in note 29 to the financial statements, there were no other purchases, sales or redemptions of the Company's shares and convertible bonds by the Company or any of its subsidiaries during the year.

銀行及其他借款

本集團及本公司之銀行及其他借款之詳情載於賬目附註29。

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Group and the Company are set out in note 29 to the financial statements.



董事

本年度內及截至本報告發表日期止之本公司董事為：

執行董事

魏應州
井田毅
吉澤亮
吳崇儀
魏應交
井田純一郎

獨立非執行董事

徐信群
李長福
中山知行(於二零零五年六月二十四日獲委任並於二零零六年四月一日辭任)
小川和夫(於二零零六年四月一日獲委任)
高捷雄(於二零零五年六月二十四日辭任)

中山知行先生於二零零五年六月二十四日由董事會委任為本公司董事，中山先生因個人理由於二零零六年四月一日辭任，董事會於同日委任小川和夫先生為本公司董事，根據本公司之公司組織章程細則第九十一條，小川先生將於二零零六年六月十二日舉行之週年股東大會退位，惟願膺選連任。另根據本公司之公司組織章程細則第九十九條，井田毅先生、吉澤亮先生及魏應交先生須輪席退位，惟願膺選連任。

各董事概無與本公司訂立任何本公司須作補償方可於一年內終止之服務合約。

本公司已接獲獨立非執行董事就根據上市規則第3.13條有關獨立性的規定的確認書。本公司認為所有獨立非執行董事均為獨立。

Directors

The directors of the Company during the year and up to the date of this report are as follows:

Executive Directors

Wei Ing-Chou
Takeshi Ida
Ryo Yoshizawa
Wu Chung-Yi
Wei Ying-Chiao
Junichiro Ida

Independent Non-executive Directors

Hsu Shin-Chun
Lee Tiong-Hock
Tomoyuki Nakayama (appointed on 24 June 2005 and resigned on 1 April 2006)
Kazuo Ogawa (appointed on 1 April 2006)
Katsuo Ko (resigned on 24 June 2005)

Mr. Tomoyuki Nakayama was appointed by the Board of Directors on 24 June 2005. Due to personal reasons, Mr. Nakayama resigned on 1 April 2006 and Mr. Kazuo Ogawa was appointed by the Board of Directors on the same day. In accordance with Article 91 of the Company's Articles of Association, Mr. Ogawa will retire and, being eligible, offer for re-election as a director of the Company at the annual general meeting to be held on 12 June 2006. In accordance with Article 99 of the Company's Articles of Association, Mr. Takeshi Ida, Mr. Ryo Yoshizawa and Mr. Wei Ying-Chiao retire by rotation and, being eligible, offer themselves for re-election.

None of the directors have a service contract with the Company which is not determinable by the Company within one year without the payment of compensation.

The Company received the Independent Non-executive Directors' confirmations of their independence pursuant to Rule 3.13 of the Listing Rules. The Company considered all the Independent Non-executive Directors are independent.

董事及高階管理人員簡介

董事及高階管理人員之個人資料載於本年報第14至19頁。

Biographical Details of Directors and Senior Management

Brief biographical details of directors and senior management are set out on pages 14 to 19.

董事及行政總裁之股份權益

於二零零五年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

Interests of Directors and Chief Executive in Shares

As at 31 December 2005, the interests and short positions of the Directors and Chief Executive in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

股份之長倉

Long position in shares

		普通股數目 Number of ordinary shares	
董事姓名	**Name of directors**	**個人權益 Personal interests**	**法團權益 Corporate interests** *(附註) (Note)*
魏應州	Wei Ing-Chou	13,242,000	1,854,827,866
魏應交	Wei Ying-Chiao	—	1,854,827,866
吳崇儀	Wu Chung-Yi	—	1,854,827,866



附註： 該等股份由頂新（開曼島）控股有限公司（「頂新」）持有及以其名義登記：頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

截至二零零五年十二月三十一日止年度內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

At no time during the year ended 31 December 2005 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

除本段所披露者外，於二零零五年十二月三十一日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

Save as disclosed in this paragraph, as at 31 December 2005, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

主要股東

就本公司董事或行政總裁所知，於二零零五年十二月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

Substantial Shareholders

So far as was known to any Director or Chief Executive of the Company, as at 31 December 2005, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the share or the underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

股份之長倉

Long positions in shares

股東名稱	Name of shareholder	股份數目 Number of shares	股東權益 Shareholder's interests
頂新(開曼島)控股有限公司	Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
三洋食品株式會社	Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
世訊投資股份有限公司	Shyh Shiunn Investment Corporation	465,107,784	8.3200%

除上述者外，於二零零五年十二月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

Save as disclosed above, as at 31 December 2005, the Directors were not aware of any other person who had an interest or short position in the shares or underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

足夠公眾持股量

根據本公司所得的公開資料及據董事所知，於刊印本報告前之最後可行日期，本公司已符合上市規則之規定，維持不少於本公司已發行股份25%的公眾持股量。

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of its Directors, as at the latest practicable date prior to the printing of this report, the Company has maintained sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.



於合約之權益

除賬目所披露之有關連人士交易外，本公司或其附屬公司概無訂立本公司董事在其中直接或間接擁有重大權益且於年終或年內任何時間仍然有效之重要合約。

Interests in Contracts

Except for the related party transactions as disclosed in the financial statements, no other contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

於年內並無訂立或存在任何有關管理本公司全部或任何重要部份業務之合約。

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

主要客戶及供應商

本年度分別來自本集團五大客戶及五大供應商之銷售及採購總額均少於百分之三十。

Major Customers and Suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods to its 5 largest customers.

持續關連交易

本集團根據本公司與其關連人士所簽訂之多項持續關連交易協議，進行了若干交易。有關該等交易之詳情包括下列情況：

(1) 本公司全資附屬公司台灣康師傅食品股份有限公司(「台灣康師傅」)於二零零三年十二月三十一日與頂新製油實業股份有限公司(「頂新製油」)簽訂合約，由二零零四年一月一日至二零零四年十二月三十一日止期間，台灣康師傅向頂新製油採購加工油脂。頂新製油在台灣註冊成立。本公司兩位執行董事魏應州先生及魏應交先生以及其兩名兄弟魏應充先生及魏應行先生共擁有頂新製油60.4%公司股份，而魏先生的其他親屬佔餘下的39.6%股份。本公司於二零零四年一月五日刊發此項交易之詳情，而此交易已由獨立非執行董事審核及批准。此合約於二零零五年一月十四日延期，由二零零五年一月一日至二零零五年十二月三十一日止，類似公佈於二零零五年一月十四日發出。該合約於二零零五年十二月十六日再度延期，由二零零六年一月一日至二零零六年十二月三十一日止。

(2) 本公司於二零零五年十月十八日簽訂樂購合約及全家便利合約，根據合約本集團將供應本集團的方便食品及飲品予樂購量販連鎖店及全家便利連鎖店。樂購及全家便利為本公司主要股東頂新的聯繫人。以上合約期為三年，自二零零五年一月一日起至二零零七年十二月三十一日實行。本公司於二零零五年十月十九日於報章刊發以上交易詳情。

Continuing Connected Transactions

The Group carried on certain continuing connected transactions under various agreements between the Group and connected persons of the Company. Details of certain transactions are set out below:

(1) On 31 December 2003, Master Kong (Taiwan) Foods Co., Ltd. ("Master Kong Taiwan"), a wholly-owned subsidiary of the Company, entered into an agreement with Ting Hsin Oil & Fat Industrial Co., Ltd. ("Ting Hsin Oil"). Taiwan Master Kong would purchase processed oil from Ting Hsin Oil during the period from 1 January 2004 to 31 December 2004. Ting Hsin Oil is a company incorporated in Taiwan. 60.4% interest of Ting Hsin Oil is owned by Mr. Wei Ing-Chou, Mr. Wei-Ying Chiao, the two executive directors of the Company, and their two brothers, Mr. Wei Yin-Chun and Mr. Wei Yin-Heng; and the remaining 39.6% interest is owned by other relatives of Mr. Wei. An announcement setting out the details of this transaction was made on 5 January 2004. The transaction was reviewed and approved by the Company's independent non-executive directors. The agreement was extended on 14 January 2005 for a further period from 1 January 2005 to 31 December 2005. Similar announcement was made on 14 January 2005. The agreement was further extended on 16 December 2005 for a further period from 1 January 2006 to 31 December 2006.

(2) On 18 October 2005, the Company entered into the Hymall Agreement and the Family Mart Agreement. Pursuant to the Hymall Agreement and the Family Mart Agreement, the Group will supply the Group's instant food and beverage products to Hymall hypermarket chain stores and Family Mart convenience chain stores, respectively. Each of Hymall and Family Mart is an associate of Ting Hsin, which is a substantial shareholder of the Company. The agreements have commenced from 1 January 2005 for three years ending 31 December 2007. Newspaper announcement setting out the details of these agreements were made on 19 October 2005.



董事(包括獨立非執行董事)已審閱及確認，上述持續關連交易為：

(a) 該等交易為集團的日常業務；

(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關協議的規定而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

本公司之核數師亦已審核該等交易，並向董事局確認：

(a) 該等交易已獲得公司董事局批准；

(b) 該等交易乃按照集團的定價政策而進行(如交易涉及由集團提供貨品或服務)；

(c) 該等交易乃根據規限有關交易的協議而進行；及

(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限。

The Directors (including the Independent Non-Executive Directors), have reviewed and confirmed that the above continuing connected transactions have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

優先購買權

本公司之公司組織章程細則並無有關優先購買權之規定，雖然開曼群島法例並無有關該等權利之限制。

Pre-Emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

核數師

本公司股東週年大會上將提呈續聘摩斯倫•馬賽會計師事務所為本公司核數師之決議案。

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

承董事會命
魏應州
董事長

中國天津，二零零六年四月二十四日

By order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 24 April 2006

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致康師傅控股有限公司
(在開曼群島註冊成立之有限公司)
全體股東

本核數師已完成審核第47至第125頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃 貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並僅向全體股東報告，除此之外本報告並無其他目的。本核數師不會就本報告之內容向任何其他人負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作出之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

To the members of
Tingyi (Cayman Islands) Holding Corp.
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 47 to 125 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零五年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

摩斯倫•馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零六年四月二十四日

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong,
24 April 2006

		附註 Note	**2005 千美元 US$'000**	2004 千美元 US$'000 (重列) (restated)
營業額	**Turnover**	7	**1,845,609**	1,466,889
銷售成本	Cost of sales		**(1,267,453)**	(1,062,250)
毛利	Gross profit		**578,156**	404,639
其他淨收入	Other net income	8	**25,706**	304,096
分銷成本	Distribution costs		**(337,583)**	(305,092)
行政費用	Administrative expenses		**(49,938)**	(42,937)
其他經營費用	Other operating expenses		**(27,325)**	(48,741)
財務費用	Finance costs	10	**(8,597)**	(14,878)
應佔聯營公司溢利(虧損)	Share of profits (losses) of associates		**7,508**	(698)
除稅前溢利	**Profit before taxation**	10	**187,927**	296,389
稅項	Taxation	12	**(17,419)**	(8,576)
本年度溢利	**Profit for the year**		**170,508**	287,813
年內應佔溢利	**Attributable to:**			
本公司股東	Equity holders of the Company	13, 33(a)	**123,529**	286,429
少數權益股東	Minority interest	33(a)	**46,979**	1,384
本年度溢利	**Profit for the year**		**170,508**	287,813
股息	**Dividends**	14	**129,658**	63,712
每股溢利	**Earnings per share**	15		
基本	Basic		**US 2.21 cents**	US 5.13 cents
攤薄	Diluted		**N/A**	N/A

綜合資產負債表 Consolidated Balance Sheet

於二零零五年十二月三十一日
At 31 December 2005

		附註 Note	**2005** **千美元** **US$'000**	2004 千美元 US$'000 (重列) (restated)
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	16	**991,279**	879,964
無形資產	Intangible assets	17	**15,303**	—
聯營公司權益	Interests in associates	19	**54,863**	53,154
合營企業權益	Interests in a joint venture	20	**—**	30,058
土地租約溢價	Premium for land lease	21	**54,446**	51,349
可供出售金融資產／其他非流動投資	Available-for-sale financial assets / Other non-current financial assets	22	**10,047**	3,109
遞延稅項資產	Deferred tax assets	31	**5,379**	6,197
			1,131,317	1,023,831
流動資產	**Current assets**			
按公允價值列賬及在損益賬處理的財務資產／流動投資	Financial assets at fair value through profit or loss / Current financial assets	23	**2,633**	16,466
存貨	Inventories	24	**101,566**	96,590
應收賬款	Trade receivables	25	**84,573**	71,499
預付款項及其他應收款項	Prepayments and other receivables		**72,484**	66,257
抵押銀行存款	Pledged bank deposits	26	**4,041**	1,394
銀行結餘及現金	Bank balances and cash		**152,316**	126,152
			417,613	378,358
流動負債	**Current liabilities**			
應付賬款	Trade payables	28	**206,007**	188,398
其他應付款項	Other payables		**139,130**	96,275
有息借貸之即期部份	Current portion of interest-bearing borrowings	29	**119,648**	186,606
客戶預付款項	Advance payments from customers		**16,612**	7,372
稅項	Taxation		**3,503**	2,575
			484,900	481,226
淨流動負債	**Net current liabilities**		**(67,287)**	(102,868)
總資產減流動負債	**Total assets less current liabilities**		**1,064,030**	920,963

		附註 Note	2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	29	**32,880**	13,581
其他非流動應付款項	Other non-current payables		**8,168**	10,913
員工福利責任	Employee benefit obligations	30	**5,793**	4,887
遞延稅項負債	Deferred tax liabilities	31	**6,816**	6,176
			53,657	35,557
淨資產	**NET ASSETS**		**1,010,373**	885,406
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	32	**27,943**	27,943
儲備	Reserves	33(a)	**714,381**	706,788
擬派特別股息	Proposed special dividend	33(a)	**59,799**	—
擬派末期股息	Proposed final dividend	33(a)	**69,859**	63,712
本公司股東應佔股本及儲備	**Total capital and reserves attributable to equity holders of the Company**		**871,982**	798,443
少數股東權益	**Minority interest**	33(a)	**138,391**	86,963
股東權益總額	**TOTAL EQUITY**		**1,010,373**	885,406

於二零零六年四月二十四日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 24 April 2006

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

資產負債表 Balance Sheet

於二零零五年十二月三十一日
At 31 December 2005

		附註 Note	2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	16	**627**	781
附屬公司權益	Interests in subsidiaries	18	**700,617**	818,099
聯營公司權益	Interests in associates	19	**62,875**	54,884
可供出售金融資產／其他非流動投資	Available-for-sale financial assets/ Other non-current financial assets	22	**2,455**	2,505
			766,574	876,269
流動資產	**Current assets**			
按公允價值列賬及在損益賬處理的財務資產／流動投資	Financial assets at fair value through profit or loss / Current financial assets	23	**2,188**	5,163
存貨	Inventories	24	**6**	117
應收賬款	Trade receivables	25	**—**	4
預付款項及其他應收款項	Prepayments and other receivables		**3,469**	2,192
銀行結餘及現金	Bank balances and cash		**9,565**	14,333
			15,228	21,809
流動負債	**Current liabilities**			
應付賬款	Trade payables	28	**1,807**	4,781
其他應付款項	Other payables		**8,625**	13,742
有息借貸之即期部份	Current portion of interest-bearing borrowings	29	**11,000**	90,000
			21,432	108,523
淨流動負債	**Net current liabilities**		**(6,204)**	(86,714)
總資產減流動負債	**Total assets less current liabilities**		**760,370**	789,555
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	29	**10,000**	1,000
其他非流動應付款項	Other non-current payables		**4,281**	6,195
員工福利責任	Employee benefit obligations	30	**5,206**	4,887
			19,487	12,082
淨資產	**NET ASSETS**		**740,883**	777,473
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	32	**27,943**	27,943
儲備	Reserves	33(b)	**583,282**	685,818
擬派特別股息	Proposed special dividend	33(b)	**59,799**	—
擬派末期股息	Proposed final dividend	33(b)	**69,859**	63,712
股東權益總額	**TOTAL EQUITY**		**740,883**	777,473

於二零零六年四月二十四日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 24 April 2006

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

		附註 Note	2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
於一月一日之股東權益總額	**Total equity at 1 January**			
本公司股東應佔部份，如先前呈報	Attributable to equity holders of the Company, as previously reported		**798,443**	571,487
少數股東權益，如先前股東權益及負債分別呈報	Minority interest, as previously presented separately from equity and liability	33(a)	**86,963**	6,634
重列	As restated		**885,406**	578,121
直接在股東權益內認列之淨收益	**Net gains recognised directly in equity**			
滙兌差額	Exchange translation difference	33(a)	**17,117**	144
應佔聯營公司之儲備變動	Share of reserve movement of an associate	33(a)	**—**	3,535
			17,117	3,679
本年度溢利	**Profit for the year**	33(a)	**170,508**	287,813
已認列之總收入	**Total recognised income**		**187,625**	291,492
少數股東出資額	Contributions from minority shareholders	33(a)	**5,750**	—
出售附屬公司部份權益	Disposal of partial interests in subsidiaries	33(a)	**—**	79,498
股息	Dividends	33(a)	**(68,408)**	(63,705)
於十二月三十一日之股東權益總額	**Total equity at 31 December**		**1,010,373**	885,406
本年度已認列之總收入	**Total recognised income for the year**			
年內應佔已認列之總收入	Attributable to			
本公司股東	Equity holders of the Company		**137,251**	290,108
少數權益股東	Minority interest		**50,374**	1,384
			187,625	291,492

綜合現金流量表 Consolidated Cash Flow Statement

截至二零零五年十二月三十一日止年度
For the year ended 31 December 2005

		附註 Note	**2005** **千美元** **US$'000**	2004 千美元 US$'000 (重列) (restated)
經營活動	**OPERATING ACTIVITIES**			
經營業務所得現金	Cash generated from operations	34	**332,901**	137,504
已繳中國稅項	PRC income tax paid		**(15,033)**	(6,740)
已繳利息	Interest paid		**(7,485)**	(11,500)
經營活動所得現金淨額	**Net cash from operating activities**		**310,383**	119,264
投資活動	**INVESTING ACTIVITIES**			
已收利息	Interest received		**3,274**	1,908
出售附屬公司部份權益之所得	Proceeds on disposal of partial interests in subsidiaries		**—**	369,890
購入聯營公司權益	Acquisition of interests in an associate		**(1,820)**	(1,222)
購入合營企業權益	Acquisition of interests in a joint venture		**—**	(30,058)
出售聯營公司部份權益之所得	Proceeds on disposal of partial interest in an associate		**952**	5,583
可供出售金融資產之投資所得	Investment return from available-for-sale financial assets		**775**	—
贖回中國國債	Redemption of PRC government bonds		**10,869**	—
聯營公司股息收入	Dividends received from associates		**2,473**	4,724
購入流動投資	Purchase of current financial assets		**—**	(15,350)
購入其他非流動投資	Purchase of other non-current financial assets		**—**	(394)
購入物業、機器及設備	Purchase of property, plant and equipment		**(189,443)**	(135,303)
已付土地租約溢價	Premium paid for land lease		**(3,816)**	(622)
出售物業、機器及設備	Sale of property, plant and equipment		**7,620**	7,958
已收土地租約溢價	Premium received for land lease		**551**	695
投資活動(動用)所得現金淨額	**Net cash (used in) generated from investing activities**		**(168,565)**	207,809
融資活動	**FINANCING ACTIVITIES**			
已付股利	Dividends paid		**(63,712)**	(63,152)
已付少數股東之股息	Dividends paid to minority shareholders		**(4,696)**	(553)
少數股東出資額	Contributions from minority shareholders	33(a)	**5,750**	—
新增貸款	New borrowings		**198,300**	127,013
償還貸款	Repayment of borrowings		**(247,650)**	(356,878)
融資活動動用現金淨額	**Net cash used in financing activities**		**(112,008)**	(293,570)

		附註 *Note*	**2005** 千美元 ***US$'000***	2004 *千美元* *US$'000* *(重列)* *(restated)*
現金及現金等值物的淨增加	**Net increase in cash and cash equivalents**		**29,810**	33,503
年初之現金及現金等值物	**Cash and cash equivalents at beginning of year**		**127,546**	94,978
滙率變動之影響	Effect on exchange rate changes		**(999)**	(935)
年終之現金及現金等值物	**Cash and cash equivalents at end of year**	27	**156,357**	127,546

1. 一般資料

康師傅控股有限公司(「本公司」)及其附屬公司(統稱為「本集團」)主要從事生產及銷售方便麵、飲品及糕餅產品。本公司為開曼群島註冊成立有限責任公司及於香港聯合交易所有限公司之主板上市。其註冊地址為開曼群島大開曼喬治亞鎮,創世紀大廈5樓。

1. General Information

Tingyi (Cayman Islands) Holding Corp. (the "Company") and its subsidiaries (collectively, the "Group") are principally engaged in the manufacture and sale of instant noodles, beverages and bakery products. The Company is a limited liability company incorporated in the Cayman Islands and listed on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office is Genesis Building, Fifth floor, George Town, Grand Cayman, Cayman Islands.

2. 賬目編製

在編製賬目時,基於本集團於二零零五年十二月三十一日流動負債較流動資產超出67,287,000美元(二零零四年:淨流動負債102,868,000美元(重列)),因此董事已審慎評估本集團在可見未來之營運資金及融資需求。

董事基於本集團現有之現金結餘及可動用之銀行信貸與業務持續錄得溢利的情況下,認為本集團在可見將來有充份資源完全兑現其財務承擔。故此,賬目以持續經營之準則編製。

2. Preparation of Financial Statements

In preparing the financial statements, the directors have carefully assessed the working capital and financing requirements of the Group in the foreseeable future, as the current liabilities of the Group exceeded its current assets by US$67,287,000 (2004: net current liabilities of US$102,868,000 as restated) at the balance sheet date.

Taking into account the existing banking facilities, cash and bank balances of the Group and continuing profitable operations, the directors are satisfied that the Group has sufficient resources to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

3. 遵例申明

本賬目乃按照香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」),此統稱已包括所有適用個別的香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋、香港普遍接納之會計原則及公司條例而編製。本賬目同時亦符合香港聯合交易所有限公司證券上市規則之適用披露規定。本集團所採用之主要會計政策概要載於附註4。

3. Statement of Compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and with the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out in note 4 to the financial statements.

3. 遵例申明 *(續)*

年內，本集團已採納所有與其業務有關並於二零零五年一月一日起會計期間生效之新訂或經修訂香港財務報告準則。採納此等香港財務報告準則主要影響本賬目部份項目之呈列與披露，對本年度及以前年度並沒有重大之財務影響其主要會計政策變動詳述於本賬目附註5。

4. 主要會計政策

(a) 編製基準

編製賬目時以原值作為衡量標準，除按公允價值列賬及在損益賬處理的財務資產乃以公允價值計量。詳情載於下列之會計政策。

(b) 綜合基準

綜合賬目包括本公司及各附屬公司截至每年十二月三十一日之賬目。在年度內收購或出售之附屬公司業績由實際收購日期起計或截至實際出售日期計算入綜合收益表。

本集團內各公司間之交易及結餘均在綜合賬目時抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示之資產減值部份。

少數股東權益即非由本公司直接或透過附屬公司間接擁有之股權應佔附屬公司之經營業績及資產淨值。

3. Statement of Compliance *(Continued)*

In this year, the Group adopted all the new / revised HKFRS pertinent to its operations, which are effective for accounting period beginning on or after 1 January 2005. The adoption of these HKFRS mainly affects the presentation and disclosures of certain financial statements items and has no significant financial effects on the current period and the prior period presented. The details of major changes in accounting policies are summarised in note 5 to the financial statements.

4. Principal Accounting Policies

(a) Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, except for financial assets at fair value through profit or loss, which have been measured at fair value as explained in the accounting policies set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group are eliminated on consolidation. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interest is that part of profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Company.

4. 主要會計政策 *(續)*

(c) 物業、機器及設備

除在建工程以外之物業、機器及設備以原值減累計折舊及累計減值虧損入賬。

物業、機器及設備之成本包括其購買價及任何使資產達致可使用狀態及現存地點作原定用途所產生之直接應佔成本。其後之成本包括於資產賬面值或確認作個別資產，惟前提為與項目相關之日後經濟利益有可能流入本集團，及項目成本可以可靠地計量。所有其他檢修乃於財務期間內在其產生時於收益表內支銷。

當物業、機器及設備出售或棄用時所得之盈虧，按其估計出售所得淨額與資產賬面值間之差額用以評定，並認列於收益表內。

除在建工程外，物業、機器及設備之折舊是根據全面投入運作之日期起按其可使用年限及成本扣除累計減值虧損及殘值後以直線法計提折舊。其估計可使用年限如下：

樓宇	10至30年
機器及設備：	
一供生產方便麵及飲料	12年
一其他	5至10年
電器及設備	5年
雜項設備	5年

4. Principal Accounting Policies *(Continued)*

(c) Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is taken to the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction in progress, over their estimated useful lives from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method. The estimated useful lives of the assets are as follows:

Buildings	10 to 30 years
Machinery and equipment:	
- For instant noodles and beverages	12 years
- Others	5 to 10 years
Electrical appliances and equipment	5 years
Miscellaneous equipment	5 years

4. 主要會計政策 *(續)*

(d) 在建工程

在建工程以原值扣除累計減值虧損列賬，其中包括所有建造費用及其他直接成本，包括與該項目有關之利息成本。已完成工程之成本撥入相關之資產類別。在建工程在完成及投入運作前不作折舊。

(e) 無形資產－商標

由本集團購入使用年期有限之商標，以成本減累計攤銷及累計減值虧損列賬。商標攤銷乃以直線法按預計可使用七年半年期而計提。

(f) 土地租約溢價

土地租約溢價為購入承租人佔用之物業之權益之預付款項。溢價乃以成本列賬，並於租期內以直線法列入收益表中攤銷。

(g) 附屬公司

附屬公司為本公司直接或間接控制以從其業務經營獲利。

本公司資產負債表內的附屬公司投資乃按成本減累計減值虧損列賬。附屬公司投資之賬面值會按個別釐定減至其可收回價值。附屬公司之業績按已收及應收股息計算反映於本公司賬目內。

4. Principal Accounting Policies *(Continued)*

(d) Construction in progress

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of construction in progress until it is completed and available for use.

(e) Intangible assets - Trademarks

Trademarks that are acquired by the Group with finite useful lives are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on trademarks using the straight-line basis over their estimated useful life of seven and a half years.

(f) Premium for land lease

Premium for land lease are up-front payments to acquire interests in lessee-occupied leasehold land. The premiums are stated at cost and are amortised over the period of the lease on a straight-line basis to the income statement.

(g) Subsidiaries

A subsidiary is an entity, controlled, directly or indirectly, by the Company, so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of each of the investments in subsidiaries is reduced to its recoverable amount on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

4. 主要會計政策 *(續)*

(h) 聯營公司

聯營公司為本集團具有重大影響力之企業，但不屬於本集團之附屬公司或合營企業。

於聯營公司之投資乃以會計權益法列賬。綜合收益表包括本集團所佔本年度聯營公司之收購後業績。綜合資產負債表包括本集團享有聯營公司之淨資產及商譽。除非本集團已代表聯營公司達成承擔或保證承擔，否則若本集團所佔聯營公司虧損相當於或多於聯營公司賬面值，本集團終止以會計權益法列賬。

當本集團與其聯營公司進行交易時，未變現之盈利將按本集團於有關聯營公司所佔權益予以對銷。未變現虧損也予以對銷，除非交易證明已轉讓資產減值。

在本公司資產負債表中，於聯營公司之投資是個別按成本扣除累計減值虧損入賬。聯營公司之業績按已收及應收股息計算反映於本公司賬目內。

(i) 共同控制公司

共同控制公司乃集團根據合約安排與其他合營者共同行使控制權的公司，而該公司之經濟活動乃根據合約安排由集團及合營者共同控制。

於共同控制公司的投資以會計權益法列賬，綜合收益表包括本集團於收購後期內應佔共同控制公司之業績。而綜合資產負債表包括本集團所佔共同控制公司之淨資產及商譽。

4. Principal Accounting Policies *(Continued)*

(h) Associates

An associate is an entity, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

The Group's interests in associates are accounted for under the equity method of accounting. The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. The consolidated balance sheet includes the Group's share of the net assets of associates and any goodwill. Unless the Group has incurred obligations or guaranteed obligations in respect of the associates, equity accounting is discontinued when the Group's share of the losses of an associate equals or exceeds the carrying amount of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of assets transferred.

In the Company's balance sheet, interests in associates are stated at cost less accumulated impairment losses determined on an individual basis. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(i) Jointly controlled entity

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entity are accounted for under the equity method of accounting. The consolidated income statement includes the Group's share of the post-acquisition results of the jointly controlled entity for the year. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entity and also goodwill.



4. 主要會計政策 *(續)*

(j) 金融工具

金融資產及金融負債乃按交易日之基準及於本集團成為該工具合約條文之其中一方時確認。金融資產及金融負債以下列方法計量：

按公允價值列賬及在損益賬處理的財務資產及財務負債

金融工具乃分類為按公允價值列賬及在損益賬處理之財務資產或財務負債，包括持有作為交易之金融資產或金融負債，或不能作對沖會計處理之衍生工具，以及原先指定為按公允價值入收益表者。有關工具按公允價值計量，公允價值之變動乃入賬於收益表內。

貸款及應收賬款

貸款及應收賬款為具有固定的或可確定現金付款並在活躍市場中無報價及沒有企圖交易的非衍生金融資產。該等資產用實際利率方法計算攤銷成本。攤銷成本已計算在到期年內任何折讓或溢價。成本攤銷及任何盈虧計入該年度的收益賬。

4. Principal Accounting Policies *(Continued)*

(j) Financial instruments

Financial assets and financial liabilities are recognised when the Group become a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as follows:

Financial assets or financial liabilities at fair value through profit or loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss include financial assets or financial liabilities that are held for trading or derivatives do not qualify for hedge accounting, and those designated at fair value through profit or loss at inception. They are measured at fair value with changes in fair value recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. Amortisation of cost and any gains and losses are recognised in the income statement.

4. 主要會計政策 *(續)*

(j) 金融工具 *(續)*

可供出售金融資產

可供出售金融資產乃指定為此類別或不能歸類於其他類別之非衍生工具。可供出售金融資產按公允價值計量，而公允價值變動於權益中獨立確認，直至該投資出售，收回或轉讓，或者確定投資發生減值，此時，之前權益中確認之累積損益將計入收益表。在活躍的交易市場上，若可供出售金融資產並無公開報價，公允價值不能可靠計量，則以成本減累計減值虧損列賬。

應收及應付貿易賬款

應收及應付貿易賬款按其公允價值扣除減值撥備列賬。應收貿易賬款之減值撥備於出現客觀證據，證明本集團無法按原有條款收回所有金額時確認。撥備金額為資產之賬面值與按實際利率方法計算未來現金收回的貼現值之差額。撥備金額於收益表內確認。

4. Principal Accounting Policies *(Continued)*

(j) Financial instruments *(continued)*

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated at this category or not classified in any of the other categories. They are measured at fair value with change in value recognised as a separate component of equity until the investments are sold, collected or otherwise disposed of, or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less any accumulated impairment losses.

Trade receivables and payables

Trade receivables and payables are recognised at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all the amounts due according to the original terms of receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of provision is recognised in the income statement.

4. 主要會計政策(續)

(j) 金融工具(續)

有息借貸

所有貸款及借款最初按已收代價扣除發行成本之公允價值確認。於最初確認後借貸以實際利率方法攤銷其成本。

當本集團以金融資產收取現金之權利屆滿,或本集團把未來現金流量之合約權利予第三方時,金融資產將不作確認。當負債勾消時,本集團便不確認有關金融負債。

(k) 現金等值物

就現金流量表而言,現金等值物是指短期和流通率極高的投資,扣除銀行透支(如有)。此等投資可隨時轉換為既定金額的現金。其價值變動風險有限。

4. Principal Accounting Policies *(Continued)*

(j) Financial instruments *(continued)*

Interest-bearing borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of associated costs. After initial recognition, loans and borrowings are measured at amortised cost using the effective interest method.

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expire or the Group transfers the contractual rights to future cash flows to a third party. The Group derecognises financial liability when, and only when the liability is extinguished.

(k) Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of overdraft, if any.

4. 主要會計政策 *(續)*

(l) 收益之確認

收益是在本集團能獲得有關經濟效益且該收益及成本(如適用)並可靠地計算時入賬。

出售貨品所得收益於貨品之擁有權所涉及之風險及回報轉交買家，通常亦即貨物付運時入賬。

(m) 外幣換算

本集團各實體包括附屬公司、聯營公司及共同控制公司之賬目所列項目，乃按該實體經營所在之主要經濟環境貨幣(「功能貨幣」)計量。就集團報告而言，本綜合賬目按本集團之呈報貨幣美元呈列。

外幣交易均按交易當日之現行滙率換算為功能貨幣。因上述交易結算及按結算日之滙率兑換以外幣計值之貨幣資產及負債而產生之滙兑損益，均於收益表確認。

4. Principal Accounting Policies *(Continued)*

(l) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has been passed.

(m) Foreign currency translation

Items included in the financial statements of each of the group entities, including subsidiaries, associates and jointly controlled entities, are measured using the currency of the primary economic environment in which the Group entities operate ("functional currency"). For Group reporting purpose, the consolidated financial statements are presented in United States Dollars (US$), which is the Group's presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

4. 主要會計政策 *(續)*

(m) 外幣換算 *(續)*

在綜合賬目時，所有集團實體的業績及財務狀況的功能貨幣如有別於呈報貨幣，均按以下方式換算：

(a) 於各資產負債表呈列的資產及負債乃按有關結算日的收市滙率換算；

(b) 各收益賬的收支乃按平均滙率換算；

(c) 所有因此而產生的滙兑差額個別確認為權益部份。當出售集團實體時，相關曾確認於儲備之滙兑差額將於收益賬中確認為出售部份的收益或虧損。

(n) 存貨

存貨以成本或可變現淨值兩者之較低者列賬。成本包括所有採購成本，加工成本(如適用)及其他將存貨達至現存地點及狀況之成本，並且採用加權平均成本法計算。可變現淨值指在日常業務中之估計出售價減去估計完工成本及估計達成銷售所需之成本。

4. Principal Accounting Policies *(Continued)*

(m) Foreign currency translation *(continued)*

On consolidation, the results and financial position of all the group entities that have a functional currency different from the presentation currency are translated as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates;

(c) all resulting exchange differences are recognised as a separate component of equity. Upon disposal of a group entity, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement as part of the gain or loss on disposal.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

4. 主要會計政策 *(續)*

(o) 減值虧損

本集團於每個結算日檢討內部及外間資訊，以確認其物業、機器及設備，於附屬公司及聯營公司之投資及無形資產是否可能已經出現減值現象，或之前所確認之減值虧損是否已不再存在或可能已經減少。若出現任何以上的現象，本集團將需評估資產的可收回價值。據此，資產之可收回價值乃其售價淨值及使用價值之較高者。如個別資產未能在大致獨立於其他資產下賺取現金流量，則就能獨立賺取現金流量之最小組別資產(即賺取現金單位)釐訂可收回價值。

倘本集團估計某項資產或即賺取現金單位之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回價值。減值虧損將即時確認為開支。

倘若某項減值虧損期後撤回，則該項資產或即賺取現金單位之賬面值須增加至重新估計之可收回價值，惟增加後之賬面值不得超過在以往年度並無減值虧損而釐定之賬面值。若減值虧損撤回時將即時確認為收益。

4. Principal Accounting Policies *(Continued)*

(o) Impairment losses

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amount of its property, plant and equipment, investments in subsidiaries, investments in associates and intangible assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

4. 主要會計政策 *(續)*

(p) 借貸成本資本化

收購、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產)之直接應佔借貸成本,在扣除特定借貸之暫時性投資收益後,均作資本化並作為此等資產成本之一部份。當此等資產大體上可作其擬定用途或出售時,該等借貸成本將會停止資本化。所有其他借貸成本均列為發生期間之費用。

(q) 營運租賃

資產之絕大部份回報及風險由出租公司保留之租賃,皆作為營運租賃列賬。營運租賃之租金收支在租賃期內以直線法確認為收入與開支。營運租賃協議所涉及的激勵措施均在收益表中確認為資產租賃淨付款總額的組成部份。或有租金則於發生之會計期間以費用入賬。

(r) 政府補助

政府補助乃鼓勵本集團在各有關開發區經營及發展業務而從中國有關部門收取之津貼。政府補助是在可合理地確定將取得該資助並將可符合所有附帶條件時按公允價值入賬。

4. Principal Accounting Policies *(Continued)*

(p) Capitalisation of borrowing costs

Borrowing costs incurred, net of any investment income on the temporary investment of the specific borrowings, that are directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred.

(q) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as an expense and revenue on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

(r) Government grants

Government grants represent incentive grants from the relevant PRC authorities in respect of the running of business by the Group in certain development zones and to encourage the furtherance of such business. Government grants are recognised at their fair value where there is reasonable assurance that the grants will be received and all attached conditions will be complied with.

4. 主要會計政策 *(續)*

(r) 政府補助 *(續)*

當該資助與資產有關時，公允價值乃記錄於遞延收入中，並以相等金額於每年分期按有關資產的預計使用年期於收益表中確認為收入。與資產無關的資助乃確認為收益表中的其他收入，以有系統地與有關成本配合。

(s) 員工福利

界定供款計劃

界定退休供款計劃的供款責任於產生時在收益表中確認為開支，並扣除僱員於未完成供款計劃而離職所發生的供款部份。該計劃的資產與本集團的資產分開並由獨立管理基金持有。

界定福利計劃

經考慮獨立精算師以精算方式的預計單位成本法所作出的供款建議，僱主及僱員共同作出界定福利計劃的供款。本集團之界定福利計劃的責任為就各項計劃獨立估計僱員於本年度及過往年度提供服務所賺取的未來利益金額，該利益乃折現至其現值，再減去有關計劃資產的公允價值。

精算盈虧超出界定福利責任之現值與計劃資產之公允價值兩者中較高者之百分之十的部份，需按僱員的預計平均尚餘服務年期攤銷。倘利益即時歸屬予僱員，過往服務成本則即時確認；否則過往服務成本按平均期間以直線法攤銷，直至僱員享有該等利益為止。

4. Principal Accounting Policies *(Continued)*

(r) Government grants *(continued)*

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments. Government grants other than those related to assets are recognised as other income in the income statement to match the related costs on a systematic basis.

(s) Employee benefits

Defined contribution plans

The obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Defined benefit plans

The defined benefit plans are generally funded by payments from employees and the Group, taking into account of the recommendations of the independent qualified actuaries using the projected unit credit method. The Group's obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods, which is discounted to the present value and reduced by the fair value of any plan assets.

Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's defined obligations and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

4. 主要會計政策(續)

(s) 員工福利(續)

界定福利計劃(續)

於資產負債表中確認的退休福利義務,相當於界定利益責任的現有價值(經未確認精算利潤及虧損及未確認過去服務成本作調整,並減去計劃資產的公允價值)。因這項計算所產生的任何資產,其金額限於累計未確認精算虧損淨額和過去服務成本,加上可從該計劃獲得的退款並減去計劃的未來供款金額的現有價值的總額。倘若經濟利益現值沒有變更或減少,本期之淨精算盈虧及過往服務成本即時認列於收益賬。

(t) 稅項

稅項支出乃根據本年度業績就免課稅或不可扣減項目作調整並按於結算日已制定或實際會制定之稅率作出計算。

遞延稅項乃採用負債法,就資產與負債之稅項計算準則與其於賬目之賬面值兩者不同引致之短暫時差作出全數撥備。然而,倘若遞延稅項資產和負債乃自進行交易時不影響會計或應課稅溢利的資產或負債的初始確認(如屬業務合併的一部份則除外),則不會計入遞延稅項。

當資產被變現或負債被清還時,遞延稅項負債及資產以該期間預期之適用稅率衡量,根據於結算日已制定或實際會制定之稅率及稅務法例計算。遞延稅項資產乃根據有可能獲得之未來應課稅溢利與短暫時差可互相抵銷之程度而予以確認。

4. Principal Accounting Policies *(Continued)*

(s) Employee benefits *(continued)*

Defined benefit plans *(continued)*

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs, plus the present value of any future refunds from the plan or reductions in future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains or losses with the past service cost of the current period is recognised immediately.

(t) Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

4. 主要會計政策 *(續)*

(u) 有關連人士

在下列情況下，有關人士將視為本集團之關連人士：(a)透過一個或多個中介實體，該方直接或間接控制本集團，或由本集團控制或與本集團受到共同控制；於本集團擁有權益，並可藉著該權益對本集團行使重大影響力；或對本集團擁有共同控制；(b)有關人士為本集團之聯營公司；(c)本集團為該合營企業之合夥人；(d)有關人士為本集團或其母公司之主要管理人員；(e)有關人士為(a)或(d)項所述人士之直系親屬；(f)有關人士受直接或間接歸屬於(d)或(e)項所述人士之實體所控制、與他人共同控制或發揮重大影響力，或擁有重大投票權；或(g)有關人士為本集團或其關連人士之僱員終止受僱後福利計劃之受益人。

(v) 分部報告

分部為按本集團所從事提供產品或服務(業務分部)或在某一特定經濟環境內提供產品或服務(地區分部)之可區別項目，而每個分類項目所承擔之風險及回報均有所不同。

根據本集團之內部賬目模式，本集團選擇以業務分部作為主要報告形式，而地域分部則以次要報告形式呈報。

4. Principal Accounting Policies *(Continued)*

(u) Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is a venturer; (d) the party is a member of the key management personnel of the Group or its parent; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(v) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services with a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

4. 主要會計政策 *(續)*

(v) 分部報告 *(續)*

各分部之收益、開支、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。舉例而言，各分部的資產可包括存貨、應收賬款以及物業、機器及設備。各分部之收益、開支、資產及負債乃於綜合賬目對銷過程中，撇除集團間之結餘及交易前釐訂。各分部之跨業務交易價格是以成本加利潤的方法計算。

各分部之資本開支為於期內購買預期可使用超過一個期間之分部資產(包括有形及無形)而產生之總成本。

未分配項目主要包括財務及公司資產、有息貸款、借貸、稅項、企業及融資開支。

(w) 香港財務報告準則之未來變動

於通過本賬目日期，香港會計師公會已頒佈多項尚未生效之新訂及經修訂香港財務報告準則。本集團並未提前採用該等新訂及經修訂之香港財務報告準則。除下列外，董事預期此等於下一財政年度生效之新訂及經修訂香港財務報告準則將不會對本集團以後會計年度之業績造成重大影響。

香港會計準則第39號及香港財務報告準則第4號(修訂)：「財務擔保合約」

財務擔保合約泛指集團須於合約持有人因指定實體或人士未能根據債務工具的原有或經修訂條款支付到期款項而蒙受損失時，向持有人償付指定款項的合約。

4. Principal Accounting Policies *(Continued)*

(v) Segment reporting *(continued)*

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process. Inter-segment pricing are principally on a cost plus basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, borrowings, tax balances, corporate and financing expenses.

(w) Future changes in HKFRS

At the date of authorisation of these financial statements, the HKICPA has issued a number of new / revised HKFRS that are not yet effective and the Group has not early adopted. Except for the following amendments, which will be effective from the next financial year, the directors anticipate that the adoption of these new / revised HKFRS in the future accounting periods will have no significant impact on the result of the Group.

HKAS 39 and HKFRS 4 (Amendments): Financial guarantee contracts

A financial guarantee contract is a contract that requires the Group to make specific payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

4. 主要會計政策 *(續)*

(w) 香港財務報告準則之未來變動 *(續)*

根據香港會計準則第39號，財務擔保合約列作金融工具，入賬時最初按公允價值列賬，其後則按下列兩者中的較高者計量：根據香港會計準則第37號－「撥備、或然負債及或然資產」釐定的款額；或最初入賬的款額減(如適用)擔保期內以直線法確認的累計攤銷。

集團仍未能合理評估以上新準則初次採用時對本集團及本公司財務報告之影響。

5. 會計政策之變動

(a) 香港會計準則第1號「財務報表之呈列」

香港會計準則第1號影響少數股東權益，應佔聯營公司稅後業績、共同控制公司、終止經營業務及其他有關披露事項之呈列。因此，比較數字亦已重列。

(b) 香港會計準則第24號「關連方披露」

香港會計準則第24號已擴大關連方的定義及披露之程度。採納香港會計準則第24號並無導致過往已申報披露的關連方交易出現任何重大改變或對本期的披露有任何重大影響。

4. Principal Accounting Policies *(Continued)*

(w) Future changes in HKFRS *(continued)*

Financial guarantee contracts are accounted for as financial instruments under HKAS 39 and are initially recognised at fair value. Subsequently, such contracts are measured at the higher of the amount determined in accordance with *HKAS 37 Provisions, contingent liabilities and contingent assets* and the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis.

The Group is not yet in a position to reasonably estimate the impact on the adoption of the above amendments in the period of initial application to the Group and the Company's financial position.

5. Changes in Accounting Policies

(a) HKAS 1 Presentation of financial statements

HKAS 1 has affected the presentation of minority interest, share of net post-tax results of associates, jointly controlled entities, discontinued operations and other disclosures. Comparative figures have been restated accordingly.

(b) HKAS 24 Related party disclosures

HKAS 24 has expanded the definition and the level of disclosure of related party transactions. The adoption of HKAS 24 have not resulted in material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosure made in the current year.

5. 會計政策之變動 *(續)*

(c) 香港財務報告準則第3號「商業合併」

在以往期間，購入附屬公司時產生的負商譽已在該購入年度在資本儲備中撇除。在採納香港財務報告準則第3號後，本集團將截至二零零五年一月一日的資本儲備308,000美元，以資產調動的方式調往該年度的期初保留溢利，沒有重列比較數字。

(d) 香港會計準則第17號「租賃」

於過往年度，租賃土地及持有作自用之樓宇乃按成本減累計折舊及累計減值虧損列賬。根據香港會計準則第17號，租約土地由物業、機器及設備重分類為土地租約溢價，並在租賃期內攤銷。樓宇則繼續歸類為物業、機器及設備之部份。會計政策之變動並無對以前呈報之保留溢利及資產淨值有任何影響。

5. Changes in Accounting Policies *(Continued)*

(c) HKFRS 3 Business Combinations

In previous periods, negative goodwill arising from acquisition of subsidiaries was credited to capital reserve in the year of acquisition. Upon the adoption of HKFRS 3, the Group recognised a transfer within equity by the transfer of the capital reserve of US$308,000 as at 1 January 2005 to opening retained profits for the year, without restating comparatives.

(d) HKAS 17 Leases

In prior year, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses. Under HKAS 17 leasehold land is reclassified from property, plant and equipment to premium for land lease and amortised over the lease terms. Buildings continue to be classified as part of property, plant and equipment. The change in accounting policy has no effect on the previously reported accumulated profits and net assets.

5. 會計政策之變動 *(續)*

(e) 香港會計準則第32號「金融工具：披露與呈報」及香港會計準則第39號「金融工具：確認與計量」

採納香港會計準則第32號及香港會計準則第39號導致就確認，計量，不作確認及披露金融工具之會計政策有所變動。直至二零零四年十二月三十一日，本集團將投資分類為投資證券及其他投資。投資證券按成本扣除減值虧損(預期暫時性質除外)撥備列賬。其他投資則以公允價值列賬。公允價值之變動產生時在收益表確認。

根據香港會計準則第39號之條文，金融資產乃分類為按公允價值列賬及在損益賬處理的財務資產或財務負債、貸款及應收賬款、持有至到期之投資，以及可供出售金融資產。採納香港會計準則第32號及香港會計準則第39號後，本集團之投資證券及其他投資乃分別重新訂為可供出售金融資產及按公允價值列賬及在損益賬處理的財務資產或財務負債。採納之會計政策詳載於賬目附註4。會計政策之變動並無對以前呈報之保留溢利及資產淨值有任何影響。

5. Changes in Accounting Policies *(Continued)*

(e) HKAS 32 Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Until 31 December 2004, the Group classified investments into investment securities and other investments. Investment securities were stated at cost less provision for impairment losses that was expected to be other than temporary. Other investments were stated at their fair value. Changes in fair value were recognised in income statement as they arose.

In accordance with the provisions of HKAS 39, financial instruments have been classified into financial assets or financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment securities and other investments were re-designated as available-for-sale financial assets and financial assets at fair value through profit or loss respectively. Details of their accounting policies are set out in note 4 to the financial statements. The change in accounting policy has no effect on the previously report accumulated profits and net assets.

6. 關鍵會計估計及判斷

估計及判斷仍持續進行評估，並基於過往經驗及其他因素，包括在目前情況下相信為合理之預期日後事件。除記載於賬目內的資料外，下文概括有相當風險導致下年度資產和負債賬面值須作出重大調整之估計和假設。

使用年限及物業、機器及設備之減值

董事每年透過預計用量、對資產使用之損耗及技術過時之潛在性進行謹慎研究，以評估物業、機器及設備之殘值及可用年期。

為了判斷資產是否減值及有跡象顯示減值虧損不再存在，董事須判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件或其事件影響資產價值不再存在；(2)按持續使用資產之業務而估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；以及(3)使用適當的主要假設於預計現金流量，包括是否應用適當折現率於該等現金流量預測。倘改變管理層用以確定減值程度之假設，包括現金流量預測中採用之折現率或增長率假設，足以對減值測試中使用的淨現值產生重大影響。

6. Critical Accounting Estimates and Judgements

Estimates and judgements are currently evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Apart from information disclosed elsewhere in these financial statements, the following summarise estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within next financial year.

Useful lives and impairment of property, plant and equipment

The directors evaluated the residual value and useful lives of property, plant and equipment on an annual basis, through careful consideration with regards to expected usage, wear-and-tear and potential technical obsolescence to usage of the assets.

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, the directors has to exercise judgement in the area of asset impairment, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

7. 營業額及收益

本公司之主要業務為投資控股。附屬公司之主要業務載於附註42。

本集團之營業額指向客戶售貨之發票值，扣除退貨、折扣及增值稅。

7. Turnover and Revenue

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 42 to the financial statements.

The Group's turnover represents sale of goods at invoiced value to customers, net of returns, discounts and Value Added Tax.

8. 其他淨收入

去年，其他淨收入包括出售附屬公司部份權益之收益為272,955,000美元。

8. Other Net Income

Included in other net income in last year was a gain on disposal of partial interests in subsidiaries amounted to US$272,955,000.

9. 分部資料

本集團由四項主要業務分部組成：

方便麵
飲品
糕餅
本公司及其他業務

本集團主要在中國運作，本集團的銷售及利潤貢獻亦主要來自中國。沒有呈報地域性的分析因本集團以此分析的銷售額少於10%，本集團來自中國以外市場的業績亦少於綜合賬業績的10%。

9. Segment Information

The Group is organised along four major business segments:

Instant noodles
Beverages
Bakery
The Company and other businesses

The Group operates mainly in the PRC. Turnover and contribution to the Group's profit are mainly from the PRC. No geographical analysis is presented as less than 10% of the Group's turnover and less than 10% of the consolidated trading results of the Group are attributable to markets outside the PRC.

9. 分部資料 *(續)*

9. Segment Information *(Continued)*

業務分部分析

Business segment analysis

		方便麵 Instant noodles 2005 千美元 US$'000	飲品 Beverages 2005 千美元 US$'000	糕餅 Bakery 2005 千美元 US$'000	其他 Others 2005 千美元 US$'000	內部沖銷 Inter-segment elimination 2005 千美元 US$'000	綜合 Group 2005 千美元 US$'000
營業額	**Turnover**						
外來客戶收益	Revenue from external customers	981,796	702,348	92,912	68,553	—	1,845,609
分部間之收益	Inter-segment revenue	187	130	258	58,833	(59,408)	—
分部營業額	Segment turnover	981,983	702,478	93,170	127,386	(59,408)	1,845,609
分部業績	**Segment results**	80,597	103,531	1,818	9,616	(6,546)	189,016
財務費用	Finance costs						(8,597)
應佔聯營公司溢利	Share of profits of associates	—	—	—	7,508		7,508
除稅前溢利	**Profit before taxation**						187,927
稅項	Taxation						(17,419)
本年度之溢利	**Profit for the year**						170,508
資產	**Assets**						
分部資產	Segment assets	729,303	588,713	96,950	794,999	(721,277)	1,488,688
聯營公司權益	Interests in associates	—	—	—	54,863		54,863
未分配資產	Unallocated assets						5,379
資產總值	Total assets						1,548,930
負債	**Liabilities**						
分部負債	Segment liabilities	264,456	309,404	43,656	148,424	(255,199)	510,741
未分配負債	Unallocated liabilities						27,816
負債總額	Total liabilities						538,557
其他資料	**Other information**						
年內資本開支	Capital expenditure	75,188	99,012	12,498	6,561		193,259
年內折舊	Depreciation	43,698	36,289	8,035	6,379		94,401
年內攤銷	Amortisation						
土地租約溢價	Premium for land lease	651	283	322	126		1,382
無形資產	Intangible assets	2,354	—	—	—		2,354
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	—	1,400	—	—		1,400

9. 分部資料 *(續)* 9. Segment Information *(Continued)*

業務分部分析 *(續)* Business segment analysis *(continued)*

		方便麵 Instant noodles 2004 千美元 US$'000 (重列) (restated)	飲品 Beverages 2004 千美元 US$'000 (重列) (restated)	糕餅 Bakery 2004 千美元 US$'000 (重列) (restated)	其他 Others 2004 千美元 US$'000 (重列) (restated)	內部沖銷 Inter-segment elimination 2004 千美元 US$'000 (重列) (restated)	綜合 Group 2004 千美元 US$'000 (重列) (restated)
營業額	**Turnover**						
外來客戶收益	Revenue from external customers	849,932	479,398	83,833	53,726	—	1,466,889
分部間之收益	Inter-segment revenue	23	740	252	56,430	(57,445)	—
分部營業額	Segment turnover	849,955	480,138	84,085	110,156	(57,445)	1,466,889
分部業績	**Segment results**	30,715	18,015	(15,485)	11,846	(6,081)	39,010
出售附屬公司部份權益收益	Gain on disposal of partial interests in subsidiaries						272,955
財務費用	Finance costs						(14,878)
應佔聯營公司虧損	Share of losses of associates	—	—	—	(698)		(698)
除稅前溢利	**Profit before taxation**						296,389
稅項	Taxation						(8,576)
本年度之溢利	**Profit for the year**						287,813
資產	**Assets**						
分部資產	Segment assets	660,123	472,531	89,750	895,530	(775,096)	1,342,838
聯營公司權益	Interests in associates	—	—	—	53,154		53,154
未分配資產	Unallocated assets						6,197
資產總值	Total assets						1,402,189
負債	**Liabilities**						
分部負債	Segment liabilities	248,386	298,686	46,403	126,669	(320,276)	399,868
未分配負債	Unallocated liabilities						116,915
負債總額	Total liabilities						516,783
其他資料	***Other information***						
年內資本開支	Capital expenditure	69,784	53,567	2,484	10,090		135,925
年內折舊	Depreciation	40,730	31,884	10,263	5,368		88,245
土地租約溢價攤銷	Amortisation on premium for land lease	713	315	191	122		1,341
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	—	—	10,000	—		10,000

10. 除税前溢利 / 10. Profit before Taxation

		2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
經扣除(加入)下列項目後：	This is stated after charging (crediting):		
財務費用	**Finance costs**		
須於五年內悉數償還之銀行及其他貸款之利息支出	Interest on bank and other borrowings wholly repayable within five years	**8,597**	14,878
其他項目	**Other items**		
員工成本：	Staff costs:		
薪金及報酬	Salaries and wages	**123,041**	101,633
退休金成本：	Pension costs:		
界定供款計劃	defined contribution plans	**10,018**	8,098
界定福利計劃	defined benefit plans	**906**	1,149
		133,965	110,880
核數師酬金	Auditors' remuneration	**706**	625
已售存貨成本	Cost of inventories	**1,267,453**	1,062,250
折舊	Depreciation	**94,401**	88,245
攤銷：	Amortisation:		
土地租約溢價	Premium for land lease	**1,382**	1,341
無形資產(包括在其他經營費用內)	Intangible assets (included in other operating expenses)	**2,354**	—
出售物業、機器及設備減值虧損(包括在其他經營費用內)	Impairment loss on property, plant and equipment (included in other operating expenses)	**1,400**	10,000
經營租約最低租賃付款	Minimum lease payments in respect of operating lease charges for premises	**7,744**	7,589
匯兑收益淨額	Exchange gains, net	**(5,337)**	(2,342)
出售物業、機器及設備之虧損	Loss on disposal of property, plant and equipment	**1,826**	4,831
出售聯營公司部份權益之收益	Gain on disposal of partial interests of an associate	**(235)**	(2,529)
視作出售聯營公司之收益	Gain on deemed disposal of an associate	**—**	(2,419)

11. 董事及高階僱員酬金 11. Directors' and Senior Management's Emoluments

本公司董事已收及應收之酬金總額如下：

The aggregate amounts of emoluments received or receivable by the Company's directors are as follows:

		附註 Note	董事袍金 Directors' fees 千美元 US$'000	薪金及其他酬金 Salaries and other emoluments 千美元 US$'000	花紅 Discretionary bonuses 千美元 US$'000	2005 總計 Total 千美元 US$'000
執行董事：	Executive directors:					
魏應州	Wei Ing-Chou		100	208	243	551
井田毅	Takeshi Ida		80	4	—	84
吉澤亮	Ryo Yoshizawa		50	12	—	62
吳崇儀	Wu Chung-Yi		50	12	—	62
魏應交	Wei Ying-Chiao		50	12	—	62
井田純一郎	Junichiro Ida		50	12	—	62
獨立非執行董事：	Independent non-executive directors:					
徐信群	Hsu Shin-Chun		50	12	—	62
李長福	Lee Tiong-Hock		17	8	—	25
中山知行	Tomoyuki Nakayama	(a)	26	8	—	34
高捷雄	Katsuo Ko	(b)	24	4	—	28
			497	292	243	1,032

11. 董事及高階僱員酬金 *(續)*

11. Directors' and Senior Management's Emoluments *(Continued)*

		董事袍金 Directors' fees 千美元 US$'000 (重列) (restated)	薪金及其他酬金 Salaries and other emoluments 千美元 US$'000 (重列) (restated)	花紅 Discretionary bonuses 千美元 US$'000 (重列) (restated)	2004 總計 Total 千美元 US$'000 (重列) (restated)
執行董事：	Executive directors:				
魏應州	Wei Ing-Chou	100	233	118	451
井田毅	Takeshi Ida	80	16	—	96
吉澤亮	Ryo Yoshizawa	50	16	—	66
吳崇儀	Wu Chung-Yi	50	16	—	66
魏應交	Wei Ying-Chiao	50	16	—	66
井田純一郎	Junichiro Ida	50	16	—	66
獨立非執行董事：	Independent non-executive directors:				
徐信群	Hsu Shin-Chun	50	16	—	66
李長福	Lee Tiong-Hock	17	4	—	21
高捷雄	Katsuo Ko	50	16	—	66
		497	349	118	964

附註：

(a) 於二零零五年六月二十四日獲委任，並於二零零六年四月一日辭任。

(b) 於二零零五年六月二十四日辭任。

於二零零五年及二零零四年十二月三十一日止年度並無董事放棄領取酬金。

Notes:

(a) Appointed on 24 June 2005 and resigned on 1 April 2006.

(b) Resigned on 24 June 2005.

No directors have waived emoluments in respect of the years ended 31 December 2005 and 2004.

11. 董事及高階僱員酬金(續)

11. Directors' and Senior Management's Emoluments (Continued)

本集團五位最高薪人士包括一位(二零零四年:一位)董事,其酬金詳情載於上文。其餘四位(二零零四年:四位)人士之酬金詳情如下:

The five individuals whose emoluments were the highest in the Group for the year include one director (2004: one) whose emoluments are reflected in the analysis presented above. Details of the emoluments of the remaining four individuals (2004: four) are as follows:

		2005	2004
		千美元	千美元
		US$'000	US$'000
薪金及其他酬金	Salaries and other emoluments	**619**	623
花紅	Discretionary bonuses	**460**	242
		1,079	865

僱員酬金之組別如下:

The emoluments were paid to individuals as follows:

		僱員人數 Number of individuals	
酬金組別	**Emoluments band**	**2005**	2004
0至128,205美元 (0至1,000,000港元)	Nil to US$128,205 (Nil to HK$1,000,000)	**—**	—
128,206美元至192,308美元 (1,000,001港元至1,500,000港元)	US$128,206 to US$192,308 (HK$1,000,001 to HK$1,500,000)	**—**	—
192,309美元至256,410美元 (1,500,001港元至2,000,000港元)	US$192,309 to US$256,410 (HK$1,500,001 to HK$2,000,000)	**1**	4
256,411美元至320,513美元 (2,000,001港元至2,500,000港元)	US$256,411 to US$320,513 (HK$2,000,001 to HK$2,500,000)	**3**	—
		4	4

12. 稅項

12. Taxation

		2005 千美元 US$'000	2004 千美元 US$'000
本年度稅項－中國所得稅	**Current tax – PRC income tax**		
本年度	Current year	**15,961**	8,601
遞延稅項	**Deferred taxation**		
產生及轉回之暫時差異	Origination and reversal of temporary differences	**1,458**	(25)
本年度稅項總額	Total tax charge for the year	**17,419**	8,576

開曼群島並不對本集團之收入徵收任何稅項。

The Cayman Islands levies no tax on the income of the Group.

香港利得稅乃根據年內於香港之估計應課稅溢利按17.5%（二零零四年：17.5%）之稅率提撥準備。

The provision for Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising from Hong Kong during the year.

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限，由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅15%，及在其後三年獲稅率減半優惠。

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

12. 稅項 *(續)*

本集團之稅項(按附屬公司經營所在地方的司法區稅率計算)與稅前溢利之理論稅項之差別為：

12. Taxation *(Continued)*

The taxation on the Group's profit before taxation differs from theoretical amount that would arise using the tax rates prevailing in the countries in which the subsidiaries operate as follows:

		2005 千美元 US$'000	2004 千美元 US$'000
除稅前溢利	Profit before tax	**187,927**	296,389
按有關當地國家稅率計算且適用於溢利之稅項	Income tax at domestic tax rates applicable to profits in the respective countries	**28,189**	44,458
不可扣稅開支	Non-deductible expenses	**888**	6,909
無需課稅收入	Tax exempt revenue	**(1,889)**	(45,530)
未確認稅項虧損	Unrecognised tax losses	**2,725**	4,856
扣除過往並未確認稅項虧損	Utilisation of previously unrecognised tax losses	**(785)**	(1,667)
稅務寬減期	Tax holiday	**(12,021)**	(2,687)
以前年度少計撥備	Under provision in prior years	**364**	1,662
其他	Others	**(52)**	575
本年度稅項	Tax expense for the year	**17,419**	8,576

加權平均適用稅率為15%(二零零四年：15%)。

The weighted average applicable tax rate was 15% (2004: 15%).

13. 股東應佔溢利

股東應佔綜合溢利包括已於本公司賬目處理之溢利190,000美元(二零零四年：273,161,000美元)，此項溢利已於本公司之賬目內作出處理。

13. Profit Attributable to Equity Holders of the Company

The consolidated profit attributable to equity holders of the Company includes a profit of US$190,000 (2004: US$273,161,000) dealt with in the financial statements of the Company.

13. 股東應佔溢利 *(續)*

13. Profit Attributable to Equity Holders of the Company *(Continued)*

上述金額與本公司本年度溢利之調節如下：

Reconciliation of the above amount to the Company's profit for the year:

		2005	2004
		千美元	千美元
		US$'000	*US$'000*
已於本公司賬目內處理的股東應佔綜合溢利	Amount of consolidated profit attributable to equity holders dealt with in the Company's financial statements	**190**	273,161
上一財政年度溢利之應佔附屬公司及聯營公司股息，並已於年內獲批准及派發	Dividends from subsidiaries and associates attributable to the profits of the previous financial years, approved and paid during the year	**25,949**	38,530
本公司本年度溢利（附註33(b)）	Company's profit for the year (note 33(b))	**26,139**	311,691

14. 股息 14. Dividends

(a) 本年度應得之股息：

(a) Dividend attributable to the year:

		2005 千美元 **US$'000**	2004 千美元 US$'000
結算日後擬派之末期股息每股普通股1.25美仙（二零零四年：每股普通股1.14美仙）	Final dividend proposed after the balance sheet date of US1.25 cents (2004: US1.14 cents) per ordinary share	**69,859**	63,712
結算日後擬派之特別股息每股普通股1.07美仙（二零零四年：無）	Special dividend proposed after the balance sheet date of US1.07 cents (2004: Nil) per ordinary share	**59,799**	—
		129,658	63,712

於二零零六年一月二十四日及二零零六年四月二十四日的會議，董事建議分別派發特別股息每股普通股1.07美仙及末期股息每股普通股1.25美仙。

At meetings held on 24 January 2006 and 24 April 2006, the directors recommended the payment of a special dividend and final dividend of US1.07 cents and US1.25 cents per ordinary share respectively.

此建議特別股息及末期股息於資產負債表中不視為應付股息，但將被視為分配截至二零零六年十二月三十一日止年度之保留盈餘。

The proposed special dividend and final dividend are not reflected as dividend payables in the balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

(b) 去年批准及於本年內派發之股息：

(b) Dividend attributable to the previous financial year, approved and paid during the year:

		2005 千美元 **US$'000**	2004 千美元 US$'000
去年批准及於本年內派發之二零零四年度末期股息為每股普通股1.14美仙（二零零三年：每股普通股1.13美仙）	Final dividend in respect of the previous financial year, approved and paid during the year, of US1.14 cents (2003: US1.13 cents) per ordinary share	**63,712**	63,152

15. 每股溢利

每股溢利乃根據本公司股東年內應佔溢利123,529,000美元(二零零四年:286,429,000美元)及本年度已發行普通股之加權平均股數5,588,705,360(二零零四年:5,588,705,360)計算。

本公司並無呈列每股攤薄盈利,此乃由於截至二零零四年十二月三十一日止年度本公司之可換股債券並無潛在攤薄影響及已於二零零五年內全部償還。

15. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of US$123,529,000 (2004: US$286,429,000) and the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2005 and 2004 have not been shown as the Company's convertible bonds outstanding in 2004 are anti-dilutive and were fully repaid in 2005.

16. 物業、機器及設備

16. Property, Plant and Equipment

本集團

Group

		樓宇 Buildings 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
賬面值對賬-截至二零零四年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2004**						
於年初	At beginning of year						
如先前呈報	As previously reported	307,564	564,169	7,942	16,659	13,416	909,750
採納香港會計準則第17號之影響(附註21)	Effect of adopting HKAS 17 (note 21)	(54,055)	—	—	—	—	(54,055)
重列	As restated	253,509	564,169	7,942	16,659	13,416	855,695
添置	Additions	7,459	38,331	1,971	5,420	82,122	135,303
落成後轉撥	Transfer upon completion	8,324	59,634	73	564	(68,595)	—
減值虧損	Impairment loss	—	(10,000)	—	—	—	(10,000)
出售	Disposals	(44)	(11,332)	(123)	(339)	(951)	(12,789)
年內折舊	Depreciation	(12,252)	(68,616)	(2,000)	(5,377)	—	(88,245)
於結算日	At balance sheet date	256,996	572,186	7,863	16,927	25,992	879,964

16.物業、機器及設備 *(續)* 16. Property, Plant and Equipment *(Continued)*

本集團 Group

		樓宇 Buildings 千美元 *US$'000*	機器及設備 Machinery and equipment 千美元 *US$'000*	電器及設備 Electrical appliances and equipment 千美元 *US$'000*	雜項設備 Miscellaneous equipment 千美元 *US$'000*	在建工程 Construction in progress 千美元 *US$'000*	合計 Total 千美元 *US$'000*
賬面值對賬－截至二零零五年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2005**						
於年初	At beginning of year						
如先前呈報	As previously reported	309,577	572,186	7,863	16,927	25,992	932,545
採納香港會計準則第17號之影響(附註21)	Effect of adopting HKAS 17 (note 21)	(52,581)	—	—	—	—	(52,581)
重列	As restated	256,996	572,186	7,863	16,927	25,992	879,964
添置	Additions	11,679	38,236	1,322	7,472	130,734	189,443
添置－透過重組交換(附註35)	Additions – exchange through reorganisation (note 35)	1,913	3,649	6	18	—	5,586
落成後轉撥	Transfer upon completion	3,465	74,725	45	2,224	(80,459)	—
減值虧損	Impairment loss	—	(1,400)	—	—	—	(1,400)
出售	Disposals	(120)	(6,027)	(236)	(2,316)	(747)	(9,446)
年內折舊	Depreciation	(15,519)	(70,122)	(1,707)	(7,053)	—	(94,401)
滙兌調整	Exchange adjustment	6,464	13,726	204	311	828	21,533
於結算日	**At balance sheet date**	264,878	624,973	7,497	17,583	76,348	991,279
於二零零五年一月一日	**At 1 January 2005**						
原值	Cost	340,286	959,661	19,125	33,758	25,992	1,378,822
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(83,290)	(387,475)	(11,262)	(16,831)	—	(498,858)
		256,996	572,186	7,863	16,927	25,992	879,964

16. 物業、機器及設備 *(續)*

16. Property, Plant and Equipment *(Continued)*

本集團

Group

		樓宇 Buildings 千美元 *US$'000*	機器及設備 Machinery and equipment 千美元 *US$'000*	電器及設備 Electrical appliances and equipment 千美元 *US$'000*	雜項設備 Miscellaneous equipment 千美元 *US$'000*	在建工程 Construction in progress 千美元 *US$'000*	合計 Total 千美元 *US$'000*
於二零零五年十二月三十一日	**At 31 December 2005**						
原值	Cost	365,720	1,094,841	19,859	39,821	76,348	1,596,589
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(100,842)	(469,868)	(12,362)	(22,238)	—	(605,310)
		264,878	624,973	7,497	17,583	76,348	991,279

於二零零五年十二月三十一日，本集團沒有（二零零四年：賬面淨值合共2,052,000美元）抵押物業、機器及設備，作為本集團借貸之抵押品。

Property, plant and equipment with an aggregate net book value at the balance sheet date of US$Nil (2004: US$2,052,000) were pledged to secure the Group's credit facilities.

16. 物業、機器及設備 *(續)* 16. Property, Plant and Equipment *(Continued)*

本公司 Company

		機器及設備 Machinery and equipment 千美元 *US$'000*	雜項設備 Miscellaneous equipment 千美元 *US$'000*	合計 Total 千美元 *US$'000*
賬面值對賬－截至二零零四年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2004**			
於年初	At beginning of year	991	27	1,018
添置	Additions	78	7	85
出售	Disposals	(174)	—	(174)
年內折舊	Depreciation	(142)	(6)	(148)
於結算日	At balance sheet date	753	28	781
賬面值對賬－截至二零零五年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2005**			
於年初	At beginning of year	753	28	781
添置	Additions	—	1	1
年內折舊	Depreciation	(124)	(5)	(129)
滙兑調整	Exchange adjustment	(25)	(1)	(26)
於結算日	**At balance sheet date**	604	23	627
於二零零五年一月一日	**At 1 January 2005**			
原值	Cost	994	47	1,041
累計折舊	Accumulated depreciation	(241)	(19)	(260)
		753	28	781
於二零零五年十二月三十一日	**At 31 December 2005**			
原值	Cost	961	47	1,008
累計折舊	Accumulated depreciation	(357)	(24)	(381)
		604	23	627

17.無形資產

17. Intangible Assets

		商標 Trademark 2005 千美元 US$'000
賬面值對賬－截至二零零五年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2005**	
於年初	At beginning of year	**—**
添置－透過重組交換(附註35)	Additions – exchange through reorganisation (note 35)	**17,657**
年內攤銷	Amortisation	**(2,354)**
於結算日	**At balance sheet date**	**15,303**
於二零零五年十二月三十一日	**At 31 December 2005**	
原值	Cost	**17,657**
累計攤銷	Accumulated amortisation	**(2,354)**
		15,303

無形資產代表透過重組合營企業權益換來之商標。此無形資產估計可使用七年半及按此使用期作攤銷。

Intangible assets represent trademarks exchanged through the reorganisation of a joint venture. The estimated useful life of these intangible assets is seven and a half years and these assets are therefore amortised over that period.

18. 附屬公司權益 18. Interests in Subsidiaries

		本公司 Company	
		2005	2004
		千美元	千美元
		US$'000	*US$'000*
非上市股份，按原值	Unlisted shares, at cost	**449,096**	445,448
減值虧損	Impairment loss	**(2,000)**	(2,000)
		447,096	443,448
應收附屬公司款項	Due from subsidiaries	**317,472**	438,215
應付附屬公司款項	Due to subsidiaries	**(63,951)**	(63,564)
		700,617	818,099

應收(應付)附屬公司款項均是無抵押，免息及沒有固定還款期，惟53,800,000美元(二零零四年：86,700,000美元)之應收附屬公司款項乃按年息3厘計息。應收(應付)款項之賬面值與其公允價值相若。

The amounts due from (to) subsidiaries are unsecured, interest-free and have no fixed repayment terms, except for amounts due from subsidiaries of US$53,800,000 (2004: US$86,700,000) which bear interest at 3% per annum. The carrying amounts of the amounts due approximate their fair values.

於結算日，董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要附屬公司已詳載於賬目附註42。此外，董事認為列出其他附屬公司之詳情將會使資料過於冗長。

Particulars of the Company's principal subsidiaries at the balance sheet date, which in the opinion of the directors principally affect the results for the year or form a substantial portion of the net assets, are set out in note 42 to the financial statements. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19. 聯營公司權益

19. Interests in Associates

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	US$'000	**US$'000**	US$'000
上市股份，按原值	Listed shares, at cost	**—**	—	**19,007**	15,969
非上市股份，按原值	Unlisted shares, at cost	**—**	—	**26,373**	26,373
應佔資產淨值	Share of net assets	**64,121**	55,638	**—**	—
		64,121	55,638	**45,380**	42,342
減值虧損	Impairment loss	**—**	—	**(2,486)**	(2,486)
		64,121	55,638	**42,894**	39,856
應收聯營公司款項	Due from associates	**32,689**	32,367	**19,981**	15,028
應付聯營公司款項	Due to associates	**(41,947)**	(34,851)	**—**	—
		54,863	53,154	**62,875**	54,884
於結算日上市股份之市值	Market value of listed shares at balance sheet date	**28,829**	34,962	**20,830**	24,077

應收(應付)聯營公司款項均是無抵押，免息及無固定還款期。應收(應付)款項賬面值與其公允價值相若。

The amounts due from (to) associates are unsecured, interest-free and have no fixed repayment terms. The carrying amounts of the amounts due approximates their fair values.

19. 聯營公司權益 *(續)*

19. Interests in Associates *(Continued)*

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要聯營公司如下：

Particulars of the Group's principal associates at the balance sheet date, which in the opinion of the directors principally affect the results for the year or formed a substantial portion of the net assets, are as follows:

名稱 **Name**	註冊成立／營業地點 **Place of incorporation/ operation**	發行股份／註冊資本類別 **Particulars of class of issued shares/ registered capital**	應佔股權比例 **Proportion of ownership interest** 直接 **Directly**	 間接 **Indirectly**	主要業務 **Principal activity**
味全食品工業股份有限公司（「味全」）	台灣	506,062,900普通股每股新台幣10元	14.44%	5.55%	製造及銷售食品及飲料
Wei Chuan Foods Corporation Limited ("Wei Chuan")*	Taiwan	506,062,900 ordinary shares of NT$10 each	14.44%	5.55%	Manufacture and sale of food and beverages
頂正（開曼島）控股有限公司	開曼群島／中國	34,000,000普通股每股1美元	40.80%	—	製造及銷售包裝材料
Tingzheng (Cayman Islands) Holding Corp.	Cayman Islands/ PRC	34,000,000 ordinary shares of US$1 each	40.80%	—	Manufacture and sale of packaging materials
頂好（開曼島）控股有限公司	開曼群島／中國	31,000,000普通股每股1美元	40.32%	—	製造及銷售糧油
Tinghao (Cayman Islands) Holding Corp.*	Cayman Islands/ PRC	31,000,000 ordinary shares of US$1 each	40.32%	—	Manufacture and sale of edible oil
可果美（杭州）食品有限公司	中國	1,740,000美元／6,000,000美元	—	29.00%	製造及銷售飲料
Kagome (Hangzhou) Foods Co., Ltd	PRC	US$1,740,000/ US$6,000,000	—	29.00%	Manufacture and sale of beverages

除味全於香港境外上市外，所有聯營公司皆為未上市之公司。

All the associates are unlisted corporate entity, except for Wei Chuan, which is a company listed outside Hong Kong.

* 該聯營公司並非由摩斯倫•馬賽會計師事務所審核。

* These associates are not audited by Moores Rowland Mazars.

19. 聯營公司權益 *(續)*

19. Interests in Associates *(Continued)*

聯營公司財務資料概要如下：

Summary of financial information of associates are as follows:

		2005 千美元 US$'000	2004 千美元 US$'000
非流動資產	Non-current assets	**319,021**	325,981
流動資產	Current assets	**208,777**	189,739
非流動負債	Non-current liabilities	**(75,449)**	(166,156)
流動負債	Current liabilities	**(234,955)**	(153,522)
收益	Revenue	**535,768**	465,987
本年度之溢利(虧損)	Profits (Losses) for the year	**21,898**	(16,742)

20. 合營企業權益

20. Interests in a Joint Venture

本集團於二零零四年以30,000千美元參投河北三太子實業集團有限公司(「三太子集團」)之50%股權。三太子集團主要在中國境內生產及銷售「一宛香」和「三太子」品牌之方便麵及調味品。餘下50%股權由一名與本公司無關連的第三者持有(「第三者」)。由於三太子集團於二零零四年收購後之業績並不重大，所以本集團沒有將該業績以權益法反映在賬目內。

In 2004, the Group participated to the extent of 50% equity interest in Third Prince (Santazi) Company Limited Hebei (the "Third Prince Group") at a consideration of US$30 million. The Third Prince Group is engaged in the manufacture and sales of instant noodles and seasoning flavours under the "Yi Wan Xiang" and the "Third Prince" brands in the PRC. The other 50% equity interest in the Third Prince Group was held by a third party unconnected with the Group (the "Third Party"). The Group had not equity accounted for the results of the Third Prince Group during 2004 in view of the immaterial amount of post-acquisition results involved.

三太子集團之資產及業務均按本集團與第三者訂立的重組協議進行重組。重組後，本集團持有三太子集團20%股權，餘下30%三太子集團股權以交換型式換為河北一宛香食品有限公司(「河北一宛香」)100%股權。河北一宛香主要在中國境內生產及銷售方便麵及持有所有「一宛香」的商標(「商標」)及與該商標有關的全部產品的配方、工藝流程、相關的一切智識產權及相關的生產設備(附註35)。

Under the reorganisation agreement made between the Group and the Third Party, the assets and businesses of the Third Prince Group were reorganised. After the reorganisation, the Group holds 20% equity interest in the Third Prince Group and the remaining 30% equity interest in the Third Prince Group was exchanged for a 100% equity interest in Hebei Yi Wan Xiang Foods Co., Ltd ("Hebei Yi Wan Xiang"). Hebei Yi Wan Xiang is engaged in the manufacture and sale of instant noodles and holds all the "Yi Wan Xiang" trademarks ("Trademarks"), the formulae, know-how and all related intellectual property rights in respect of the instant noodles that bear the Trademarks, and the related production facilities (Note 35).

20. 合營企業權益 *(續)* / 20. Interests in a Joint Venture *(Continued)*

根據重組協議，直至三太子集團獲得批准成為上市公司前，本集團自願放棄在三太子集團中享有的利潤分配權。因本集團未能參與三太子集團之財務及業務決策，因此該所佔20%三太子集團權益分類為可供出售金融資產。

Pursuant to the reorganisation agreement, the Group waives its right to share in the results of the Third Prince Group up until the Third Prince Group becomes listed. As the Group does not have the power to participate in the financing and operating policy decisions of the Third Prince Group, the 20% equity interest in the Third Prince Group is classified as available-for-sale financial asset.

21. 土地租約溢價 / 21. Premium for Land Lease

		2005 **千美元** ***US$'000***	2004 *千美元* *US$'000* *(重列)* *(restated)*
於年初	At beginning of year		
如先前呈報	As previously reported	**—**	—
採納香港會計準則第17號之影響（附註16）	Effect of adopting HKAS17 (note 16)	**52,581**	54,055
重列	As restated	**52,581**	54,055
添置	Additions	**3,816**	622
出售	Disposals	**(629)**	(755)
年內攤銷	Amortisation	**(1,382)**	(1,341)
滙兌差額	Exchange adjustment	**1,388**	—
		55,774	52,581
土地租約溢價即期部份	Portion classified as current assets	**(1,328)**	(1,232)
非即期部份	Non-current portion	**54,446**	51,349

土地租約溢價指位於中國境內之中期租賃土地成本。該成本按租賃期攤銷。於結算日後12個月內應攤銷金額為1,328,000美元（二零零四年：1,232,000美元）已計入預付款項及其它應收款項。

Premium for land lease represents cost paid for medium term leasehold land in the PRC. The cost is amortised over the lease period. The amount to be amortised within the next twelve months after the balance sheet date of US$1,328,000 (2004: US$1,232,000) is included in prepayments and other receivables.

22. 可供出售金融資產／其他非流動投資

22. Available-for-Sale Financial Assets / Other Non-Current Financial Assets

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	US$'000	**US$'000**	US$'000
非上市證券投資	Equity investments, unlisted	**10,047**	3,109	**2,455**	2,505

非上市證券投資在活躍市場並無市場報價，故按成本扣除累計減值虧損列賬。由於其合理公允價值估計範圍較大，及各種估計的概率未能合理確定，以至無法合理釐定其公允價值。

The unlisted equity investments are not stated at fair value but at cost less any accumulated impairment losses because they do not have a quoted market price in an active market. The fair value cannot be measured reliably as the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed.

23. 按公允價值列賬及在損益賬處理的財務資產／流動投資

23. Financial Assets at Fair Value through Profit or Loss / Current Financial Assets

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	US$'000	**US$'000**	US$'000
持作買賣	Held for trading				
非上市證券投資	Equity investments, unlisted	**2,516**	16,411	**2,071**	5,108
於香港上市證券投資	Equity investments listed in Hong Kong	**117**	55	**117**	55
		2,633	16,466	**2,188**	5,163

24. 存貨

24. Inventories

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	**US$'000**	*US$'000*
原材料	Raw materials	**57,632**	64,798	**—**	87
在製品	Work in progress	**4,427**	4,549	**—**	4
製成品	Finished goods	**39,507**	27,243	**6**	26
		101,566	96,590	**6**	117

25. 應收賬款

25. Trade Receivables

本集團之銷售大部份為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款（扣除壞賬及呆賬減值虧損）之賬齡分析列示如下：

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of trade receivables (net of impairment losses for bad and doubtful debts) as of the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	**US$'000**	*US$'000*
0 - 90天	0 – 90 days	**74,018**	60,717	**—**	4
90天以上	Over 90 days	**10,555**	10,782	**—**	—
		84,573	71,499	**—**	4

26. 抵押銀行存款

26. Pledged Bank Deposits

年內4,041,000美元（二零零四年：1,394,000美元）銀行存款已予抵押，作為提供本集團於中國境內之附屬公司因貿易融資的銀行授信之抵押品。

Bank deposits of US$4,041,000 (2004: US$1,394,000) have been pledged as security for general banking facilities in respect of trade finance granted to the subsidiaries in the PRC.

27. 現金及等同現金項目

27. Cash and Cash Equivalents

		本集團 Group 2005 千美元 US$'000	本集團 Group 2004 千美元 US$'000
銀行結餘及現金	Bank balances and cash	**152,316**	126,152
抵押銀行存款	Pledged bank deposits	**4,041**	1,394
		156,357	127,546

下表為列於現金及等同現金項目內以公司非功能貨幣換算之數額：

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entities to which they relate:

		本集團 Group 2005 千 '000	本集團 Group 2004 千 '000
美元	United States Dollars	**US$23,691**	US$48,598
新台幣	Taiwan Dollars	**NT$24,388**	NT$58,954

28.應付賬款 28. Trade Payables

應付賬款之賬齡分析列示如下：

The ageing analysis of trade payables as at the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
0 - 90天	0 – 90 days	**188,994**	173,107	**1,787**	4,318
90天以上	Over 90 days	**17,013**	15,291	**20**	463
		206,007	188,398	**1,807**	4,781

下表為列於應付賬款內以公司非功能貨幣換算之數額：

Included in trade payables are the following amounts denominated in a currency other than the functional currency of the entities to which they relate:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千	千	**千**	千
		'000	*'000*	***'000***	*'000*
美元	United States Dollars	**US$18,644**	US$40,162	**—**	—
新台幣	Taiwan Dollars	**NT$171,598**	NT$303,809	**NT$58,131**	NT$146,135

29.有息借貸 29. Interest-Bearing Borrowings

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
須於五年內悉數償還之銀行貸款：	Bank loans wholly repayable within five years:				
有抵押	Secured	**—**	1,208	**—**	—
無抵押	Unsecured	**152,528**	108,979	**21,000**	1,000
可換股債券	Convertible bonds	**—**	90,000	**—**	90,000
		152,528	200,187	**21,000**	91,000
有息借貸之即期部份	Portion classified as current liabilities	**(119,648)**	(186,606)	**(11,000)**	(90,000)
非即期部份	Non-current portion	**32,880**	13,581	**10,000**	1,000

有息借貸之到期日如下：

The maturity profile of the interest-bearing borrowings is as follows:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
銀行貸款：	Bank loans:				
一年內	Within one year	**119,648**	96,606	**11,000**	—
第二年	In the second year	**29,560**	13,581	**10,000**	—
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**3,320**	—	**—**	1,000
		152,528	110,187	**21,000**	1,000
其他貸款：	Other loans:				
一年內	Within one year	**—**	90,000	**—**	90,000
		152,528	200,187	**21,000**	91,000

29. 有息借貸 *(續)* 29. Interest-Bearing Borrowings *(Continued)*

於結算日之實際利率列示如下：

The effective interest rates at the balance sheet date are as follows:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		%	%	**%**	%
銀行貸款	Bank loans	**4.10%**	4.16%	**4.02%**	4.66%
其他貸款	Other loans	**7.44%**	7.23%	**7.44%**	7.23%

按類別及貨幣劃分之合計貸款賬面值之分析列示如下：

An analysis of the carrying amounts of the total borrowings by type and currency is as follows:

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	*千美元*	***千美元***	*千美元*
		US$'000	*US$'000*	***US$'000***	*US$'000*
人民幣	RMB				
固定利率	At fixed rates	**29,751**	62,063	**—**	—
日元	JPY				
浮動利率	At floating rates	**176**	—	**—**	—
歐元	EURO				
固定利率	At fixed rates	**7,478**	—	**—**	—
浮動利率	At floating rates	**—**	50	**—**	—
		7,478	50	**—**	—
美元	US$				
固定利率	At fixed rates	**4,220**	90,375	**—**	90,000
浮動利率	At floating rates	**110,903**	47,699	**21,000**	1,000
		115,123	138,074	**21,000**	91,000
		152,528	200,187	**21,000**	91,000

29.有息借貸(續)

可換股債券

本公司於二零零二年六月按面值發行合共90,000千美元(於二零零五年六月到期)之可換股債券。債券按年息3.5%計算利息，每半年於每年六月四日及十二月四日期末支付利息。債券於盧森堡證券交易所上市。債券附有權利，可按換股價每股2.5875港元(可予調整)由二零零二年七月十四日起至二零零五年五月二十一日止(包括該日在內)隨時兑換為本公司之繳足股份。贖回溢價已包含於其他應付款項中，並以恆定基準在債券期內反映於收益表中。

負債及股本對換兩個部份之公允價值均於首次發行時決定。於有息貸款內負債部份的公允價值是以市場內同類型之不可換股債券利率計算。餘下之股本轉換金額並不重大。

本公司已於二零零五年六月四日償還90,000千美元本金及合共9,932千美元之贖回溢價。

29. Interest-Bearing Borrowings *(Continued)*

Convertible bonds

In June 2002, the Company issued at par US$90 million of convertible bonds, which are due for redemption in June 2005. The bonds bear interest at 3.5% per annum payable semi-annually in arrears on 4 June and 4 December each year. The bonds are listed on the Luxembourg Stock Exchange. The bonds carry a right to convert into fully paid shares of the Company at a conversion price of HK$2.5875 per share (subject to adjustment) at any time from and including 14 July 2002 up to and including 21 May 2005. Provision for the premium on redemption has been made in the financial statements and included in other payables so as to provide a constant periodic rate of charge to the income statement over the term of the bonds.

The fair value of the liability component and the equity conversion component were determined at issuance of the bonds. The fair value of the liability component, included in interest-bearing borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component was determined to be immaterial.

On 4 June 2005, the Company repaid the principal amount of US$90 million with a redemption premium of US$9.932 million.

30. 員工福利責任

30. Employee Benefit Obligations

退休計劃

Pension schemes

本集團為所有中國僱員參加由中國各地方政府組織的界定供款計劃。據此本集團需每月向此等計劃按僱員薪資額之指定百分比作出供款。本集團除支付上述每月的供款外，不必負責支付員工退休時及其後之福利。

The Group has participated in defined contribution plans organised by the relevant local government authorities in the PRC for all PRC employees whereby the Group is required to make monthly contributions to these plans at certain percentage of the relevant portion of the payroll of these employees to the pension scheme to fund the benefits. The Group has no obligation for the payment of retirement and other post-retirement benefits for the PRC employees other than the monthly contributions described above.

本集團亦為所有台灣僱員提供界定福利計劃。此退休金責任之計算是以僱員服務年期及最後六個月的平均薪資為基礎。此計劃的供款金額是根據獨立精算師美商惠悅企業管理顧問股份有限公司台灣分公司(「惠悅」)之建議而釐訂。最新之精算評估是由惠悅於二零零五年十二月三十一日以預計單位給付成本法進行。

The Group has defined benefit plans for all Taiwan employees. Pension obligation is provided based on the length of service and average monthly salary for the final six months of employment. The contributions were calculated based on advice from Messrs. Watson Wyatt, Taiwan Branch ("Watson Wyatt"), independent actuaries and consultants. The latest actuarial valuation was performed by Watson Wyatt as at 31 December 2005 using the projected unit credit method.

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
非供款責任現值	Present value of unfunded obligations	**5,793**	4,887	**5,206**	4,887

30. 員工福利責任 (續) 30. Employee Benefit Obligations (Continued)

退休計劃 (續) Pension schemes (Continued)

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
認列於資產負債表中界定福利責任的變動：	Movement in the defined benefit obligations recognised in the balance sheets:				
於年初	At beginning of year	**4,887**	3,808	**4,887**	3,808
本年淨開支	Net expense for the year	**906**	1,149	**319**	1,149
付予計劃的供款	Contributions paid	**—**	(70)	**—**	(70)
於結算日	**At balance sheet date**	**5,793**	4,887	**5,206**	4,887

		本集團 Group	
		2005	2004
		千美元	千美元
		US$'000	*US$'000*
於合併收益表中的已確認開支總額：	Total amount of expense recognised in the consolidated income statement:		
現時服務成本	Current service cost	**690**	1,009
利息成本	Interest cost	**186**	138
淨精算損失確認	Net actuarial losses recognised	**30**	2
淨開支已包括於本年度行政費用	Net expense included in administrative expenses for the year	**906**	1,149

入賬的主要考慮因素為： The principal assumptions used for accounting purposes were:

		本集團及本公司 Group and Company	
		2005	2004
		%	%
折現率	Discount rate	**3.00**	3.25
預期薪酬升幅	Expected rate of salary increases	**3.00**	3.00

31. 遞延稅項 31. Deferred Taxation

		本集團 Group	
		2005	2004
		千美元	*千美元*
		US$'000	*US$'000*
於年初	At beginning of year	**21**	(4)
(扣除)計入收益表內	Income statement (charge) credit	**(1,458)**	25
於結算日	**At the balance sheet date**	**(1,437)**	21

遞延稅項資產(負債)之確認　Recognised deferred tax assets (liabilities)

		2005		2004	
		資產	**負債**	資產	負債
		Assets	**Liabilities**	Assets	Liabilities
		千美元	***千美元***	*千美元*	*千美元*
		US$'000	***US$'000***	*US$'000*	*US$'000*
加速稅務折舊	Accelerated depreciation allowance	**—**	**(11,521)**	—	(9,420)
減速稅務折舊	Decelerated depreciation allowance	**2,845**	**—**	3,128	—
減值虧損	Impairment losses	**2,768**	**—**	2,594	—
準備	Provisions	**1,412**	**—**	1,255	—
稅務虧損	Tax losses	**—**	**—**	1,356	—
其他	Others	**3,924**	**(865)**	4,028	(2,920)
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**10,949**	**(12,386)**	12,361	(12,340)
遞延稅項資產(負債)沖減	Offset deferred tax assets and liabilities	**(5,570)**	**5,570**	(6,164)	6,164
淨稅項資產(負債)	**Net tax assets (liabilities)**	**5,379**	**(6,816)**	6,197	(6,176)

本集團並未確認遞延稅項資產源於稅務虧損75,063,000美元(二零零四年：65,755,000美元)。根據現有稅務條例，如往後無足夠收益作為抵扣，以上稅務虧損將從產生日起之未來五年陸續過期。

The Group has not recognised deferred tax assets in respect of tax losses of US$75,063,000 (2004: US$65,755,000). The tax losses will expire if they are not utilised to set off against the income within five years from the year in which they arose under the current tax legislation.

32. 發行股本

32. Issued Capital

		2005		2004	
		股份數目	千美元	股份數目	千美元
		No. of shares	**US$'000**	No. of shares	US$'000
法定：	Authorised:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**7,000,000,000**	**35,000**	7,000,000,000	35,000
已發行及繳足：	Issued and fully paid:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**5,588,705,360**	**27,943**	5,588,705,360	27,943

33. 股本及儲備

33. Capital and Reserves

(a) 本集團

(a) Group

		本公司股東應佔儲備 Reserves attributable to equity holders of the Company										
		發行股本 Issued capital 千美元 US$'000	股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	一般儲備 General reserve 千美元 US$'000	資本儲備 Capital reserve 千美元 US$'000	物業重估儲備 Property revaluation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總額 Total 千美元 US$'000	少數股東權益 Minority interests 千美元 US$'000	股本及儲備 Capital and reserves 千美元 US$'000
於二零零四年一月一日	**At 1 January 2004**	27,943	36	332,478	760	66,960	308	–	143,002	543,544	6,634	578,121
滙兑差額	Exchange translation difference	–	–	–	144	–	–	–	–	144	–	144
轉撥往一般儲備	Transfer to general reserve	–	–	–	–	6,719	–	–	(6,719)	–	–	–
應佔聯營公司之儲備變動	Share of reserve movement of an associate	–	–	–	–	–	–	3,535	–	3,535	–	3,535
出售附屬公司部分權益	Disposal of partial interests in subsidiaries	–	–	–	–	–	–	–	–	–	79,498	79,498
二零零四年溢利	Profit for 2004	–	–	–	–	–	–	–	286,429	286,429	1,384	287,813
已付二零零三年末期股息	2003 final dividend paid	–	–	–	–	–	–	–	(63,152)	(63,152)	(553)	(63,705)
於二零零四年十二月三十一日	At 31 December 2004	27,943	36	332,478	904	73,679	308	3,535	359,560	770,500	86,963	885,406
說明：	**Representing:**											
二零零四年擬派末期股息	2004 final dividend proposed									63,712		
儲備	Other reserves									706,788		
										770,500		
於二零零五年一月一日	**At 1 January 2005**	27,943	36	332,478	904	73,679	308	3,535	359,560	770,500	86,963	885,406
滙兑差額	Exchange translation difference	–	–	–	13,722	–	–	–	–	13,722	3,395	17,117
轉撥往一般儲備	Transfer to general reserve	–	–	–	–	13,914	–	–	(13,914)	–	–	–
轉撥往保留溢利	Transfer to retained profits	–	–	–	–	–	–	(3,535)	3,535	–	–	–
消除負商譽因採用香港財務報告準則第3號	Derecognition of negative goodwill upon adoption of HKFRS 3	–	–	–	–	–	(308)	–	308	–	–	–
少數股東出資額	Contributions from minority shareholders	–	–	–	–	–	–	–	–	–	5,750	5,750
二零零五年溢利	Profit for 2005	–	–	–	–	–	–	–	123,529	123,529	46,979	170,508
已付二零零四年末期股息	2004 final dividend paid	–	–	–	–	–	–	–	(63,712)	(63,712)	(4,696)	(68,408)
於二零零五年十二月三十一日	**At 31 December 2005**	**27,943**	**36**	**332,478**	**14,626**	**87,593**	**–**	**–**	**409,306**	**844,039**	**138,391**	**1,010,373**
說明：	**Representing:**											
二零零五年擬派特別股息	2005 special dividend proposed									59,799		
二零零五年擬派末期股息	2005 final dividend proposed									69,859		
儲備	Other reserves									714,381		
										844,039		

33. 股本及儲備 *(續)*

本集團之保留溢利包括本集團聯營公司之累積溢利3,692,000美元（二零零四年：累積虧損1,344,000美元）。

(b) 本公司

33. Capital and Reserves *(Continued)*

The retained profits of the Group include profits of US$3,692,000 (2004: losses of US$1,344,000) accumulated by associates of the Group.

(b) Company

			儲備 Reserves					
		發行股本 Issued capital 千美元 US$'000	股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總計 Total 千美元 US$'000	股本及儲備 Capital and reserves 千美元 US$'000
於二零零四年一月一日	At 1 January 2004	27,943	36	332,478	(197)	170,231	502,548	530,491
滙兌差額	Exchange translation difference	—	—	—	(1,557)	—	(1,557)	(1,557)
二零零四年溢利	Profit for 2004	—	—	—	—	311,691	311,691	311,691
已付二零零三年末期股息	2003 final dividend paid	—	—	—	—	(63,152)	(63,152)	(63,152)
於二零零四年十二月三十一日	At 31 December 2004	27,943	36	332,478	(1,754)	418,770	749,530	777,473
說明：	**Representing:**							
二零零四年擬派末期股息	2004 final dividend proposed						63,712	
儲備	Reserves						685,818	
							749,530	
於二零零五年一月一日	At 1 January 2005	27,943	36	332,478	(1,754)	418,770	749,530	777,473
滙兌差額	Exchange translation difference	—	—	—	983	—	983	983
二零零五年溢利	Profit for 2005	—	—	—	—	26,139	26,139	26,139
已付二零零四年末期股息	2004 final dividend paid	—	—	—	—	(63,712)	(63,712)	(63,712)
於二零零五年十二月三十一日	**At 31 December 2005**	**27,943**	**36**	**332,478**	**(771)**	**381,197**	**712,940**	**740,883**
說明：	**Representing:**							
二零零五年擬派特別股息	2005 special dividend proposed						59,799	
二零零五年擬派末期股息	2005 final dividend proposed						69,859	
儲備	Reserves						583,282	
							712,940	

33. 股本及儲備 *(續)*

附註：

股份贖回儲備

股份贖回儲備乃根據開曼群島之公司法有關回購及註銷本公司股份之條款而設立。

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

在符合公司章程規定之情況下，本公司之股份溢價可被分派予股東，惟本公司於分派後須仍有能力償還在日常業務中到期繳付之債務。據此，本公司於二零零五年十二月三十一日之可供分派儲備為712,904,000美元*(二零零四年：749,494,000美元)*。

外滙換算儲備

外幣換算儲備之設立及處理乃根據本公司有關外幣換算之會計政策。

一般儲備

根據中國有關規例，中國附屬公司須將一筆不少於其除稅後溢利(按照中國會計規例編製有關中國附屬公司之法定賬目內呈列)10%之款項轉撥往一般儲備。倘一般儲備之總額達有關中國附屬公司註冊股本之50%時，該公司可毋須再作任何轉撥。

33. Capital and Reserves *(Continued)*

Note:

Capital redemption reserve

Capital redemption reserve has been set up in accordance with the provisions of the Companies Law of the Cayman Islands on repurchases and cancellations of the Company's own shares.

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Share premium of the Company is distributable to shareholders subject to the provisions of the Company's Memorandum and Articles of Association and provided that immediately following the distribution the Company is able to pay its debts as they fall due in the ordinary course of business. Accordingly, the Company's distributable reserves as at 31 December 2005 amounted to US$712,904,000 (2004: US$749,494,000).

Exchange translation reserve

The exchange translation reserve have been set up and are dealt with in accordance with the accounting policies adopted for foreign currency translation.

General reserve

In accordance with the relevant PRC regulations, the PRC subsidiaries are required to appropriate to the general reserve an amount not less than 10% of the amount of profit after taxation (as reported in the respective statutory financial statements of the PRC subsidiaries prepared in accordance with PRC accounting regulations). If the accumulated total of the general reserve reaches 50% of the registered capital of the respective PRC subsidiaries, the enterprise may not be required to make any further appropriation.

34. 經營業務所得現金

34. Cash Generated from Operations

		2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
除税前溢利	Profit before taxation	**187,927**	296,389
利息費用	Interest expenses	**8,597**	14,878
利息收入	Interest income	**(3,274)**	(1,908)
折舊	Depreciation	**94,401**	88,245
土地租約溢價之攤銷	Amortisation on premium for land lease	**1,382**	1,341
無形資產之攤銷	Amortisation on intangible assets	**2,354**	—
出售物業、機器及設備之虧損	Loss on disposal of property, plant and equipment	**1,826**	4,831
出售土地租約溢價之虧損	Loss on disposal of premium for land lease	**78**	60
物業、機器及設備減值虧損	Impairment loss of property, plant and equipment	**1,400**	10,000
出售附屬公司部份權益之收益	Gain on disposal of partial interests in subsidiaries	**—**	(272,955)
應佔聯營公司(溢利)虧損	Share of (profits) losses of associates	**(7,508)**	698
出售聯營公司部份權益之收益	Gain on disposal of partial interests in an associate	**(235)**	(2,529)
視作出售聯營公司之收益	Gain on deemed disposal of an associate	**—**	(2,419)
滙率變動之影響	Effect on exchange rate changes	**676**	—
聯營公司淨墊付之減少(增加)	Net advances from (to) associates	**6,774**	(13,657)
持有按公允價值列賬及在損益賬處理的財務資產／流動投資之已變現及未變現(虧損)收益	Realised and unrealised (loss) gain on financial assets at fair value through profit or loss/current financial assets	**(62)**	26
存貨之(增加)減少	(Increase) Decrease in inventories	**(2,463)**	3,101
應收帳款之增加	Increase in trade receivables	**(11,213)**	(9,384)
預付款項及其他應收款項之(增加)減少	(Increase) Decrease in prepayments and other receivables	**(4,407)**	9,163
應付帳款之增加	Increase in trade payables	**10,009**	20,258
其他應付款項之增加(減少)	Increase (Decrease) in other payables	**39,238**	(13,605)
客戶預付款項之增加(減少)	Increase (Decrease) in advance payments from customers	**9,240**	(2,303)
其他非流動應付款項之(減少)增加	(Decrease) Increase in other non-current payables	**(2,745)**	6,195
員工福利責任之增加	Increase in employee benefit obligations	**906**	1,079
經營業務所得現金	**Cash generated from operations**	**332,901**	137,504

35. 非現金交易

35. Non-cash Transaction

如附註20所述，本集團根據重組協議以資產交換方式換來河北一宛香100%股權。

Pursuant to the reorganisation as mentioned in note 20, the Group obtained through exchange of assets, a 100% equity interest in Hebei Yi Wan Xiang.

於交換日，被交換之附屬公司之可識別資產及負債公允價值列示如下：

The fair value of the identifiable assets and liabilities of the subsidiary as at the date of exchange are as follows:

		公允價值 **Fair value** 千美元 ***US$'000***
物業、機器及設備	Property, plant and equipment	**5,586**
商標	Trademarks	**17,657**
		23,243
重組資產交換（附註20）	Satisfied by exchange of assets pursuant to reorganisation (*note 20*)	**(23,243)**
代價總額	Total consideration	**—**

自重組資產交換日，交換來之附屬公司沒有對本集團貢獻重大之收益及溢利。

Since exchange through the reorganisation, the exchanged subsidiary made no significant contribution to revenue and results of the Group.

36. 與有關連人士之交易

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

36. Related Party Transactions

In addition to the transactions and balances disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		2005 千美元 US$'000	2004 千美元 US$'000 (重列) (restated)
向下列人物支付薪金及其他短期僱員福利：	**Salaries and other short-term employee benefits paid to:**		
主要管理人員，包括如附註11所披露之董事酬金	Key management personnel, including amounts paid to the Company's directors as disclosed in note 11	**2,200**	1,502
向下列公司出售貨品：	**Sales of goods to:**		
聯營公司	Associates	**27,552**	30,532
本公司若干主要股東所控制之公司	Companies under common control by a substantial shareholder of the Company	**9,911**	11,841
向下列公司購買貨品：	**Purchases of goods from:**		
聯營公司	Associates	**168,939**	126,676
本公司若干主要股東所控制之公司	Company under common control by a substantial shareholder of the Company	**15,341**	14,073
向下列公司收取加工費用：	**Processing charges by:**		
聯營公司	An associate	**1,396**	1,739
向本集團提供銀行信貸之擔保：	**Guarantees provided for securing banking facilities by:**		
聯營公司	An associate	**8,058**	—
本公司若干少數股東之控股公司	Holding companies of a minority shareholder of subsidiaries of the Company	**54,995**	7,499

37. 金融風險管理目標及政策

本集團經營活動面臨各種金融風險包括市場風險(如外滙風險、價格風險和利率風險),信貸風險和流動資金風險。為降低本集團金融風險,本集團採用一系列保守的風險管理對策及並未持有或發行金融工具作交易用途。

(i) 外匯風險

本集團主要面對歐元及美元之外匯風險,大致上由購買海外供應商之機械及設備或其他有關產品及服務產生。本集團在適當時採用遠期外匯合約以降低外匯風險。

(ii) 價格風險

本集團持有之買賣投資及可供出售金融資產分別以公允價值及原值扣除減值虧損計量。故本集團面臨股本價格風險。管理層持續監察市場狀況及被投資公司的變動財務狀況以管理此風險。

37. Financial Risk Management Objectives and Policies

The Group's activities expose it to a variety of financial risks including market risk (foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. In order to minimise the Group's financial risk exposure, the Group introduces conservative strategies on its risks management and does not hold nor has issued financial instruments for trading purposes.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk primarily with respect to the Euros and US$, mainly arising from purchases of production plant and equipment or other related goods and services from overseas suppliers. The Group enters into foreign exchange forward contracts to reduce foreign exchange risk, if appropriate.

(ii) Price risk

The Group's held for trading investments are measured at fair value and the available-for-sale financial assets are measured at cost less impairment losses. Therefore, the Group is exposed to equity price risk. The management manages this exposure by on-going monitoring of changes in the market condition and financial condition of the investee componies.

37. 金融風險管理目標及政策 *(續)*

(iii) 利率風險

本集團面對之現金流量利率風險主要來自浮動利率貸款。本集團並無對沖現金流量利率風險。

(iv) 信貸風險

本集團之信貸風險主要來自應收賬款及其他應收款項。本集團管理層設立信貸政策持續監察其信貸風險。所有要求超過指定信貸額的客戶需進行信貸評估。於結算日，本集團並無重大的集中信貸風險，其最大之信貸風險主要來自資產負債表內各金融資產之賬面值。

(v) 流動資金風險

本集團定期監察現在及預期之流動資金需求，尤其在資本開支方面，以確保有足夠現金儲備及主要金融機構之承諾信貸。

37. Financial Risk Management Objectives and Policies *(Continued)*

(iii) Interest rate risk

The Group's exposure to cash flow interest rate risk is mainly attributable to its borrowings issued at variable rate. The Group had not hedge its exposure to cash flow interest rate risk.

(iv) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an on-going basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date, the Group had no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(v) Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements, in particular relating to capital expenditure, to ensure that it maintains sufficient reserves of cash and adequate committed credit facilities from major financial institutions.

38. 承擔 38. Commitments

(a) 資本承擔 (a) Capital commitments

		本集團 Group		本公司 Company	
		2005	2004	**2005**	2004
		千美元	千美元	**千美元**	千美元
		US$'000	US$'000	**US$'000**	US$'000
已訂約但未撥備	Contracted but not provided for	**117,832**	61,373	**2,409**	6,060

(b) 營運租約承擔 (b) Commitments under operating leases

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

		2005	2004
		千美元	*千美元*
		US$'000	*US$'000*
一年內	Within one year	**5,362**	3,551
於第二年至第五年屆滿（包括首尾兩年）	In the second to fifth years inclusive	**9,682**	5,164
五年以上	Over five years	**15,178**	14,398
		30,222	23,113

38. 承擔 (續)

上述經營租約包括向本集團的聯營公司租賃若干物業，為期二十五年。上述租賃承擔，只包括對未來基本租金的有關承擔，並不包括參考某些消費指數而定之應付額外租金(如有)的承擔。藏於租賃合同的租金調整附帶內的衍生工具不分開處理，因此合同評定與主合約有密切關係。

38. Commitments *(Continued)*

The above operating leases include a lease from the Group's associate of certain property for a period of 25 years. The lease commitments above include only the related commitments for future basic rentals and do not include commitments for additional rental payable, if any, by reference to certain consumer index. The contingent rental adjustment represents embedded derivatives in the lease contracts, which have not been separately accounted for as they are considered as closely related to the host lease contracts.

39. 或然負債

39. Contingent Liabilities

		本公司 Company	
		2005 ***千美元*** ***US$'000***	2004 *千美元* *US$'000*
為附屬公司及聯營公司之信貸提供擔保	Guarantees for credit facilities on behalf of subsidiaries and an associate	**233,283**	53,701

40. 結算日後事項

於二零零五年十二月二十日，本集團與銀行簽訂浮動利率銀行貸款協議書，貸款額為50,000,000美元，於二零零六年一月六日全數提取及二零零八年十二月到期。另外，於二零零五年十二月二十日，本集團訂立利息掉期合約藉以減低利息風險。

40. Post Balance Sheet Events

On 20 December 2005, the Group reached an agreement with bankers to arrange a floating interest rate loan of US$50,000,000. The loan was fully drawn on 6 January 2006 and is repayable by December 2008. On 20 December 2005, the Group entered an interest rate swap contract to minimise the interest rate risk.

41. 比較數字

由於本年度採納新香港財務報告準則，賬目若干項目及結餘之會計處理以及呈報方式已經加以修訂，以符合新規定。因此，已就往年作出若干調整，且若干比較數字已重新分類。詳情於附註5披露。

41. Comparative Figures

As further explained in note 5 to the financial statements, due to the adoption of HKFRS during the year, the accounting treatment and the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior period adjustments and opening balance adjustments have been made and related comparative amounts have been restated.

42. 主要附屬公司

主要附屬公司表列如下：

42. Principal Subsidiaries

Details of the principal subsidiaries are as follows:

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
天津頂益國際食品有限公司 Tianjin Tingyi International Food Co., Ltd.	中國 PRC	US$66,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
廣州頂益食品有限公司 Guangzhou Tingyi Food Co., Ltd.	中國 PRC	US$31,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
杭州頂益食品有限公司 Hangzhou Tingyi Food Co., Ltd.	中國 PRC	US$39,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(杭州)方便食品有限公司 Master Kong (Hangzhou) Convenient Food Co., Ltd.	中國 PRC	US$20,000,000/ US$12,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
重慶頂益食品有限公司 Chongqing Tingyi Food Co., Ltd.	中國 PRC	US$22,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

42. 主要附屬公司 *(續)*

42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
瀋陽頂益食品有限公司 Shenyang Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
武漢頂益食品有限公司 Wuhan Tingyi Food Co., Ltd	中國 PRC	US$17,800,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
西安頂益食品有限公司 Xian Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
青島頂益食品有限公司 Qingdao Tingyi Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
哈爾濱頂益食品有限公司 Harbin Tingyi Food Co., Ltd.	中國 PRC	US$11,200,000/ US$6,780,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
福建頂益食品有限公司 Fujian Tingyi Food Co., Ltd.	中國 PRC	US$4,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
新疆頂益食品有限公司*	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
台灣康師傅食品股份有限公司	台灣 Taiwan	50,000,000普通股每股NT$10 50,000,000 ordinary shares of NT$10 each/ NT$500,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles

42. 主要附屬公司 *(續)*

42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
河北一宛香食品有限公司	中國 PRC	RMB187,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
昆明頂益食品有限公司 Master Kong (Kunming) Convenient Food Co., Ltd*	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
天津頂育國際食品有限公司 Tianjin Tingyu International Food Co., Ltd.	中國 PRC	US$6,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(瀋陽)方便食品有限公司*	中國 PRC	US$6,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
福滿多投資有限公司	PRC 中國	US$30,000,000/ US$12,257,919	—	100%	投資控股 Investment holding
淮安福滿多食品有限公司 Huai An Fumanduo Co., Ltd*	PRC 中國	US$5,000,000/ US$1,812,500	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
眉山福滿多食品有限公司 Meishan Fumanduo Food Co., Ltd.	PRC 中國	US$5,000,000/ US$1,812,500	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
長沙福滿多食品有限公司*	PRC 中國	US$5,000,000/ US$1,812,500	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
鄭州福滿多食品有限公司*	PRC 中國	US$5,000,000/ US$1,812,500	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles

42. 主要附屬公司 *(續)*

42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
蘭州福滿多食品有限公司*	PRC 中國	US$5,000,000/ US$1,812,500	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
康師傅方便食品(BVI)有限公司 Master Kong Instant Foods (BVI) Co., Ltd.	英屬處女群島 British Virgin Islands	50,000普通股 每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding
康師傅糕餅(BVI)有限公司 Master Kong Bakery (BVI) Co., Ltd.	英屬處女群島 British Virgin Islands	50,000普通股 每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding
天津龜田食品有限公司 Tianjin Kameda Food Co., Ltd.	中國 PRC	US$6,000,000	—	50%	製造及銷售米餅產品 Manufacture and sale of rice crackers
天津頂園食品有限公司 Tianjin Tingyuan Food Co., Ltd.	中國 PRC	US$37,000,000/ US$34,590,572	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
廣州頂園食品有限公司 Guangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$22,000,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州頂園食品有限公司 Hangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$17,000,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products

42.主要附屬公司 *(續)* 42. Principal Subsidiaries *(Continued)*

Name	**註冊成立／營業地點 Place of incorporation/ operation**	**註冊資本／已發行股本 Registered capital / issued share capital**	**應佔股權比例 Proportion of ownership interest 直接 Directly**	**間接 Indirectly**	**主要業務 Principal activity**
杭州珍寶珠食品有限公司 Hangzhou Zhenbaozhu Food & Package Co., Ltd.	中國 PRC	US$1,400,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of candies
康師傅食品(BVI)有限公司 Master Kong Beverages (BVI) Co., Ltd	英屬處女群島 British Virgin Islands	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$1	100%	—	投資控股 Investment holding
康師傅食品控股有限公司 Tingyi-Asahi-Itochu Beverages Holding Co. Ltd.	開曼群島 Cayman Islands	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$10,001	—	50.01%	投資控股 Investment holding
天津頂津食品有限公司 Tianjin Tingjin Food Co., Ltd.*	中國 PRC	US$28,340,000/ US$22,340,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
廣州頂津食品有艮限公司 Guangzhou Tingjin Food Co., Ltd.	中國 PRC	US$15,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
康師傅(廣州)飲品有限公司 Master Kong (Guangzhou) Beverage Co., Ltd.*	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
杭州頂津食品有限公司 Hangzhou Tingjin Food Co., Ltd.	中國 PRC	US$27,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

42. 主要附屬公司 *(續)* 42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
康師傅(杭州)飲品有限公司*	中國 PRC	US$17,000,000/ US$2,550,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
西安頂津食品有限公司	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
武漢頂津食品有限公司 Wuhan Tingjin Food Co., Ltd.*	中國 PRC	US$31,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
重慶頂津食品有限公司	中國 PRC	US$12,000,000/ US$10,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
瀋陽頂津食品有限公司 Shenyang Tingjin Food Co., Ltd.	中國 PRC	US$17,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
青島頂津食品有限公司 Qingdao Tingjin Food Co., Ltd	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
福建頂津食品有限公司 Fujian Tingjin Food Co., Ltd.	中國 PRC	US$12,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
哈爾濱頂津食品有限公司*	中國 PRC	US$12,000,000/ US$8,295,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
新疆頂津食品有限公司*	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

42. 主要附屬公司 *(續)* 42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
昆明頂津食品有限公司 Kunming Dingjin Food Co.,Ltd*	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
鄭州頂津食品有限公司 Zhengzhou Tingjin Food Co., Ltd*	中國 PRC	US$8,000,000/ US$1,201,726	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
蘭州頂津食品有限公司*	中國 PRC	US$10,000,000/ US$375,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
康師傅(瀋陽)飲品有限公司*	中國 PRC	US$12,000,000/ —	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
味全(安吉)乳品專業牧場有限公司	中國 PRC	US$2,100,000	100%	—	製造及銷售奶類飲品 Manufacture and sale of milk products
杭州味全食品有限公司 Hangzhou Wei-Quan Food Co., Ltd.	中國 PRC	US$12,600,000	100%	—	製造及銷售飲品 Manufacture and sale of beverages
天津頂峰澱粉開發有限公司 Tianjin Ting Fung Starch Development Co., Ltd.	中國 PRC	US$11,000,000	51%	—	製造及銷售改良馬鈴薯澱物及調味品 Manufacture and sale of modified potato starch and seasoning flavours
頂益(英屬處女島)國際有限公司 Tingyi (BVI) Int'l Co., Ltd.	英屬處女群島 British Virgin Islands	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/US$50,000	100%	—	本集團之採購代理 Purchasing and sales agent for the Group

42.主要附屬公司 *(續)*　　42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
康師傅(香港)貿易有限公司 Master Kong (HK) Trading Company Limited	香港 HK	HK$10,000/ HK$2	100%	—	本集團之產品代理及貿易 Agent and trading of products for the Group
興化頂芳脱水食品有限公司 Xing Hua Dingfang Dehydrate Foods Co., Ltd.	中國 PRC	US$8,600,000	100%	—	製造及銷售脱水蔬菜 Manufacture and sale of dehydrated vegetables
天津頂嘉機械有限公司 Tian Jin Ting Jia Machinery Co., Ltd.	中國 PRC	US$2,100,000	100%	—	保養及維修廠房及機械 Installation and maintenance of plant and machinery
天津頂育諮詢有限公司 Tianjin Tingyu Consulting Co., Ltd.	中國 PRC	US$200,000	100%	—	提供管理服務 Providing management services
天津頂全物業管理有限公司 Tianjin Tingquan Properties Management Co., Ltd.	中國 PRC	US$210,000	100%	—	提供物業管理及相關之顧問服務 Provision of property management and related consultancy services
天津頂雅房地產開發有限公司 Tianjin Dingya Property Development Co., Ltd	中國 PRC	US$2,100,000	100%	—	物業投資 Property development
廣州頂雅房地產開發有限公司 Guangzhou Dingya Real Estate Development Co., Ltd.*	中國 PRC	US$1,980,676	38%	62%	物業投資 Property development

42. 主要附屬公司 *(續)* 42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
天津頂新國際工程顧問有限公司 Tianjin Tingxin International Engineering Consultant Co., Ltd	中國 PRC	US$1,700,000	100%	—	提供工程顧問及研究服務 Provision of engineering related consultancy and research service
頂通(BVI)有限公司 Tingtong (BVI) Limited	英屬處女群島 British Virgin Islands	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$1,000	100%	—	投資控股 Investment holding
頂通(開曼島)控股有限公司 Tingtong (Cayman Islands) Holding Corp.	開曼群島 Cayman Islands	15,000,000普通股 每股US$1 15,000,000 ordinary shares of US$1each/ US$2,118,334	—	50.01%	投資控股 Investment holding
上海頂通物流有限公司 Shanghai Tingtong Logistics Co., Ltd*	中國 PRC	US$5,000,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
北京頂通物流有限公司*	中國 PRC	US$500,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
廣州頂通物流有限公司*	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group

42. 主要附屬公司 *(續)*　　42. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
瀋陽頂通物流有限公司	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
重慶頂通物流有限公司 Chongqing Ting Tong Logistics Co., Ltd	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	—	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding

* 該等附屬公司註冊為中外合資企業。

* These subsidiaries are registered as Sino-foreign equity joint venture companies.

其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.

2005 Annual Report 二零零五年年報 127

法律顧問	**Legal Advisers**
盛德律師事務所	Sidley Austin Brown & Wood
中國法律：	*as to PRC law:*
海問律師事務所	Haiwen & Partners
開曼群島法律：	*as to Cayman Islands law:*
Maples and Calder Asia	Maples and Calder Asia
核數師	**Auditors**
摩斯倫•馬賽會計師事務所	Moores Rowland Mazars
英國特許會計師	Chartered Accountants
香港執業會計師	Certified Public Accountants

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
瀋陽頂通物流有限公司	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
重慶頂通物流有限公司 Chongqing Ting Tong Logistics Co., Ltd	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	—	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding

* 該等附屬公司註冊為中外合資企業。

* These subsidiaries are registered as Sino-foreign equity joint venture companies.

其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.

註冊辦事處

開曼群島大開曼喬治亞鎮
郵政信箱448號
創世紀大廈5樓

Registered Office

Genesis Building Fifth Floor P.O. Box 448
George Town Grand Cayman
Cayman Islands

總部及主營業務地址

中國天津300457
天津經濟技術開發區
第三大街15號

Head Office and Principal Place of Business

No.15 The 3rd Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

香港辦事處

香港灣仔港灣道18號
中環廣場38樓3807室
電話：(852) 2511 1911
傳真：(852) 2511 7911
電子郵件：info@tingyi.com
網址：http://www.tingyi.com
http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

Hong Kong Office

Suite 3807, 38th Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2511-1911
Fax: (852) 2511-7911
E-mail: info@tingyi.com
Website: http://www.tingyi.com
http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

股票上市及交易地點

香港聯合交易所有限公司
證券編號：322

Place of Listing of Shares and Trading Code

The Stock Exchange of Hong Kong Limited
Securities code: 322

執行董事

魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
吳崇儀先生
魏應交先生
井田純一郎先生

Executive Directors

Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

獨立非執行董事

徐信群先生
李長福先生
小川和夫先生
（於二零零六年四月一日獲委任）
中山知行先生
（於二零零五年六月二十四日
獲委任並於二零零六年四月一日辭任）
高捷雄先生
（於二零零五年六月二十四日辭任）

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Kazou Ogawa
(appointed on 1 April 2006)
Mr. Tomoyuki Nakayama
(appointed on 24 June 2005 and
resigned on 1 April 2006)
Mr. Katsuo Kuo
(resigned on 24 June 2005)

開曼羣島股份過戶登記總處

畢馬域會計師行
開曼群島
大開曼
郵政信箱493號
創世紀大廈

Cayman Islands Principal Share Registrar and Transfer Office

KPMG Peat Marwick
Genesis Building
P. O. Box 493 Grand Cayman
Cayman Islands

香港股份過戶登記分處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716室

Hong Kong Branch Share Registrar and Transfer Office

Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

主要往來銀行

香港上海滙豐銀行有限公司
荷蘭合作銀行香港分行
德國北方銀行香港分行
中國銀行（香港）
瑞穗實業銀行香港分行
中國銀行
中國工商銀行
中國建設銀行
中國農業銀行
交通銀行
招商銀行
東方匯理銀行天津分行

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Rabobank, Hong Kong Branch
HSH Nordbank, Hong Kong Branch
Bank of China (Hong Kong)
Mizuho Corporate Bank, Ltd., Hong Kong Branch
Bank of China
Industrial and Commercial Bank
China Construction Bank
Agricultural Bank of China
Bank of Communications
China Merchants Bank
Calyon Corporate and Investment Bank, Tianjin Branch

法律顧問

盛德律師事務所

中國法律：

海問律師事務所

開曼群島法律：

Maples and Calder Asia

核數師

摩斯倫 • 馬賽會計師事務所

英國特許會計師

香港執業會計師

Legal Advisers

Sidley Austin Brown & Wood

as to PRC law:

Haiwen & Partners

as to Cayman Islands law:

Maples and Calder Asia

Auditors

Moores Rowland Mazars

Chartered Accountants

Certified Public Accountants

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立的有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code 證券編號: 322)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this document and the accompanying 2005 Annual Report and form of proxy to the purchaser or to the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or to the transferee.

If you are in any doubt as to any aspect of this document or as to any action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Monday, 12 June 2006 at 3:00 p.m. is set out on pages 11 to 13 of this document.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's Principal Place of Business in Hong Kong at Suite 3807, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

* *For identification purpose only*

24 April 2006

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on 12 June 2006 at 3:00 p.m. or any adjournment thereof the notice of which is set out on pages 11 to 13 of this document
"Board" or "Directors"	the board of Directors of the Company, or where the context so admits, the directors of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Main Board of the Stock Exchange
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	18 April 2006, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrar"	the Company's share registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Repurchase Mandate"	a general and unconditional mandate to exercise all powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10 per cent. of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution number 6 of the notice of Annual General Meeting
"Sanyo"	Sanyo Foods Co., Ltd., a company incorporated in Japan with limited liability
"SFO"	Securities and Futures Ordinance
"Share(s)"	share(s) of US$0.005 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou
(Chairman and Chief Executive Officer)
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Jun-Ichiro Ida

Independent Non-executive Directors:
Mr. Hsu, Shin-Chun
Mr. Kazuo Ogawa
Mr. Lee Tiong-Hock

Hong Kong Office:
Suite 3807
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

24 April 2006

To the shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

It is proposed that at the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held on Monday, 12 June 2006, the notice of which is set out on pages 11 to 13 of this document, ordinary resolutions will be proposed to grant the Directors general mandates to issue and repurchase shares of US$0.005 each in the capital of the Company and to approve the re-election of directors.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Shareholders to vote at the Annual General Meeting, the register of members of the Company will be closed from Wednesday, 7 June 2006 to Monday, 12 June 2006 (both days inclusive).

* *For identification purpose only*

In order to attend and vote at the Annual General Meeting, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 6 June 2006.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given the Repurchase Mandate to repurchase Share not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company in issue as at the date of the Repurchase Resolution.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the shareholders in general meeting prior to the next annual general meeting.

An explanatory statement which contains all the information reasonably necessary to enable you to make an informed decision in relation to the proposed resolution regarding the Repurchase Mandate as required by the Listing Rules is set out in Appendix I to this document.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to issue 1,117,741,072 Shares representing up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of such resolution. In addition, a resolution will be proposed to be passed to authorize the Directors to issue, allot and deal with Shares in an amount equal to the aggregate issued share capital repurchased under the Repurchase Mandate since the granting of the general mandate to issue shares.

RE-ELECTION OF DIRECTORS

Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the general mandate for Directors to issue new Shares and the Repurchase Mandate, is set out on pages 11 to 13 of this document. Shareholders are advised to read the notice and to complete and return the accompanying form of proxy for use at the Annual General Meeting in accordance with the instructions printed thereon.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

RECOMMENDATION

The Directors consider that the granting of the general mandates to issue new Shares and to repurchase Shares and the re-election of the retiring Directors are all in the best interest of the Company and its Shareholders and so recommend you to vote in favour of the resolutions at the Annual General Meeting.

Yours faithfully,
On behalf of the board
Wei Ing-Chou
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposed Repurchase Mandate.

1. Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Source of Funds*

Repurchases must be made out of funds which are legally available for such purpose in accordance with the laws of the Cayman Islands and the memorandum and articles of association of the company.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10% of the issued share capital of the company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange.

(c) *Shares to be repurchased*

The Listing Rules provide that the shares which are proposed to be repurchased by a company must be fully paid up.

2. Share Capital

As at 18 April 2006, being the Latest Practicable Date, the Company had 5,588,705,360 Shares.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate, and on the basis that no further shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to purchase a maximum of 558,870,536 fully paid up Shares representing 10% of the issued share capital of the Company.

3. Reasons for Repurchases

Whilst the Directors do not presently intend to repurchase any Shares, they believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the Shares and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4. **Funding of Repurchases**

In repurchasing Shares, the Company may only apply its available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Such funds include profits available for distribution and the proceeds of fresh issues of Shares made for the purpose of the repurchases.

If the Repurchase Mandate were exercised in full, there could be a material adverse effect on the working capital position of the Group or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group (as compared with the position disclosed in the audited consolidated accounts as at 31 December 2005). The Directors therefore do not propose to exercise the Repurchase Mandate to such an extent unless the Directors determined that such repurchases were taking account of all relevant factors, in the best interests of the Group.

5. **Share Prices**

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the months from May 2005 to the Latest Practicable Date were as follows:

	Price per share	
	Highest *(HK$)*	**Lowest** *(HK$)*
2005		
May	2.25	1.70
June	2.20	2.00
July	2.45	2.05
August	2.85	2.375
September	2.85	2.525
October	2.95	2.60
November	3.575	2.60
December	3.875	3.35
2006		
January	4.75	3.825
February	5.3	4.50
March	4.9	3.975
April#	5.2	4.5

 # Up to and including the Latest Practicable Date.

6. **Undertaking**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if such Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of the Cayman Islands.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders.

7. **Takeovers Code**

If as a result of a share repurchase by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ting Hsin held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. In addition, Sanyo also held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company, as at the Latest Practicable Date. If the Company exercises the right to repurchase the maximum of 558,870,536 shares in the Company, the respective percentage of shareholdings held by each of Ting Hsin and Sanyo will increase from 33.1889% to 36.88%. Such increase may give rise to an obligation for Ting Hsin and Sanyo to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Company may not repurchase shares which would result in the amount of shares held by the public being reduced to less than 25%. The Directors will be cautioned in exercising the Repurchase Mandate and have no intention to exercise the Repurchase Mandate to such extent which would result in Ting Hsin and Sanyo becoming obliged to make a mandatory offer.

8. **Repurchases made by the Company**

During the previous six months preceding the Latest Practicable Date, the Company did not repurchase any Shares through the Stock Exchange or otherwise. In addition, the Company will not repurchase Shares pursuant to the Repurchase Mandate to such an extent as to result in the amount of Shares held by the public falling below 25%.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

(1) **Mr. Takeshi Ida, aged 76, Executive Director**

Takeshi Ida, aged 76, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Ida has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2005, he received a total emolument of US$84,000. The emoluments payable to Mr. Ida is subject to review by the Board each year. The emoluments of Mr. Ida are determined by reference to his duties and responsibilities within the Group.

Mr. Ida does not have, and is not deemed to have, any interests or short positions in any shares, underlying shares or debentures of Company and its associated corporations within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Ida is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Except for being the President of Sanyo, Mr. Ida has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

(2) **Mr. Ryo Yoshizawa, aged 64, Executive Director**

Ryo Yoshizawa, aged 64, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he was engaged in the banking business for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

Mr. Yoshizawa has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. In the financial year ended 31 December 2005, he received a total emolument of US$62,000. The emoluments payable to Mr. Yoshizawa is subject to review by the Board each year. The emolument of Mr. Yoshizawa are determined by reference to his duties and responsibilities within the Group.

Mr. Yoshizawa does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Yoshizawa is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Yoshizawa has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

(3) **Mr. Wei Ying-Chiao, aged 51, Executive Director**

Wei Ying-Chiao, aged 51, appointed as a Director of the Company in 1996, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive marketing experience in food related business. He is the Chairman and Chief Executive Officer of Ting Cao (Cayman Islands) Holding Corp., which operates 39 hypermarkets in the PRC.

Mr. Wei has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2005, he received a total emolument of US$62,000. The emoluments payable to Mr. Wei is subject to review by the Board each year. The emoluments of Mr. Wei are determined by reference to his duties and responsibilities within the Group.

As at the Latest Practicable Date, Ting Hsin held 1,454,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited. Ho Te Investments Limited is beneficially owned as to 25% by Mr. Wei.

Save as disclosed above, Mr. Wei (i) does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO; and (ii) is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Wei has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders of the Company.

(4) **Mr. Kazuo Ogawa, aged 59, Independent Non-Executive Director**

Kazuo Ogawa, aged 59, has been appointed as an Independent Non-executive Director of the Company since 1 April 2006. Mr. Ogawa is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation and Advisor to the president for Agri-marine Products Division and Textile Division. After graduating from Keio University in 1970, he joined Marubeni Corporation and worked for over 36 years. He has been in charge of Plastics of Inorganic Chemicals Division, Finance and Logistics Business Division, Business Incubation Department and Corporate Planning & Coordination Department.

Mr. Ogawa has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. The emoluments payable to Mr. Ogawa is subject to review by the Board each year. The emoluments of Mr. Ogawa are determined by reference to his duties and responsibilities within the Group.

Mr. Ogawa does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Ogawa is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Ogawa has not held directorship or major appointment in any listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 12 June 2006 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31 December 2005;

2. To declare the payment of a final dividend for the year ended 31 December 2005;

3. To consider the re-election of the retiring directors, including Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao and Mr. Kazuo Ogawa, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

      (ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 24 April 2006

Notes:

1. The register of members of the Company will be closed from 7 June 2006 to 12 June 2006, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 6 June 2006. The directors will recommend a final dividend of US1.25 cents (HK9.70 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 12 June 2006. Dividend warrants will be mailed to shareholders on or before 28 July 2006. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9 June 2006. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

(iii) 本公司股東在股東大會上通過普通決議案撤回或修訂本決議案之日。」

7. 「**動議**待上文載列之第5及6項決議案獲通過後，將本公司根據上文第6項決議案購回之股份總面額，加上本公司董事會根據上文第5項決議案可予配發或有條件或無條件同意配發之股份總面額之內。」

承董事會命
葉沛森
公司秘書

中國天津，二零零六年四月二十四日

附註：

1. 本公司將於二零零六年六月七日至二零零六年六月十二日止期間（首尾兩日包括在內）暫停辦理股東登記手續，以便確定可出席大會及派發建議之末期股息之股東名單。為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零六年六月六日星期二下午四時前送達香港證券登記有限公司辦理轉名手續。董事會建議派付末期股息每股1.25美仙（9.70港仙）予於二零零六年六月十二日名列股東名冊之股東，股息單將於二零零六年七月二十八日或以前寄予各股東。本公司向香港之股東派付之股息將以港幣計算及支付。

2. 凡有權出席大會及在會上投票之股東均可委任一位或以上代表，以代其出席及投票。受委任之代表毋須為本公司股東。

3. 倘股東委任一位以上代表，其投票權只可於進行投票表決時行使。

4. 代表委任表格須為書面方式，並由委任人或其以書面方式正式授權之授權人簽署。代表委任表格及（倘該表格由有授權書或其他授權文件之人士代表委任人簽署）經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場38樓3807室。

5. 擬出席大會之股東須填妥附件所載之回條，並於二零零六年六月九日或該日以前將其交回香港灣仔港灣道18號中環廣場38樓3807室本公司之辦事處，以表示有意出席大會。回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議撤回或修訂本決議案之日；及

「配售新股」指根據向本公司全體股東(就此方面而言，倘根據股東居住地區之法例不得提呈配售新股建議，則不包括該等股東)及(在適用情況下)有權獲提呈配售新股建議之本公司其他股本證券之持有人按彼等當時名下之股份或該等股本證券之比例(不計零碎配額)配發或發行本公司股份或其他規定須配發及發行股份之證券。」

6. 「**動議**向本公司董事會給予無條件全面授權，以購回本公司股本中之股份，以及動議全面及無條件批准董事會根據一切適用法例、規則及規例並在其規限下，行使本公司所有權力以購回股份，惟須受以下條件規限：

(a) 該項授權之有效期不得延至有關期間之後；

(b) 該項授權須授予董事會權力，以促使本公司按董事會酌情決定之價格購回股份；

(c) 本公司於有關期間根據本決議案(a)段購回股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之10%；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(股份編號：322)

茲通告本公司股東週年大會將於二零零六年六月十二日星期一下午三時假座中華人民共和國(「中國」)天津市天津經濟技術開發區第三大街15號本公司會議廳舉行，以討論下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告；

2. 宣佈派發截至二零零五年十二月三十一日止年度之末期股息；

3. 考慮重選退任之本公司董事(包括井田毅先生、吉澤亮先生、魏應交先生及小川和夫先生，其個人資料已在通函內刊載)及授權董事會釐定其酬金；

4. 重選執業會計師摩斯倫•馬賽會計師事務所為本公司核數師，並授權董事會釐定其酬金；

考慮及酌情通過以下決議案為本公司的普通決議案：

5. 「**動議**向董事會給予無條件全面授權，以發行、配發及處置本公司股本中之額外股份及就此作出或授出建議、協議及購股權，惟須受以下條件規限：

   (a) 該項授權之有效期不得延至有關期間之後，惟董事會可於有關期間作出或授出或須於有關期間結束後行使該項權力之建議、協議及購股權；

   (b) 除根據(i)配售新股；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行本公司股份或可購入本公司股份之權利而於當時採納之任何購股權計劃或同類安排而配發者外，本公司董事會配發或有條件或無條件同意配發(無論是否根據購權而進行者)之股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之20%；及

本公司與小川先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。董事會每年均會檢討小川先生之酬金。小川先生之報酬乃參考其於本集團之職務及職責而釐定。

小川先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。小川先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。小川先生於過去三年並無擔任任何公眾上市公司之董事。此外，小川先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，並無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

事。此外，吉澤先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(3) **魏應交先生，51歲，執行董事**

魏應交，51歲，自一九九六年起出任本公司董事，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在食品業務之市場推廣及行銷方面擁有廣泛經驗。魏先生亦為頂超(開曼島)控股有限公司之董事長兼執行總裁，該公司現於中國經營39家量販店。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與魏先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零五年十二月三十一日止財政年度，魏先生收取合共62,000美元之酬金。董事會每年均會檢討魏先生之酬金。魏先生之報酬乃參考其於本集團之職務及職責而釐定。

於最後實際可行日期，頂新持有本公司股份1,454,827,866股，佔本公司已發行股份33.1889%。魏應交透過和德公司持有頂新25%股權，和德持有頂新55.10%股權。

除了上述披露之情況外，魏先生(i)並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉；及(ii)與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。魏先生於過去三年內並無擔任任何公眾上市公司之董事。此外，魏先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，並無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(4) **小川和夫先生，59歲，獨立非執行董事**

小川和夫，59歲，現任丸紅株式會社之專務執行董事，食料部門及纖維部門掌管役員。彼於一九七零年在慶應大學畢業，於丸紅株式會社服務逾36年，歷任塑膠及無機化工、財務及物流、新事業發展、經營企劃等部門主管。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

擬在股東週年大會上重選的董事之詳情如下：

(1) **井田毅先生，75歲，執行董事**

井田毅，75歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與井田先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零五年十二月三十一日止財政年度，井田先生收取合共84,000美元之酬金。董事會每年均會檢討井田先生之酬金。井田先生之報酬乃參考其於本集團之職務及職責而釐定。

井田先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。除了上述披露之情況外，井田先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。除了出任三洋之社長外，井田先生於過去三年內並無擔任任何公眾上市公司之董事。此外，井田先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(2) **吉澤亮先生，64歲，執行董事**

吉澤亮，64歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在銀行須任職逾31年，於一九九七年加入三洋食品株式會社。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與吉澤先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零五年十二月三十一日止財政年度，吉澤先生收取合共62,000美元之酬金。董事會每年均會檢討吉澤先生之酬金。吉澤先生之報酬乃參考其於本集團之職務及職責而釐定。

吉澤先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。吉澤先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。吉澤先生於過去三年內並無擔任任何公眾上市公司之董

董事會已向聯交所承諾，在上市規則及開曼群島法例適用之情況下，彼等將會按照上市規則及開曼群島法例之規定行使購回授權。

概無任何關連人士(定義見上市規則)曾知會本公司，表示彼等現擬於購回授權獲股東批准後，向本公司出售股份，或承諾不會向本公司出售股份。

7. **香港公司收購及合併守則**

倘由於本公司購回股份而導致一股東於本公司之投票權所佔之權益比例有所增加，就收購守則第三十二條而言，該項權益比例之增加將作為一項收購行動處理。因此，一股東或一致行動之多位股東可獲得或鞏固於本公司之控制權，須根據收購守則第二十六條及第三十二條提出強制性收購建議。

於最後可行日期，頂新持有1,854,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份33.1889%。和德公司實益擁有約55.10%之頂新股權。和德公司由魏應州擁有25%、魏應交擁有25%，上述兩位董事之兄弟魏應充及魏應行各擁有25%。吳崇儀透過Gisshin Venture Capital Inc.持有頂新27.91%股權及獨立第三者持有16.99%。此外，三洋於最後可行日期也持有1,854,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份33.1889%。倘本公司行使權力購回最多達558,870,536股股份，頂新及三洋分別持有之股權百分比將由33.1889%增至36.88%。當頂新及三洋於本公司各自所持之股權百分比增加時，亦可能須要根據收購守則第二十六條提出強制性之收購建議。但是，本公司不會購回股份，導致公眾持有本公司之股份減少至低於25%。董事也將會謹慎行使購回授權及在此階段並無任何意圖悉數行使該購回授權，導致頂新及三洋將會分別向本公司提出強制性之收購建議。

8. **本公司進行之購回事宜**

在最後可行日期前六個月之期間，本公司並未透過聯交所在公開市場購回本公司任何股份。此外，本公司將不會根據購回授權購回股份，導致公眾持有本公司之股份減少至低於25%。

4. **購回證券之資金**

購回證券時，本公司僅可使用按照開曼群島法例及本公司之公司組織章程大綱及細則之規定可合法撥作上述用途之流轉現金或營運資金。該等資金包括可供分派之溢利及就購回事宜發行新股份所得之款項。

倘全面行使購回授權，則可能對董事會不時認為適合本集團之營運資金狀況或負債水平(與二零零五年十二月三十一日之經審核綜合賬目所披露之狀況比較而言)構成重大不利影響。因此，除非董事會在考慮一切有關因素後，確定購回事宜符合本集團之最佳利益，否則董事會不會建議全面行使購回授權。

5. **股份價格**

於二零零五年五月至最後可行日期間，股份每個月在聯交所之最高及最低成交價如下：

	每股價格	
	最高	**最低**
	(港元)	(港元)
二零零五年		
五月	2.25	1.70
六月	2.20	2.00
七月	2.45	2.05
八月	2.85	2.375
九月	2.85	2.525
十月	2.95	2.60
十一月	3.575	2.60
十二月	3.875	3.35
二零零六年		
一月	4.75	3.825
二月	5.30	4.50
三月	4.9	3.975
四月#	5.2	4.5

\# 截至並包括最後可行日期

6. **承諾**

各董事及(就彼等作出一切合理查詢後所知)彼等之聯繫人等現時均無意於購回授權獲股東批准後，按該項購回授權向本公司或其附屬公司出售任何股份。

按照上市規則之規定，此附錄載有一切有助你們考慮此建議購回股份之授權的合理所需資料之說明函件。

1. **上市規則**

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其證券，惟須遵守若干限制，現將其中最重要之限制概述如下：

(a) 資金來源

用於購回證券之資金須由依據開曼群島法例及公司之公司組織章程大綱及細則之規定而可運用於此用途之資金撥支。

(b) 購回股份之最高限額及其後發行之股份

公司可在聯交所購回之股份，最多以公司於通過有關授出全面授權之決議案日期之已發行股本10%為限。

(c) 將予購回之股份

上市規則規定，公司建議將予購回之股份須已繳足股款。

2. **股本**

於最後可行日期二零零六年四月十八日本公司之已發行股份為5,588,705,360股每股面值0.005美元之股份。

待有關之普通決議案通過後，假設在二零零五年股東週年大會舉行前並無進一步發行或購回股份，行使購回股份之一般授權將容許本公司購回最多達558,870,536股股份，佔本公司已發行股份不超逾10%。

3. **購回證券之理由**

董事會認為，股東授予董事會購回股份之全面授權，乃符合本公司及其股東之最佳利益。該等購回事宜將會增加股份之價值及／或每股股份之盈利，惟須視乎當時之市場狀況及資金安排而定；而只有在董事會認為該等購回事宜將會對本公司及其股東有利之情況下方會進行。

要求按股數投票表決之程序

根據本公司組織章程細則第69條，在任何股東週年大會上，提交大會表決之決議案須以舉手方式表決，除非(在宣佈舉手表決結果之前或當時，或在撤回任何其他以投票方式表決之要求時)下列任何人士正式提出投票表決之要求：

(i) 大會主席；或

(ii) 最少三名親身出席或委派代表出席並有權投票之股東；或

(iii) 親身出席或委派代表出席之任何一名或多名股東並佔全體有權出席大會及在大會上表決之股東的總表決權不少於十分之一；或

(iv) 親身出席或委派代表出席之任何一名或多名股東並持有有權出席大會及在大會上表決之股份，而該等股份已繳付之總款額不少於具有該表決權之全部股份已繳付總款額之十分之一。

根據本公司組織章程細則第74條，於本公司之任何股東大會上，任何親身出席之每一位股東或委派代表(或如屬法團股東，則其正式授權之代表)於以舉手形式表決時均享有一票表決權，而任何親身出席之股東(或如屬法團股東，則其正式授權之代表)或委任代表於以投票方式表決時，就股東名冊內每股以其名義登記之股份均享有一票表決權。於以按股數投票方式表決時，擁有超過一票表決權之股東無須以相同方式投下其所有表決權。

推薦意見

董事認為，授出發行新股份之一般授權和購回股份之一般授權及建議退任董事膺選連任乃符合本公司及其股東之最佳利益，因而董事謹此推薦　閣下於股東週年大會投票贊成該等決議案。

此致

列位股東　台照

代表董事會
康師傅控股有限公司
主席
魏應州
謹啟

二零零六年四月二十四日

為確保有權出席股東週年大會及投票，股東須於二零零六年六月六日（星期二）下午四時前將股份過戶文件（連同有關股票）送呈本公司在香港之股份過戶登記處香港證券登記有限公司（地址為香港皇后大道東183號合和中心17樓1712-1716室）辦理股份過戶登記手續。

購回股份之一般授權

本公司將於股東週年大會提呈普通決議案，授予董事購回授權，以便購回本公司於購回決議案通過當日之已發行股本最多10%股份。

購回授權將繼續有效，直至本公司下屆股東週年大會結束（除非該授權於有關大會上獲重續）或該授權於下屆股東週年大會前在股東大會經股東以普通決議案撤銷或修訂為止。

一份按上市規則之規定，向　閣下提供有關本公司購回授權之決議案之一切合理所需資料，以便使　閣下可就有關決議案作出知情之決定之説明函件載列於本通函之附錄一內。

發行股份之一般授權

本公司將於股東週年大會上提呈另一項普通決議案，授予董事一般及無條件授權，以便發行最多相當於該決議案獲得通過當日本公司已發行股本面值總額20%之1,117,741,072股股份。此外，本公司將提呈通過決議案，授權董事發行、配發及處理數目相等於自從獲得發行股份之一般授權之日起根據購回授權所購回已發行股本總額之股份。

董事膺選連任

有關擬於股東週年大會膺選連任之董事詳情載於本文件附錄二。

股東週年大會

本通函第11至第13頁載有股東週年大會召開通告，當中載有（其中包括）授予董事一般授權以發行新股份及購回授權之普通決議案，敬請股東詳閱該通告，並按隨附並適用於股東週年大會之代表委任表格上印備之指示填妥及交回該表格。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(股份編號：322)

執行董事：
魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副總裁)*
魏應交先生
吳崇儀先生
井田純一郎先生

獨立非執行董事：
徐信群先生
小林和夫先生
李長福先生

香港辦事處：
香港
灣仔
港灣道18號
中環廣場38樓
3807室

敬啟者：

建議授予購回及發行股份之
一般授權、董事膺選連任及
股東週年大會通告

緒言

現建議在本公司將於二零零六年六月十二日(星期一)舉行之股東週年大會(大會通告載於本文第11至第13頁上)，提呈普通決議案向本公司董事授出一般授權，以發行和購回本公司股本中每股面值0.005美元之股份及批准董事膺選連任。

暫停辦理股份過戶登記手續

就決定股東能享有於股東週年大會的投票權利，本公司之股份過戶登記處將於二零零六年六月七日(星期三)至二零零六年六月十二日(星期一)(首尾兩天包括在內)暫停辦理股份過戶登記。

* *僅供識別*

在本文件內，除非文義另有所指，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司於二零零六年六月十二日下午三時正或經延期之時間舉行之股東週年大會，有關通告載於本通函第11至13頁內
「董事會」或「董事」	指	本公司董事會或（如文義另有所指）本公司董事
「本公司」	指	康師傅控股有限公司，一間於開曼群島註冊成立之有限公司，其證券於聯交所主版上市
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零六年四月十八日，即本文件刊印前為確定本文件所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份過戶登記處」	指	本公司在香港之股份過戶登記處香港證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室
「購回授權」	指	一般及無條件授權以行使本公司權力，於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本最多10%股份之建議
「購回決議案」	指	股東週年大會通告第6項決議案所述之擬提呈普通決議案
「三洋」	指	三洋食品株式會社，一間於日本成立之有限公司
「證券及期貨條例」	指	證券及期貨條例
「股份」	指	本公司股本中每股面值0.005美元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「頂新」	指	頂新（開曼島）控股有限公司，一間於開曼群島註冊成立之有限公司

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如已將名下之康師傅控股有限公司股份全部**售出或轉讓**，應立即將本文件連同隨附之二零零五年年報及代表委任表格送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(股份編號：322)

建議發行和購回股份之
一般授權、
董事膺選連任
及
股東週年大會通告

康師傅控股有限公司將於二零零六年六月十二日星期一下午三時正假座中華人民共和國天津天津經濟技術開發區第三大街15號本公司會議室舉行股東週年大會，大會通告載於本文件第11至第13頁。

無論　閣下會否出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥該表格及將其盡快交回本公司在香港之主要營業地點，地址為香港灣仔港灣道18號中環廣場38樓3807室，惟在任何情況下，交回時間不得遲於股東週年大會指定舉行時間前48小時。填妥及交回代表委任表格後，　閣下仍可親身出席股東大會及於會上投票。

* *僅供識別*

二零零六年四月二十四日

File No. 82-34710

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ______________________________

of ______________________________

(as shown in the register of members) being the registered holder(s) of[2] ____________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 12 June 2006.

Date: ____________ Signature(s): ____________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9 June 2006. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ______________________________

of ______________________________

being the registered holder(s) of *(note 3)* ____________ shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ____________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 12 June 2006 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions	For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31 December 2005		
2.	To declare the payment of a final dividend for the year ended 31 December 2005		
3.	To re-elect the retiring directors and authorise the Directors to fix their remuneration		
	Mr. Takeshi Ida		
	Mr. Ryo Yoshizawa		
	Mr. Wei Ying-Chiao		
	Mr. Kazuo Ogawa		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration		
5.	To consider and approve the general mandate for issue of shares		
6.	To consider and approve the general mandate to repurchase shares in the capital of the Company		
7.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares		

Dated this ____________ day of ____________ 2006 Signature(s) *(Note 6)*: ____________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 3807, 38/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

* *For identification purposes only*

回　條

致：Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）
本人／吾等(附註1) ____________________
地址為 ____________________
（如股東名冊所示者），為本公司股本中每股面值0.005美元股份 ____________________ 股(附註2)
之登記持有人，茲通知本公司本人／吾等擬出席（親身或以代表）本公司將於二零零六年六月十二日下午三時假座中國天津天津經濟技術開發區第三大街15號本公司會議室舉行之股東週年大會。

日期：____________________　　　　簽署：____________________

附註：

1. 請以正楷填上全名及地址（如股東名冊所示者）。
2. 請填上以　閣下名義登記之股份數目及類別。
3. 回條填妥簽署後，須於二零零六年六月九日或該日以前交回香港灣仔港灣道18號中環廣場38樓3807室本公司之辦事處方為有效。本回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
（在開曼群島註冊成立之有限公司）
(Incorporated in the Cayman Islands with limited liability)

股東週年大會適用之股份持有人代表委任表格

本代表委任表格代表之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ____________________
地址為 ____________________
為Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）股份 ____________________ 股
之登記持有人 *(附註3)*，**茲委任大會主席**或 *(附註4)* ____________________
____________________ 為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年六月十二日下午三時假座中國天津天津經濟技術開發區第三大街15號本公司會議廳舉行之股東週年大會或其任何續會及在會上行事，以及在該大會（或其任何續會）上按以下指示就有關決議案投票。

	決議案	贊成 (附註5)	反對 (附註5)
1.	省覽截至二零零五年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告		
2.	宣佈派發截至二零零五年十二月三十一日止年度之末期股息		
3.	重選退任之董事並授權董事會釐定其酬金		
	井田毅先生		
	吉澤亮先生		
	魏應交先生		
	小川和夫先生		
4.	重選本公司之核數師並授權董事會釐定其酬金		
5.	考慮及批准有關發行股份之全面授權		
6.	考慮及批准有關購回本公司股本中股份之全面授權		
7.	考慮及批准將本公司購回之股份總面額加入根據發行股份之全面授權可予配發之股份總面額之內		

日期：二零零六年 __________ 月 __________ 日　　　　簽署 *(附註6)*：____________________

附註：

1. 請填上以　閣下名義登記及本代表委任表格代表之本公司股份數目。如未有填上數目，則本代表委任表格將視為與登記於　閣下名下之所有本公司股份有關。
2. 請以**正楷**填上全名及地址（如股東名冊所示者）。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如擬委任大會主席以外之人士為代表，請刪去「大會主席」之字樣，並在空欄內填上欲委任之人之姓名及地址。股東有權委任一位或以上代表代其出席大會及在會上投票，而受委任之代表毋須為本公司股東。本代表委任表格之每項更正均須由簽署人加簽示可。
5. 重要提示：倘　閣下擬投票贊成任何決議案，請在「贊成」欄內加上「✓」號，倘　閣下擬投票反對任何決議案，則請在「反對」欄內加上「✓」號。倘未有在欄內「✓」號，　閣下之受委代表可酌情投票。
6. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如持有人為公司，則本表格須另行蓋上公司印鑑，或經由董事或正式書面授權人簽署。
7. 本代表委任表格及（倘代表委任表格由持有授權書或其代授權文件之人士代表委任人簽署）經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場38樓3807室，方為有效。

*　僅供識別

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

	2005	2004 (restated)	Change
• Turnover	US$1,845.609 million	US$1,466.889 million	+25.8%
• Group gross margin	31.33%	27.58%	+3.8ppt.
• Profit attributable to equity holders of the parent	US$123.529 million	US$286.429 million	-56.9%
• Profit attributable to equity holders of the parent before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US$123.529 million	US$13.474 million	+816.8%
• Earnings per share	US2.21 cents	US5.13 cents	-US2.92 cents
• Earnings per share before the inclusion of the exceptional income arising from disposal of partial interests in subsidiaries	US2.21 cents	US0.24 cents	+US1.97 cents
• Net cash from opertating activities	US$310.383 million	US$119.264 million	+160.3%
• Final dividend per ordinary share	US1.25 cents	US1.14 cents	+US0.11 cents

INTRODUCTION

In the year 2005, the acceleration of consumption structure upgrading and the high degree of urbanization were driving the PRC economy at a high speed. As a result of coping with the situation in adjusting the strategies and exploiting the markets by catching the right opportunities, "Master Kong" Instant Noodles and Tea Drinks continued to occupy the leading position in the market. Furthermore, the Group broke the record again and gained a brilliant growth in turnover. Sales performance for bakery and refrigerated products also achieved a fast growth. Although there are continuous price increases from flour, PET plastic resin and sugar, the Group's performance was encouraging by the strategic direction of placing priority on improving profit and effective control from the Group's management and marketing level. The Group's total sales for the year have reached the level of US$1,845.609 million, 25.8% higher than in previous year. For the whole year, the Group's profit attributable to shareholders amounted to US$123.529 million and earnings per share amounted to US 2.21 cents.

DIVIDENDS

The Group has maintained a strong foundation in its financial structure. Coupled with the 2005 excellent results and after taking into the consideration of the Group's overall operation, capital expenditures, working capital requirements and cash flow of the Group, the Board recommends to provide a return to our shareholders for their support by increasing the final dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 12 June 2006 the payment of a final dividend of US 1.25 cents per share totaling US$69.859 million to shareholders whose names appear on the register of members on 9 June 2006 (shareholders who bought the Company's shares on or before 2 June 2006 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 6 June 2006). Together with the US 1.07 cents special dividend per share which was paid on 22 February 2006, total dividend per share for the year 2005 will be US 2.32 cents, total amount of dividend will be US$129.658 million. Final dividend in last year was US 1.14 cents and the total amount of dividend was US$63.712 million.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 7 June 2006 to Monday, 12 June 2006, both dates inclusive, during which period no transfer of shares will be effected for the purpose of determining a shareholders' list for the Annual General Meeting and the payment of the proposed final dividend.

In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on Tuesday, 6 June 2006.

MANAGEMENT TEAM

Under the condition of continuous expansion and in-depth extension, the number of the Group's staff was only 25,273 at the end of the year. The Group's work force was benefited from the production skill improvement, the management system enhancement and the extraordinary talent policy.

In order to produce a more excellent enterprise, the Group has engaged the Directors of Production, R&D, Purchase and Human Resource with professional and reputable backgrounds. The efforts not only strengthen the Group's management but also promote the Group toward internationalization.

The Board of Directors would like to say their appreciation to the management team and all staff for their contribution. Due to their efforts, the Group overcame the big challenge and reached such bountiful results for the year.

RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 are as follows:

CONSOLIDATED INCOME STATEMENT

	Note	2005 *US$'000*	2004 *US$'000* *(restated)*
Turnover	3	**1,845,609**	1,466,889
Cost of sales		**(1,267,453)**	(1,062,250)
Gross profit		**578,156**	404,639
Other net income		**25,706**	304,096
Distribution costs		**(337,583)**	(305,092)
Administrative expenses		**(49,938)**	(42,937)
Other operating expenses		**(27,325)**	(48,741)
Finance costs		**(8,597)**	(14,878)
Share of profits (losses) of associates		**7,508**	(698)
Profit before taxation	4	**187,927**	296,389
Taxation	5	**(17,419)**	(8,576)
Profit for the year		**170,508**	287,813
Attributable to:			
Equity holders of the Company	3	**123,529**	286,429
Minority interest		**46,979**	1,384
Profit for the year		**170,508**	287,813
Dividends	6	**129,658**	63,712
Earnings per share	7		
Basic		**US 2.21 cents**	US 5.13 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

	Note	2005 US$'000	2004 US$'000 (restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		**991,279**	879,964
Intangible assets		**15,303**	—
Interests in associates		**54,863**	53,154
Interests in a joint venture		—	30,058
Premium for land lease		**54,446**	51,349
Available-for-sale financial assets/ Other non-current financial assets		**10,047**	3,109
Deferred tax assets		**5,379**	6,197
		1,131,317	1,023,831
Current assets			
Financial assets at fair value through profit or loss / Current financial assets		**2,633**	16,466
Inventories		**101,566**	96,590
Trade receivables	8	**84,573**	71,499
Prepayments and other receivables		**72,484**	66,257
Pledged bank deposits		**4,041**	1,394
Bank balances and cash		**152,316**	126,152
		417,613	378,358
Current liabilities			
Trade payables	9	**206,007**	188,398
Other payables		**139,130**	96,275
Current portion of interest-bearing borrowings		**119,648**	186,606
Advance payments from customers		**16,612**	7,372
Taxation		**3,503**	2,575
		484,900	481,226
Net current liabilities		**(67,287)**	(102,868)
Total assets less current liabilities		**1,064,030**	920,963

	Note	2005 US$'000	2004 US$'000 (restated)
Non-current liabilities			
Long-term interest-bearing borrowings		**32,880**	13,581
Other non-current payables		**8,168**	10,913
Employee benefit obligations		**5,793**	4,887
Deferred tax liabilities		**6,816**	6,176
		53,657	35,557
NET ASSETS		**1,010,373**	885,406
CAPITAL AND RESERVES			
Issued capital		**27,943**	27,943
Reserves		**714,381**	706,788
Proposed special dividend		**59,799**	—
Proposed final dividend		**69,859**	63,712
Total capital and reserves attributable to equity holders of the Company		**871,982**	798,443
Minority interest		**138,391**	86,963
TOTAL EQUITY		**1,010,373**	885,406

Notes:

1. Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and with the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In this year, the Group adopted all the new / revised HKFRS pertinent to its operations, which are effective for accounting period beginning on or after 1 January 2005. The adoption of these HKFRS mainly affects the presentation and disclosures of certain financial statements items and has no significant financial effects on the current period and the prior period presented. The details of major changes in accounting policies are summarised in note 2.

The measurement basis used in the preparation of the financial statements is historical cost, except for financial assets at fair value through profit or loss, which have been measured at fair value.

2. **Changes in Accounting Policies**

(a) HKAS 1 Presentation of financial statements

HKAS 1 has affected the presentation of minority interest, share of net post-tax results of associates, jointly controlled entities, discontinued operations and other disclosures. Comparative figures have been restated accordingly.

(b) HKAS 24 Related party disclosures

HKAS 24 has expanded the definition and the level of disclosure of related party transactions. The adoption of HKAS 24 have not resulted in material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosure made in the current year.

(c) HKFRS 3 Business Combinations

In previous periods, negative goodwill arising from acquisition of subsidiaries was credited to capital reserve in the year of acquisition. Upon the adoption of HKFRS 3, the Group recognised a transfer within equity by the transfer of the capital reserve of US$308,000 as at 1 January 2005 to opening retained profits for the year, without restating comparatives.

(d) HKAS 17 Leases

In prior year, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses. Under HKAS 17 leasehold land is reclassified from property, plant and equipment to premium for land lease and amortised over the lease terms. Buildings continue to be classified as part of property, plant and equipment. The change in accounting policy has no effect on the previously reported accumulated profits and net assets.

(e) HKAS 32 Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Until 31 December 2004, the Group classified investments into investment securities and other investments. Investment securities were stated at cost less provision for impairment losses that was expected to be other than temporary. Other investments were stated at their fair value. Changes in fair value were recognised in income statement as they arose.

In accordance with the provisions of HKAS 39, financial instruments have been classified into financial assets or financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Upon the adoption of HKAS 32 and HKAS 39, the Group's investment securities and other investments were re-designated as available-for-sale financial assets and financial assets at fair value through profit or loss respectively. The change in accounting policy has no effect on the previously report accumulated profits and net assets.

3. **Turnover and contribution by product**

The Group operates mainly in the PRC. Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and profits (losses) attributable to shareholders by major products is set out below:

	Turnover		Profits (losses) attributable to shareholders	
	2005	2004	**2005**	2004
	US$'000	*US$'000*	***US$'000***	*US$'000*
Instant noodles	**981,796**	849,932	**66,194**	17,478
Beverages	**702,348**	479,398	**46,909**	9,474
Bakery	**92,912**	83,833	**1,184**	(15,904)
Others	**68,553**	53,726	**9,242**	275,381
Total	**1,845,609**	1,466,889	**123,529**	286,429

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2005	2004
	US$'000	*US$'000*
		(restated)
Depreciation	**94,401**	88,245
Amortisation:		
Premium for land lease	**1,382**	1,341
Intangible assets	**2,354**	—

5. **Taxation**

	2005	2004
	US$'000	*US$'000*
Current tax – PRC income tax		
Current year	**15,961**	8,601
Deferred taxation		
Origination and reversal of temporary differences	**1,458**	(25)
Total tax charge for the year	**17,419**	8,576

The Cayman Islands levies no tax on the income of the Group.

The provision for Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising from Hong Kong during the year.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. **Dividends**

	2005 *US$'000*	2004 *US$'000*
Final dividend proposed after the balance sheet date of US1.25 cents (2004: US1.14 cents) per ordinary share	**69,859**	63,712
Special dividend proposed after the balance sheet date of US1.07 cents (2004: Nil) per ordinary share	**59,799**	—
	129,658	63,712

At meetings held on 24 January 2006 and 24 April 2006, the directors recommended the payment of a special dividend and final dividend of US1.07 cents and US1.25 cents per ordinary share respectively.

The proposed special dividend and final dividend are not reflected as dividend payables in the balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

7. **Earnings per Share**

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of US$123,529,000 (2004: US$286,429,000) and the weighted average of 5,588,705,360 (2004: 5,588,705,360) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2005 and 2004 have not been shown as the Company's convertible bonds outstanding in 2004 are anti-dilutive and were fully repaid in 2005.

8. **Trade Receivables**

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of trade receivables (net of impairment losses for bad and doubtful debts) as of the balance sheet date is as follows:

	Group	
	2005 *US$'000*	2004 *US$'000*
0 – 90 days	**74,018**	60,717
Over 90 days	**10,555**	10,782
	84,573	71,499

9. **Trade Payables**

The ageing analysis of trade payables as at the balance sheet date is as follows:

	Group	
	2005 *US$'000*	2004 *US$'000*
0 – 90 days	**188,994**	173,107
Over 90 days	**17,013**	15,291
	206,007	188,398

BUSINESS REVIEW

The PRC's gross domestic products (GDP) in the year 2005 achieved a growth of 9.9% and the total amount for retail market also increased by 12.9% from the previous year.

In 2005, the Group's turnover was US$1,845.609 million, an increase of 25.8% over 2004. The growth rates for turnover of instant noodle, beverage and bakery were 15.5%, 46.5% and 10.8% respectively. In the fourth quarter, the Group's turnover was US$399.748 million, 21.5% higher than the same period last year. The increase was mainly from sales growth in instant noodle and beverage.

During the year, in spite of the fact that the prices for the Group's core materials continued to stand at a high level, the Group's gross margin increased 3.7 ppt to 31.3% through flexible marketing strategy, effective production management and cost control. Other net income was US$25.706 million, sharply decreased by 91.6% from 2004. It was mainly because of the capital gain from the shares transfer last year. Due to effective management control, there was a decline of the distribution costs as a percentage of total sales declined by 2.5 ppt. to 18.3% in 2005 as compared to 20.8% from 2004. The Group also well controlled its overall advertising and promotional expenses. During the year, the portion of these expenses to total sales was 10.2%, last year was 12.5%. Finance costs decreased by 42.2% to US$8.597 million mainly because the Group made good use of the cash from the shares transfer to repay most of the loans and the excellent annual results led to a strong cash position of the Group.

A capital gain of US$272.955 million in 2004 was from the disposal of partial interests in subsidiaries. In 2004 earnings before interest, tax, depreciation and amortization (EBITDA) was US$398.945 million and the profit attributable to equity holders of the parent was US$286.429 million. In 2005 the EBITDA was US$291.387 million and the profit attributable to equity holders of the parent was US$123.529 million, representing earnings per share of US 2.21 cents. EBITDA and profit attributable to equity holders of the parent sharply increased by 131.3% and 816.8% respectively when compared the EBITDA and profit attributable to equity holders of the parent of US$125.990 million and US$13.474 million respectively before the inclusion of the exceptional income arising from disposal of partial interest in subsidiaries last year.

Instant Noodle Business

In year 2005, under the strategy of continuous consolidating and developing the "Beef Stew Flavor" noodle, instant noodle business strengthened from the introduction of various flavors with local delicious characters such as flavors of " Sichuan Spicy", "Seafood Plus", "Best of Yangtze River", "Mixed Chili" and "Homemade Sour". In addition, with the purpose of letting consumers enjoy delicious Asian flavors, "The Best of Asian Series" continued to launch new flavors and satisfied the consumers' demands for diversified flavors by extended package. Instant noodle business also invested more resources in sub-brand operation. The sales volume of "Mixed Noodle" reached the level of 488,000 boxes and acheived a new record in a single month. The Group's leading position in high-growth Mixed Noodle market was further strengthened. "Mian-Ba La Mian" continued to be popular by its "Experts Favorite Enjoyment" and satisfied the consumers' demands for high-quality noodles and, furthermore, established a new standard of markets' requirement on noodles.

In order to further strengthen and enlarge the Group's market share, under the policy of solidifying the cities' medium and high-end noodle market and expanding the rural low-end noodle market, the Fu Man Duo, which is principally engaged in the production and distribution of low-end instant noodles, has been separated into an independent business and "Yi Wan Xiang" brand has been reclassified as a sub-brand of Fu Man Duo.

In 2005, turnover for instant noodle business amounted to US$981.796 million, grew by 15.5% from previous year and representing 53.2% of the Group's total turnover. The growth mainly came from high-end packet noodles and container noodles. According to AC Nielsen's December 2005/January 2006 report, the Group gained 25.7% by sales volume and 36.9% market share by sales value in the PRC instant noodle market.

During the year, the gross margin of instant noodle increased by 4.4 ppt. to 23.7% and profit attributable to shareholders was US$66.194 million, grew by 278.7% mainly because of the improvement in gross margin led by the adjustment on products mix and effective control for operating costs.

Beverage Business

In year 2005, the Group continued to expand the market position in non-carbonated beverage. Along with the category's expansion and growth, the Group captured the market share actively through consolidating its platform in Ready to Drink ("RTD") teas and bottle water by "Master Kong" as a primary brand, at the same time, the Group adopted the dual-brand strategy for "Fresh Daily C" and "Master Kong" juice to capture the juice market.

According to AC Nielsen's December 2005/January 2006 report, Master Kong's RTD teas had 52.2% and 51.0% market share by sales volume and sales value respectively and still kept No.1 position in the market. The Group's diluted juice drinks gained No.2 position in the market with its 20.3% market share in sales volume. During the year, the flagship product "Ice Tea" continued to gain the absolute leading position in the market due to successful marketing strategy of "Celebrity + Music". With the increasing awareness of consumers' health concern, the Group promoted its products, including green tea, juice and mineral water, by using the "Fresh, Natural and Healthy" concept as an entry to the market. The Group also stressed product differentiation and adopted flexible marketing strategy. All these efforts had strengthen the consumers' demands successfully. The new product Jasmine Tea with appeal for "Faint scent of flowers, New flavor of tea" had succeeded in introducing the scented tea to RTD teas market and drove up the total sales to a new record.

In 2005, turnover for beverage business increased by 46.5% to US$702.348 million as compared to last year. The proportion to the Group's total turnover increased to 38.1%. During the year, the prices of main raw materials for beverage business such as PET plastic resin and sugar continued to maintain at a high level. Owing to the high efficient production facilities and the continuous effort in strengthening the production management capability, the gross margin of beverage business was able to maintain at 40.1% and last year was 39.6%. Profit attributable to shareholders was US$46.909 million, a sharp increase by 395.1% mainly because of the flexible marketing strategy and effective control over operating costs.

Bakery Business

In year 2005, the successful marketing policy of core products "3+2" Sandwich Crackers, Muffin and "Taste Biscuit" drove up the turnover for bakery business amounting to US$92.912 million, by 10.8% from previous year, representing 5.0% of the Group's total turnover. According to AC Nielsen's December 2005 report, "Master Kong" 's sandwich crackers gained 19.1% market share by volume and 24.0% market share by value and was No.2 in the PRC sandwich crackers market.

In view of the development of the PRC bakery market towards diversity of category and variety of package and flavor, the Group with its existing production facilities produce different flavors bakery to satisfy consumers' demands. The new product of the year, "Savory Taste Biscuit " performed beyond expectation. The joint venture company, which was established with Japanese Kameda Seika Co., Ltd., plans to launch a kind of new rice product in the second quarter of year 2006.

In the year of 2005, the gross margin of bakery business was 38.7%, grew by 3.9 ppt. when compared to the same period last year. The growth was mainly due to the sales focus on those high margin products and improved production efficiency. During the year, bakery business experienced a turnaround and profit attributable to shareholders was US$1.184 million, when compared to last year's loss was US$15.904 million.

Refrigerated Products Business

Currently, refrigerated products business only has one production centre in Hangzhou. After entering into China market for four years, its main products – "Wei Chuan Daily C" and "Wei Chuan Yogurt Drink" – have gained No.1 brand in Shanghai's pure fruit juice market and No.2 brand in Shanghai's yogurt market respectively. The distribution network had expanded to Guangzhou since the second quarter of 2005.

The Group's refrigerated products achieved a rapid increase in sales through its successful marketing strategies. These strategies included introducing the promotion theme for the brand image-building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and consumers' benefits. Adding new flavors of current product series in year 2005 received good response from the market and increased the total sales by 50.3% as compared to last year.

FINANCING

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. The seasonal fluctuation from the sales between the Group's instant noodle, beverages and bakery also maintain the Group's strong cash position. At the end of 2005, the Group's cash and bank deposit amounted to US$156.357 million, increased by US$28.811 million from previous year. The Group's total liabilities amounted to approximately US$539 million, representing an increase of US$22 million from US$517 million as at 31 December 2004. Total assets amounted to US$1,549 million. The gearing ratio calculated as total liabilities to total assets decreased by 2 ppt. to 34.8% as compared to 31 December 2004.

The main capital outlays were related to expenditure for acquisition of more instant noodle and bottle water production facilities. At the end of 2005, the group's total borrowings decreased by 23.8% or US$47.659 million to US$152.528 million. The Group adjusted the proportion between long-term loans and short-term loans from the previous year's "7% : 93%" to 2005's "22% : 78%". The Group has repaid the principal amount of the Group's 2002 Convertible Bonds which was due in June 2005 with a principal of US$90 million plus a redemption premium of US$9.932 million from operating cash and cash from the shares transfer during 2004. The total repayable amount was US$99.932 million. In 2005, the Group's Renminbi debts represented 19.5% of total debt and at the end of 2004 it was 31.0%. The Group's transactions are mainly denominated in Renminbi. Appreciation in the Renminbi in terms of US dollars 2.6% brought an exchange gain of US$19.059 million to the Group during the year. US$5.337 million and US$13.722 million of the exchange gain was included in the income statement and reserves from exchange translation respectively.

Financial Ratio

	For the year ended 31 December	
	2005	2004
Net Profit margin	**6.69%**	19.53%
Finished goods turnover	**9.61 Days**	10.73 Days
Accounts receivable turnover	**15.43 Days**	16.62 Days
Gearing ratio (Net debt to shareholders' equity)	**0.00 Times**	0.09 Times
Debt ratio (Total liabilities to total assets)	**34.77%**	36.86%

PRODUCTION SCALE

The Group has increased 27 production lines for instant noodle and all lines have been put in production in the fourth quarter of the year. The new lines will be fit for the high-growth demand of container and high-end package noodle and satisfy the continuously increased low-end instant noodle market in rural area. These efforts will enhance the Group's competitive ability in instant noodle market. The new factories, which are principally engaged in the production and distribution of low-end instant noodles, are located in Huaian, Liuyang, Nanyang and Tangshan. To face the high-growth bottle water market and further improve the Group's competitive ability in beverage market, the Group has added 12 production lines for bottle water in the big cities of Beijing, Nanjing, Suzhou, Shijiazhuang and Lanzhou and all production lines have been put into production during the year. Moreover, bakery business has increased a new production line of thin crackers to satisfy the consumers' demands.

In year 2006, the Group will invest US$210 million, which is mainly used in beverage and instant noodle production lines, in order to meet the rapid development of instant noodle and beverage markets. The expansion will strengthen the competitiveness and market share of the Group's two major business and further enhance the Group's position in PRC markets.

SALES NETWORK

At the end of 2005, the Group established a network with 361 sales offices, 72 warehouses and 66,085 direct retailers in the PRC. With the network, the Group's products and the new products can be distributed and launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets, the Group has strengthened these direct sales networks and the training for frontline staff. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable resources.

HUMAN RESOURCES

As of 31 December 2005, the Group employed 25,273 staff. The Group realizes the importance of human resources and, therefore, arranges a competitive salary packages, professional training courses, insurance, medical benefit and amenities to employees. The Group believes that a caring management policy for human resources will enhance employees' contribution to the Group.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the year ended 31 December 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practise, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company is taking steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply to the Code.

Audit Committee

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system, financial statements and internal control procedures. It also acts as an important link between the Board and the Company's auditors in matters within the scope of the group audit. Four meetings were held during the financial year ended 31 December 2005. The latest meeting of the Committee was held to review the results of the Group for the year.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PROSPECTS

Due to the PRC's market consumption continuous increase of total retail and consumer expenditure, the growth of instant foods will be expanded directly. The Group's business will benefit from it.

The Group pays attention to its products' popularity and local features simultaneously. Such characteristics of products will help the Group expand its sales area and distribution network, strengthen its direct-selling ability of modern logistics, continously enlarge its market share, consolidate its market position, broaden its leading gap and improve its overall marketing ability.

In year 2006, the price of raw material will continue to stand at a high level. The Group will further refine its production process and strengthen its management and cost control in order to stabilize the Group's gross margin level. At the same time, the Group will continue to launch high quality products in order to enhance the loyalty and trust of consumers and strengthen the image of leading brand.

Furthermore, the Group will introduce the competitive and high gross margin products timely by a combination of strategic partners and current team.

The Group has taken the first priority for the products' quality and safety and will continue to improve the quality control system and establish the concept of "All QC".

In year 2006, under the strategy of "Go from Strength to Strength for the Quest of Excellence", the Group will expand its total performance and establish itself as a good international company.

In year 2005, the Group's total turnover and EBITDA before the inclusion of the exceptional income arising from disposal of partial interest in subsidiaries last year increased by 25.8% and 131.3% respectively. The management has the confidence that the Group's turnover and EBITDA will keep a double-digit growth in next 3 years and create the appreciation of shareholders value continuously. In the first quarter of 2006, the Group's total turnover increased 29.4% when compared to the same period in 2005.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

There were no purchases, sales or redemptions of the Company's shares and convertible bonds by the Company or any of its subsidiaries during the year. The Group's 2002 Convertible Bonds have been due in June 2005 and the Group has repaid the principal amount of US$90 million plus a redemption premium of US$9.932 million.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.tingyi.com in due course.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are executive directors of the Company. Mr. Kazuo Ogawa, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 24 April 2006

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 12 June 2006 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31 December 2005;

2. To declare the payment of a final dividend for the year ended 31 December 2005;

3. To consider the re-election of the retiring directors, including Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao and Mr. Kazuo Ogawa, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

      (ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

   (c) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period;

   (b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

   (c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

   (d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

      (iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 24 April 2006

Notes:

1. The register of members of the Company will be closed from 7 June 2006 to 12 June 2006, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 6 June 2006. The directors will recommend a final dividend of US1.25 cents (HK9.70 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 12 June 2006. Dividend warrants will be mailed to shareholders on or before 28 July 2006. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 9 June 2006. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.